Confidentially submitted to the Securities and Exchange Commission on March 25, 2024.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Texxon Holding Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	2821	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

7A, Block C, 207 Songhong Road, Changning District, Shanghai, China, 200335

Tel: +86 574-62629970

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

Tel: (302)738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications

sent to agent for service, should be sent to:

Wei Wang, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Tel: (212) 370-1300	Sanny Choi, Esq. Kyle Leung, Esq. CFN Lawyers LLC 418 Broadway #4607 Albany, NY 12207 Tel: (646) 386-8128

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED MARCH 25, 2024

[●] Ordinary Shares

Texxon Holding Limited

This is the initial public offering of ordinary shares of Texxon Holding Limited, a Cayman Islands holding company with substantially all of its operations in China. Throughout this prospectus, unless the context indicates otherwise, references to “Texxon” refer to Texxon Holding Limited, our holding company and references to “we,” the “Company” or “our company” are to Texxon and/or its consolidated subsidiaries.

We are offering [●] ordinary shares, par value $0.0001 per share. We expect the initial public offering price of the shares to be in the range of $[●] to $[●] per share. Prior to this offering, there has been no public market for our ordinary shares. We intend to apply to have our ordinary shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “NPT.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq; however, we will not complete this offering unless we are so listed.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

Investing in our ordinary shares involves significant risks. The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Our ordinary shares offered in this prospectus are shares of our Cayman Islands holding company, which has no material operations of its own and conducts substantially all of its operations through our operating entities established in the People’s Republic of China (“China” or the “PRC”). For a description of our corporate structure, see “Corporate Structure” beginning on page 74.

In addition, as we conduct substantially all of our operations in China, we are subject to legal and operational risks associated with having substantially all of our operations in China, including risks related to the legal, political and economic policies of the PRC government, the relations between China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause the value of our ordinary shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As advised by our PRC counsel, Jingtian & Gongcheng, as of the date of this prospectus, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not implicate cybersecurity or involve any other type of restricted industry. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), effective on March 31, 2023, which requires the filing of the overseas offering and listing plan by PRC domestic companies with the CSRC under certain conditions, and the filing with the CSRC by their underwriters associated with such companies’ overseas securities offering and listing. In the opinion of our PRC counsel, Jingtian & Gongcheng, we are subject to the filing requirements of the Trial Measures in connection with this offering. However, we cannot assure you that we will be able to get the clearance on our filing under the Trial Measures on a timely basis, or at all. In addition, any actions by the PRC government to exert more oversight and regulation over offerings that are conducted overseas and foreign investment in China-based issuers or any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. It is highly uncertain what the potential impact new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company, or any of our subsidiaries obtain regulatory approval from Chinese authorities before listing in the U.S. If any of our PRC subsidiaries or our holding company were required to obtain approval in the future and were denied permission from PRC authorities to list on U.S. exchanges, our ability to conduct our business may be materially impacted, we will not be able to continue listing on any U.S. exchange, continue to offer securities to investors, the interest of our investors may be materially adversely affected and our ordinary shares may significantly decrease in value or become worthless. See “Risk Factors” beginning on page 18 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our ordinary shares.

Furthermore, as more stringent criteria have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading if our auditor cannot be fully inspected. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list did not include our auditor, ZH CPA, LLC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the Holding Foreign Companies Accountable Act (the “HFCA Act”) (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCA Act applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. In the event that PCAOB later determines that it is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. See “Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditor. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” on page 33.

Our officers and directors will have significant influence over the Company following the completion of this offering due to their significant shareholding in the Company, in particular Hui Xu, our director and Chief Executive Officer, who currently beneficially owns an aggregate of 33.28% of our outstanding ordinary shares and is expected to own approximately [●]% of our outstanding ordinary shares upon the completion of this offering. For more information regarding Mr. Xu’s beneficial ownership, see “Principal Shareholders” on page 130 and “Risk Factors — Risks Related to Offering and Ownership of Ordinary Shares — Our director and Chief Executive Officer has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions” on page 63.

As a holding company, Texxon relies on dividends and other distributions on equity paid by our PRC subsidiaries for its cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

As of the date of this prospectus, there were no cash flows between our Cayman Islands holding company and our subsidiaries. Based on the advice of our counsel as to Cayman Islands law, Mourant Ozannes (Cayman) LLP, there are no limitations imposed by Cayman Islands law on Texxon’s ability to transfer cash or pay dividend or other distributions in cash to its shareholders, other than as set out under the section titled “Dividend Policy”. Among Texxon and its subsidiaries, cash can be transferred from Texxon and its subsidiary, Texxon Hong Kong Limited, as needed in the form of capital contributions or shareholder loans, as the case may be, to our PRC subsidiaries as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval/filing requirements in China. The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jingtian & Gongcheng, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations for ordinary production and business purposes. We have not been notified of any restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries within the PRC. We believe, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes oversight on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Further, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. As of the date of this prospectus, no transfers, dividends or other distributions have been made from our subsidiaries to our Cayman Islands holding company or the investors out of the PRC, including U.S. investors, and no transfers, loans, or capital contributions have been made from our Cayman Islands holding company to any of our subsidiaries or the investors out of the PRC, including the U.S. investors. In addition, our primary operating subsidiary, Zhejiang Net Plastic Technology Co., Ltd. (“Net Plastic Technology”), has maintained cash flow management policies which dictate the purpose, amount and procedure of cash transfers. Each transfer of cash into or from Net Plastic is subject to internal approvals from at least two manager-level personnel including submitting supporting documentation (such as payment receipts or invoices), reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk. See “Prospectus Summary— Dividends and Other Distributions.”

	Per Share		Total
Initial public offering price(1)	$	[●]	$	[●]
Underwriting discounts and commissions(2)	$	[●]	$	[●]
Proceeds to us, before expenses	$	[●]	$	[●]

(1)	Based on an assumed public offering price of US$[●] per ordinary share.

(2)	Represents underwriting discount and commissions equal to 8% per ordinary share (or $[●] per ordinary share).

Does not include the following additional compensation payable to the underwriters. In addition to the compensation referenced above, we have agreed to provide EF Hutton LLC, the representative of the underwriters, or their designees, with a non-accountable expense allowance equal to 0.5% of the gross proceeds of this offering, payable to the underwriters, or the reimbursement of certain expenses of the underwriters. In addition, we have agreed to issue upon the closing of this offering, compensation warrants to EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters, exercisable for a one and a half year period commencing six months from the commencement date of sales in this offering entitling the representative to purchase up to 5% of the number of shares sold in this offering at a per share exercise price equal to the public offering price. The registration statement of which this prospectus is a part also covers such warrants and the shares issuable upon the exercise thereof. For a description of the other terms of compensation to be received by the underwriters, see “Underwriting.”

We have granted the representative of the underwriters an option for a period of 30 days to purchase up to an additional [●] ordinary shares, solely to cover over-allotments, if any.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares against payment in New York, NY on or about [●], 2024.

EF Hutton, LLC

Prospectus dated [●], 2024.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated, in this prospectus, the following terms shall have the meaning set out below:

“Cayman”	The Cayman Islands

“China” or “PRC”	The People’s Republic of China. The term has a correlative meaning. When used in the case of laws, regulations and rules, “China” or the “PRC” refers to only such laws, regulations and rules of mainland China. When used in the case of government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of “China”, “PRC”, or “Chinese”, it refers to only such government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of mainland China.

“Code”	The United States Internal Revenue Code of 1986, as amended

“Exchange Act”	The Securities Exchange Act of 1934, as amended

“Nasdaq”	The Nasdaq Stock Market LLC

“ordinary shares”	Our ordinary shares, par value $0.0001 per share

“PCAOB”	The Public Company Accounting Oversight Board

“RMB” or “Renminbi”	Legal currency of China

“PFIC”	A passive foreign investment company

“SEC”	The United States Securities and Exchange Commission

“Securities Act”	The Securities Act of 1933, as amended

“Texxon”	Texxon Holding Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands.

“Texxon HK”	Texxon Hong Kong Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Texxon.

“Net Plastic Technology”	Zhejiang Net Plastic Technology Co., Ltd., a PRC limited liability company and majority owned subsidiary of WFOE.

“WFOE” or	HuanSu Technology (Henan) Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by Texxon HK.

“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States

Our reporting currency is the US$. The functional currency of our entities formed in China is the RMB. The functional currency of our entity incorporated in Hong Kong is the Hong Kong Dollar (“HKD”). This registration statement contains conversion of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all transactions during the fiscal years ended June 30, 2023 and 2022 in this prospectus are made at the average rate, which, for the fiscal years ended June 30, 2023 and 2022, are RMB6.9536 to US$1.00 and RMB6.4554 to US$1.00, respectively . The balance sheet items, except for equity accounts, are stated at the spot rate as of June 30, 2023 and 2022, which are RMB7.2513 to US$1.00 and RMB6.6981 to US$1.00, respectively.    All other transactions outside the fiscal years ended June 30, 2023 and 2022 from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus are made at the spot rate as of January 18, 2024, that is, RMB 7.3165 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

Numerical figures included in this registration statement may be subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For clarification, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Hui Xu”, even though, in Chinese, Hui Xu’s name is presented as “Xu Hui.”

Our fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

Except where indicated or where the context otherwise requires, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors”. These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

PROSPECTUS SUMMARY

Investors are cautioned that you are purchasing ordinary shares of our Cayman Islands holding company in this initial public offering instead of purchasing equity interests of our subsidiaries that have business operations in China. This corporate structure involves unique risks.

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors.” This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Texxon is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, Texxon conducts substantially all of its operations through its PRC subsidiaries, primarily Net Plastic Technology, which started its business in Yuyao, China in 2011.

We are a leading provider of supply chain management services in East China, servicing customers in the plastics and chemical industries in China. Through our technology-enabled platform, we provide a full spectrum of services to Chinese SME customers, including but not limited to, procurement, shipping and logistics, payments and fulfillment services. To address the extensive need from SMEs in China for more stable sources of supply, lower procurement costs, higher product quality, and enhanced risk management in the plastics and chemical markets in China, we aspire to build the largest one-stop plastic and chemical raw material supply chain management platform in China, to streamline the complex and labor-intensive raw material procurement process in the plastics and chemical industries and make it more convenient, cost-effective, and efficient for our customers. We believe that our platform has the capacity to help streamline and optimize operational processes of market participants, enhance sustainability and resilience in the entire supply chain, and create a dynamic ecosystem where stakeholders can engage in transactions with ease and efficiency.

We have built a highly scalable distributed software architecture for our platform that allows for continuous improvement. We have also built an effective User Experience Design (UED) process into our platform to improve the customer experience. In addition, with decades of experience in the plastic and chemical raw material market in China, we have amassed substantial transaction data, including supplier and customer information, price trends, category-specific price indexes and market demand volume. The extensive data collection enables us to more accurately analyze price trends and market demands and make more informed decisions.

Our Revenue Model

We provide our customers with a one-stop procurement solution, for which our revenues are generated from sales of products that our customers purchase on our platform. We purchase products from suppliers, including manufacturers or distributors, and sell them directly to our customers. The value of our services is taken into accounted reflected in the purchase price of products. We take ownership of the products sold, which requires us defectively manage inventory levels. We will adjust inventory levels based on fluctuations in supply and prices or seasonality and the popularity of a particular product. We determine the prices sold to our customers. We generate revenue from the difference between the procurement price and the sales price of products.

Our Strengths

We believe that the following are our key competitive strengths contributing to our growth and, on a combined basis, differentiating us from our competitors:

●	One-stop solution for product procurement encompassing wide selection of products and ensuring timely and reliable fulfillment;

●	An advanced supply chain management platform powered by technology and data; and

●	Visionary founders and an experienced management team.

Our Strategies

Our goal is to become the largest one stop plastic and chemical raw material supply chain management platform in China. In order to stay competitive, we will:

●	Continue to invest in technology and data to enhance our supply chain management platform;

●	Further optimize our one-stop solution; and

●	Accelerate the construction of our chemical and plastic raw materials plant in Henan Province, China.

Our Corporate History and Structure

Texxon is an exempted company with limited liability incorporated in the Cayman Islands in January 2022. We are a holding company of our group with no substantive operation. We carry out our business in China through our PRC subsidiaries, primarily Net Plastic Technology, which commenced business in 2011.

For more details regarding our history, subsidiaries and corporate structure, see “Corporate History and Structure” on page 74. The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, as of the date of this prospectus.

Dividends and Other Distributions

Texxon is a holding company with no material operations of its own and does not generate any revenue. We currently conduct substantially all of our operations through Net Plastic Technology. We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 29. Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, there were no cash flows between our Cayman Islands holding company and our subsidiaries, or among our PRC subsidiaries.

The transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 in China to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations. As advised by our PRC counsel, Jingtian & Gongcheng, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations for ordinary production and business purposes. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries within PRC. See “Regulation – Regulations Relating to Private Lending.”

Based on the advice of our counsel as to Cayman Islands law, Mourant Ozannes (Cayman) LLP, there are no limitations imposed by Cayman Islands law on Texxon’s ability to transfer cash or pay dividend or other distributions in cash to its shareholders, other than as set out under the section titled “Dividend Policy”. Among Texxon and its subsidiaries, cash can be transferred from Texxon and Texxon Hong Kong Limited as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC subsidiaries as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Risk Factors – Risks Related to Doing Business in China - Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may be subject to PRC tax” on page 31. Further, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” on page 24. As of the date of this prospectus, no transfers, dividends or other distributions have been made from our subsidiaries to our Cayman Islands holding company or the investors out of the PRC, including U.S. investors, and no transfers, loans, or capital contributions have been made from our Cayman Islands holding company to any of our subsidiaries or the investors out of the PRC, including the U.S. investors.

However, there are limitations on our ability to transfer cash between us and our U.S. investors. Dividend distribution to our foreign investors must be reviewed by a bank designated by the State Administration of Foreign Exchange of China (the “SAFE”) that processes outward remittance of profits. The review will include reasonable examination of transaction documents. Upon review and approval by the designated bank, our WFOE in China may remit dividends to Texxon HK, unless the PRC government temporarily introduces relevant policies that prevent WFOE from remitting dividends to Texxon HK in a timely manner. Notwithstanding the foregoing, we intend to retain all of our available funds and any future earnings after this offering and cash proceeds from overseas financing activities, including this offering, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. As of the date of this prospectus, no transfers, dividends or other distributions have been made between our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us based on current statutory limits to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

All of our PRC subsidiaries maintain cash flow management policies. Each transfer of cash out of our PRC subsidiaries is subject to internal approvals from at least two manager-level personnel, including submitting supporting documentation (such as payment receipts or invoices), reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. See “Regulation - Regulations on Dividend Distributions”. However, none of our subsidiaries has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this prospectus. See also “Risk Factors – Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 30.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of mainland China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations. See “Risk Factors – Risks Related to Doing Business in China - Restrictions on currency exchange may limit our ability to utilize our revenues effectively” on page 32.

Summary of Risks Affecting Our Company

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Related to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and regulation over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless. See “Risk Factors — Risks Related to Doing Business in China — The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and regulation over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.” beginning on page 18;

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See “Risk Factors — Risks Related to Doing Business in China — Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.” beginning on page 19;

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. See “Risk Factors — Risks Related to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” beginning on page 20;

●

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also influence our operations and this offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also influence our operations and this offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.” beginning on page 22;

●	The rules and regulations in China can change quickly with short notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us. See “Risk Factors — The rules and regulations in China can change quickly with short notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.” beginning on page 22;

●	To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See “Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.” beginning on page 24;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws. See “Risk Factors — Risks Related to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.” beginning on page 25;

●	Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ordinary shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China. See “Risk Factors — Risks Related to Doing Business in China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ordinary shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China.” beginning on page 25;

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” beginning on page 29;

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.” beginning on page 30; and

●	Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditor. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA, among other things, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA as it was originally passed from three years to two, and thus, reduced the time before our shares may be prohibited from trading or delisted. See “Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” beginning on page 18.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our business, financial condition and results of operations may be materially and adversely affected if we are unable to attract and retain customers and maintain satisfactory customer experience. See “Risk Factors — Risks Related to Our Business and Industry — Our business, financial condition and results of operations may be materially and adversely affected if we are unable to attract and retain customers and maintain satisfactory customer experience.” beginning on page 35;

●	If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.” beginning on page 35;

●	If we fail to introduce digital solutions or services in a manner that responds to the evolving needs of customers, our business may be adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to introduce digital solutions or services in a manner that responds to the evolving needs of customers, our business may be adversely affected.” beginning on page 36;

●	If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform, our business may be adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform, our business may be adversely affected.” beginning on page 36;

●	We are exposed to fluctuations in the supply of, or demand for, primarily chemical and plastic raw materials, inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the products available on our platform. See “Risk Factors — Risks Related to Our Business and Industry — We are exposed to fluctuations in the supply of, or demand for, primarily chemical and plastic raw materials, inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the products available on our platform.” beginning on page 36;

●	We are reliant on suppliers for the supply of products. If we fail to maintain good relationships with them, or reach reasonable terms, our business and financial performance may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — We are reliant on suppliers for the supply of products. If we fail to maintain good relationships with them, or reach reasonable terms, our business and financial performance may be materially and adversely affected..” beginning on page 38;

●	We are subject to risks relating to the fulfillment of products, including hazardous products such as hazardous chemicals, offered on our platform. See “Risk Factors — Risks Related to Our Business and Industry — We are subject to risks relating to the fulfillment of products.” beginning on page 38 and “Risk Factors — Risks Related to Our Business and Industry — We are subject to risks relating to the fulfillment of hazardous products, such as hazardous chemicals, offered on our platform.” beginning on page 39;

●	We are subject to risks related to construction of our factory in Henan Province, China. See “Risk Factors — Risks Related to Our Business and Industry — We are subject to risks related to construction of our factory in Henan Province, China.” beginning on page 40;

●	We are in the process of obtaining certificates for our manufacturing facilities in Henan Province, China. If we fail to obtain any of them, our business may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — We are in the process of obtaining certificates for our manufacturing facilities in Henan Province, China. If we fail to obtain any of them, our business may be materially and adversely affected.” beginning on page 40;

●	Volatility in commodity prices and changes in energy costs and the cost of raw materials used in the products sold on our platform may adversely affect gross margins and our results of operations. See “Volatility in commodity prices and changes in energy costs and the cost of raw materials used in the products sold on our platform may adversely affect gross margins and our results of operations.” beginning on page 47;

●	If we cannot effectively and properly collect payment from our customers, our business and operations may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If we cannot effectively and properly collect payment from our customers, our business and operations may be materially and adversely affected.” beginning on page 52;

●	We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weakness in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our ordinary shares. See “Risk Factors — Risks Related to Our Business and Industry — We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weakness in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our ordinary shares.” beginning on page 56;

●	There is substantial doubt about our ability to continue as a going concern. See “Risk Factors – Risks Related to Our Business and Industry – There is substantial doubt about our ability to continue as a going concern.”

Risks Related to this Offering and Ownership of our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to ordinary shares and this offering, including, but not limited to, the following:

●	An active trading market for our ordinary shares or our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — An active trading market for our ordinary shares or our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly” beginning on page 59;

●	Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities” beginning on page 59;

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors” beginning on page 60;

●	Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares. See “Risk Factors — Risks Related to this Offering and Ownership of Ordinary Shares — Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares” beginning on page 61; and

●	Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution” beginning on page 62.

Recent Regulatory Developments in China

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and the Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which was recently amended on June 24, 2022 and came into effect on August 1, 2022 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and last amended in 2018, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the Measures for the Safety Examination of Foreign Investment. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage. See “Risk Factors – Risks Related to Doing Business in China –Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ordinary shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China” on page 25.

In addition, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued the Measures for Cybersecurity Review (Revision Draft for Comments) for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) which were promulgated and became effective on February 15, 2022, provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further list the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the new rules, companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC (“PRC domestic companies”), directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies (the “indirect offerings”). An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in the previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

Based on the advice of our PRC counsel, Jingtian & Gongcheng, as our PRC subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended June 30, 2023 and 2022, and substantially all of our operations are carried out in the PRC, this offering will be considered an indirect offering and we are subject to the filing requirements under the Trial Measures.

The Trial Measures may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any actions by the PRC government to exert more oversight and regulation over offerings that are conducted overseas and foreign investment in China-based issuers or any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

As further advised by our PRC counsel, Jingtian & Gongcheng, as of the date of this prospectus, except for those licenses and permissions held by our PRC subsidiaries set forth in the table below under “ – Regulatory Permissions” and the filing requirements of the CSRC under the Trial Measures, neither Texxon nor any of its subsidiaries is currently required to obtain regulatory approvals or permissions from the CSRC, the CAC, or any other relevant PRC regulatory authorities for their business operations, our offering (including the sales of securities to foreign investors) and our listing in the U.S. under any existing PRC law, regulations or rules, nor have we received any inquiry, notice, warning, sanctions or regulatory objection to our business operations, our offering and listing in the U.S. from the CSRC, the CAC, or other PRC regulatory authorities. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC or other PRC regulatory authorities required for our business operations and overseas listings, including this offering. However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. If it is determined in the future that additional approval or permissions of the CSRC, the CAC or any other regulatory authority is required for the business operations and this offering and we do not receive or maintain the approvals or permissions, or we inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approvals or permissions in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The CSRC, the CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. See “Risk Factors — Risks Related to Doing Business in China — The approval of the CSRC, the CAC, or other PRC regulatory agencies may be required in connection with this offering under a PRC regulation or any new laws, rules or regulations to be enacted, and if required, we cannot assure you that we will be able to obtain such approval” on page 18 and “Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also influence our operations and this offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.” on page 22.

Regulatory Permissions

As of the date of this prospectus, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include Business License, Record Registration Form for Foreign Trade Business Operators, and Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Zhejiang Net Plastic Technology Co., Ltd.	Business License Record Registration Form for Foreign Trade Business Operators Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity	Ningbo Market Supervision and Administration Bureau Yuyao Bureau of Commerce Yuyao Customs	Long-term
	Permits for Trading in Hazardous Chemicals	Bureau of Emergence Management of Ningbo	February 23, 2022 to February 22, 2025
Qingdao Zhongguang Yiyun Supply Chain Management Co., Ltd.	Business License Permits for Trading in Hazardous Chemicals	Qingdao Administrative Examination and Approval Service Bureau Bureau of Emergence Management of Laoshan District, Qingdao City	Long-term September 13, 2023 to September 12, 2026
Anhui Zhongke Net Plastic Technology Co., Ltd.	Business License	Hefei Market Supervision Administration	Long-term
Net Plastic (Ningbo) Supply Chain Management Co., Ltd.	Business License Record Registration Form for Foreign Trade Business Operators Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity	Yuyao Market Supervision Administration Yuyao Bureau of Commerce Yuyao Customs	Long-term
Jiangsu Net Plastic Supply Chain Management Co., Ltd.	Business License	Haimen Administrative Examination and Approval Service Bureau	Long-term
Net Plastic Technology (Henan) Co., Ltd. (“Net Plastic Henan”)	Business License	Long-term
Henan Net Plastic Supply Chain Management Co., Ltd.	Business License	Taiqian Market Supervision Administration	Long-term
Henan Net Plastic New Material Technology Co., Ltd. (“Net Plastic New Material”)	Business License	Taiqian Market Supervision Administration	Long-term
Henan Net Plastic Chemical Distribution Co., Ltd.	Business License	Taiqian Market Supervision Administration	Long-term

As advised by our PRC counsel, Jingtian & Gongcheng, except for the overseas listing filing requirements from the CSRC as required by the Trial Measures, neither we nor any of our PRC subsidiaries is currently required to obtain regulatory approval from Chinese authorities before listing in the U.S. under any existing PRC law, regulations or rules, including from the CSRC, CAC, or any other relevant Chinese regulatory agencies that is required for our operations or this offering (including offering securities to foreign investors). As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities.

However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for our operations or this offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. See “Risk Factors – Risks Related to Doing Business in China –Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ordinary shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China” on page 25. Furthermore, the PRC government may take actions to exert more oversight and regulation over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. See “Risk Factors – Risks Related to Doing Business in China – The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also influence our operations and this offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless” on page 18.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Exchange Act, as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Corporate Information

Our principal executive offices are located at 7A, Block C, 207 Songhong Road, Changning District, Shanghai, China, 200335, and our telephone number is +86 574-62629970. Our website is www.npt-cn.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our registered office in the Cayman Islands is at the offices of Osiris International Cayman Limited at Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, KY1-1209, Cayman Islands or at such other place in the Cayman Islands as our directors may at any time decide. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711.

The Offering

Securities being offered:	[●] ordinary shares on a firm commitment basis (or [●] ordinary shares if the underwriters exercise their over-allotment option in full).

Initial offering price:	We estimate the initial public offering price for the ordinary shares will be in the range of $[●] to $[●] per ordinary share.

Number of ordinary shares outstanding before the offering:	20,000,000 ordinary shares.

Number of ordinary shares outstanding after the offering:	[●] ordinary shares, assuming full exercise of the underwriters’ over-allotment option, and [●] ordinary shares, assuming no exercise of the underwriters’ over-allotment option.

Use of proceeds:	We intend to use the net proceeds of this offering for [●]. For more information on the use of proceeds, see “Use of Proceeds” on page 68.
Representative’s warrants

Upon the closing of this offering, we have agreed to issue to EF Hutton LLC, as representative of the underwriters, or its designees, warrants that will be exercisable for the period commencing six months from the closing date of this offering and expiring one and a half years from the closing date of the offering, entitling the representative to purchase 5% of the number of ordinary shares sold in this offering, with an exercise price equal to 100% of the public offering price of the ordinary shares. The registration statement of which this prospectus is a part also covers the representative’s warrants and the ordinary shares issuable upon the exercise thereof. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Lock-up agreements:	All of our directors and officers and certain shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 180 days from the closing of our initial public offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq symbol:	We intend to apply to have our ordinary shares listed on the Nasdaq under the symbol “NPT”.
Transfer agent and registrar:	[●]

Risk factors:	Investing in our ordinary shares involves significant risks. The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 18.

RISK FACTORS

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends, the trading price of our ordinary shares and ability to offer and continue to offer securities to investors. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Doing Business in China

The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight over offerings that are conducted overseas and foreign investment in China-based issuers. If we fail to comply with relevant regulations in China, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) PRC domestic companies, directly and (ii) indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form”. The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in the previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

Based on the advice of our PRC counsel, Jingtian & Gongcheng, as our PRC subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended June 30, 2023 and 2022, and substantially all of our operations are carried out in the PRC, this offering will be considered indirect offering and we will be subject to the filing requirements under the Trial Measures.

The Trial Measures may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Failure to receive clearance of the filing requirements under the Trial Measures may materially delay the progress of the offer of our ordinary shares, or even completely hinder our ability to offer or continue to offer our ordinary shares.

On February 24, 2023, the CSRC, the Ministry of Finance of the PRC, the National Administration of State Secrets Protection and the National Archives Administration of China jointly published the Provisions on Strengthening the Confidentiality and Archives Management Work Relating to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration”), which became effective on March 31, 2023. The Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities (either in direct or indirect means), the domestic entities, and securities companies and securities service institutions (either incorporated domestically or overseas) that provide relevant securities service shall strictly implement the provisions of relevant PRC laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the entities shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed. We believe that this offering does not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the Confidentiality and Archives Administration. The specific requirements of the relevant procedures are currently unclear and we cannot be certain whether we will be able to complete the relevant procedures.

Any actions by the PRC government to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant oversight over China’s economic growth by allocating resources, regulating payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by governmental oversight over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to regulate the pace of economic growth. These measures may cause decreased economic activity.

In July 2021, the PRC government provided new guidance on China-based companies raising capital outside of China, including through VIE arrangements. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China changes from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the market price of our ordinary shares, may be adversely affected.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, the interpretation and enforcement of these laws, rules and regulations involve uncertainties.

Since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems, which may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain to be further clarified on how the law will be interpreted, amended and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On July 10, 2021, CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

On November 14, 2021, CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. There remain to be further clarified as to when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. To the best knowledge of us, we are not among the “operator of critical information infrastructure” or “data processor” as mentioned above. The Company, through Texxon HK and its subsidiaries, is engaged in providing supply chain management services for customers in the plastics and chemical industries in China, and neither the Company nor its subsidiaries is engaged in data activities as defined under the Personal Information Protection Law, which includes, without limitation, collection, storage, use, processing, transmission, provision, publication and deletion of data. In addition, neither the Company nor its subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, Measures for Cybersecurity Review (2021 version) was recently adopted and the Opinions remain to be further clarified on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

If we inadvertently conclude that the Measures for Cybersecurity Review (2021 version) do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review (2021 version) become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review (2021 version), which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review (2021 version), our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. As advised by our PRC counsel, Jingtian & Gongcheng, the Trial Measures require us to complete the filing with the CSRC for this offering, and the CSRC must have concluded the filing procedure and published the filing results on the CSRC website, prior to the completion of this offering in accordance with the requirements under the Trial Measures. We cannot assure you that we will be able to get the clearance of our filing under the Trial Measures on a timely basis, or at all. We may be subject to orders to rectify, warnings and fines if we fail to comply with the requirements under the Trial Measures. We cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any actions by the PRC government to exert more oversight and regulation over offerings that are conducted overseas and foreign investment in China-based issuers or any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. See “—The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and regulation over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.”

Furthermore, the PRC government authorities may strengthen oversight and regulation over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change with short notice, along with the risk that the Chinese government may influence our operations at any time, or may exert more regulation over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also influence our operations and this offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and regulation over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The rules and regulations in China can change quickly with short notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

Our PRC Subsidiaries are subject to various PRC laws, rules and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in Texxon.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and will accept public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs. We believe, none of the Company or any of its PRC subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure because none of the Company or any of its PRC Subsidiaries is engaged in important public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology and industry, as well as other important network facilities, information systems that may seriously endanger national security, national economy and people’s livelihood. Additionally, none of the Company or any of its PRC Subsidiaries is an “online platform operators” controlling personal information of more than one million users under the Cybersecurity Review Measures because our business operations do not involve collecting personal information. Therefore, we are not subject to the Measures for Cybersecurity Review and are not required to pass the security evaluation organized by the CAC and the compliance with such regulation will not materially impact our business operations. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the cybersecurity review and subject us to fines or penalties for non-compliance.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. As advised by our PRC counsel, Jingtian & Gongcheng, the Trial Measures require us to complete the filing with the CSRC for this offering, and the CSRC must have concluded the filing procedure and published the filing results on the CSRC website, prior to the completion of this offering in accordance with the requirements under the Trial Measures. We cannot assure you that we will be able to get the clearance of our filing under the Trial Measures on a timely basis, or at all. We may be subject to orders to rectify, warnings and fines if we fail to comply with the requirements under the Trial Measures. We cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any actions by the PRC government to exert more oversight and regulation over offerings that are conducted overseas and foreign investment in China-based issuers or any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

If CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering in addition to the registration requirements under the Trial Measures, we may be unable to obtain such approvals and complete this offering and any follow-on offering or if even we complete this offering and any follow-on offering, we may be required to delist from Nasdaq and subject to fines and penalties, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Furthermore, the PRC government authorities may strengthen oversight and regulation over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Texxon is an offshore holding company with no material operations of its own, which conducts substantially all of its operations through its operating subsidiaries established in the PRC. As of the date of this prospectus, substantially all of our cash and assets are located in the PRC. No transfers, dividends or other distributions were made from our subsidiaries to our holding company or investors outside of the PRC during the fiscal years ended June 30, 2023 and 2022. The transfer of funds among PRC companies are subject to the Provisions on Private Lending Cases, which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases does not prohibit cash transfers among the PRC company’s subsidiaries. As of the date of this prospectus, we have not been notified of any restrictions which could limit our PRC Subsidiaries’ ability to transfer cash to another PRC subsidiary. However, there are limitations on our ability to transfer cash between us and our U.S. investors where dividend distribution to our foreign investors shall be reviewed by a bank designated by SAFE that processes outward remittance of profits, including but not limited to the resolution of the board of directors of such PRC institution on distribution of profits, original tax recordation form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax recordation form with the actual remittance amount and remittance date of the profits. Upon review and approval by the designated bank, our WFOE in China may remit dividends to Texxon HK, unless the PRC government temporarily introduces relevant policies that prevent WFOE from remitting dividends to Texxon HK in a timely manner.

Based on the advice of our counsel as to Cayman Islands law, Mourant Ozannes (Cayman) LLP, there are no limitations imposed by Cayman Islands law on Texxon’s ability to transfer cash or pay dividends or other distributions in cash to shareholders, other than as set out under the section titled “Dividend Policy.” Among Texxon and its subsidiaries, cash can be transferred from Texxon and its subsidiary, Texxon HK, as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC Subsidiaries as we are permitted under the PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Further, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

There can be no assurance that the PRC government will not intervene or impose restrictions in future on our ability to transfer or distribute cash within our PRC Subsidiaries or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

Texxon is a holding company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers and our directors reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Relating to Our Ordinary Shares and this Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands holding company.

Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ordinary shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission (the “SASAC”), the State Administration of Taxation (the “SAT”), the State Administration of Industry and Commerce (the “SAIC”), the CSRC, and the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, our PRC counsel, Jingtian & Gongcheng, has advised us that the CSRC approval under the M&A Rules is not required in the context of this offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings under the prospectus are subject to the M&A Rules; and (ii) we established our PRC subsidiary, WFOE, by means of direct investment rather than by merger with or acquisition of PRC domestic companies and at the time of the acquisition of 92.705% equity interests of Net Plastic Technology by WFOE, 1% equity interests of Net Plastic Technology was ultimately owned by an unrelated foreign individual and the acquisition was not an acquisition of a PRC domestic enterprise by an offshore special purpose vehicle. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and the opinion of our PRC counsel is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval under the M&A Rules for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ordinary shares offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. See “Regulation — Regulations Relating to Overseas Listing and M&A”.

In addition, the security review rules issued by the MOFCOM that took effect in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the security review, foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage.

On November 14, 2021, CAC issued the Regulations on Network Data Security (draft for public comments) which set forth cyber data security compliance requirements in greater detail.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and took effect on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. To the best knowledge of us, we are not among the “operators of critical information infrastructure” or “online platform operators” as mentioned above. The Company, through Texxon HK and its subsidiaries, is engaged in providing supply chain management services for customers in the plastics and chemical industries in China, and neither the Company nor its subsidiaries is engaged in data activities as defined under the Personal Information Protection Law, which includes, without limitation, collection, storage, use, processing, transmission, provision, publication and deletion of data. In addition, neither the Company nor its subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. However, the Measures for Cybersecurity Review were recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) are in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

If we inadvertently conclude that the Measures for Cybersecurity Review do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review, which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. As advised by our PRC counsel, Jingtian & Gongcheng, the Trial Measures require us to complete the filing with the CSRC for this offering, and the CSRC must have concluded the filing procedure and published the filing results on the CSRC website, prior to the completion of this offering in accordance with the requirements under the Trial Measures. We cannot assure you that we will be able to get the clearance of our filing under the Trial Measures on a timely basis, or at all. We may be subject to orders to rectify, warnings and fines if we fail to comply with the requirements under the Trial Measures. We cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any actions by the PRC government to exert more oversight and regulation over offerings that are conducted overseas and foreign investment in China-based issuers or any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. See “—The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and regulation over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.” on page 18.

We are not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, Jingtian & Gongcheng, other than those requisite for a domestic company in China to engage in the businesses similar to ours, we are not required to obtain any permission from Chinese authorities including the CSRC, the CAC or any other governmental agency that is required to approve our operations. As of the date of this prospectus, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. As advised by our PRC counsel, Jingtian & Gongcheng, except for the overseas listing filing requirements from the CSRC, such as the Trial Measures, neither we nor any of our subsidiaries is currently required to obtain regulatory approval from Chinese authorities before listing in the U.S. under any existing PRC law, regulations or rules, including from the CSRC, CAC, or any other relevant Chinese regulatory agencies that is required to approve our operations in China.

As further advised by our PRC counsel, Jingtian & Gongcheng, as of the date of this prospectus, except for the overseas listing filing requirements from the CSRC as required by the Trial Measures, we are not required to obtain any permission from any PRC governmental authorities for the offering (including offering of securities to foreign investors). However, if we do not receive or maintain the approvals and listing filing requirements, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ordinary shares.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Administration for Market Regulation, or the SAMR, in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target, while under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review. Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to SAMR merger control review. As a result, many of the transactions we may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If the practice of SAMR and MOFCOM remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange restrictions.

We have notified substantial beneficial owners of our shares who we know are PRC residents of their filing obligation, and are aware that all substantial beneficial owners have completed the necessary registration with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and who participate in any share incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of share options and the purchase or sale of shares and interests. In the event we adopt an equity incentive plan, our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to PRC subsidiaries subject to the approval from or filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiaries in China.

Any loans to our WFOE in China, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE in China to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprise or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our WFOE, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. Since SAFE Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to PRC subsidiaries in or future capital contributions by us to our WFOE in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

We rely on dividends and other distributions on equity paid by our subsidiaries for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. The laws, rules and regulations applicable to our PRC subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of June 30, 2023 and 2022, these restricted net assets amounted to $68.9 million and $24.4 million, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Limitations on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

Our PRC subsidiary primarily generates all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us through the WFOE. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by the SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our WFOE to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.

Under the EIT Law and its implementing rules, both of which came into effect on January 1, 2008 and were last amended on December 29, 2018, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the EIT Law. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may be subject to PRC tax.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Regulation — Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and/or SAT Circular 37. For transfer of shares in our company that do not qualify for the public securities market safe harbor by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

All of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC and/or transfer cash out of China to pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. In addition, there can be no assurance that the PRC government will not impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our ordinary shares in foreign currency terms.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of December 2020, the value of the Renminbi appreciated by approximately 5.10% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the RMB against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, our ordinary shares in U.S. dollar may be adversely affected. We may not be able to pay dividends in U.S. dollar to our shareholders. Appreciation of RMB to U.S. dollar will result in exchange loss, while depreciation of RMB to U.S. dollar will result in exchange gain.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this prospectus, our PRC subsidiaries provide social security insurance including pension, medical insurance (including maternity insurance), unemployment insurance and on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. However, we did not make adequate contributions to such social security insurance plans. As such, our PRC subsidiaries may be subject to late fees and fines in relation to the underpaid employee benefits which may adversely affect our business, operating results and cash flows. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditor. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit shares of such company from being traded on a national securities exchange or in the over the counter trading market in the U.S.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. On December 29, 2022, the CAA was signed into law by President Biden. The CAA, among other things, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA as it was originally passed from three years to two, and thus, reduced the time before our shares may be prohibited from trading or delisted. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to PCAOB inspections. However, if PCAOB is unable to inspect or investigate completely our auditor, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer” following the filing of the annual report for the relevant fiscal year. In accordance with HFCAA, our shares will be delisted from Nasdaq, and will not be permitted for trading over the counter if we are identified as a Commission-identified Issuer for two consecutive years under the HFCAA and the CAA. If our shares are prohibited from trading in the United States, it cannot assure you that such shares will be listed on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on our share price.

Moreover, the HFCAA, CAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our shares could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on acceptable terms, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On December 29, 2022, the CAA was signed into law by President Biden. The CAA, among other things, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA as it was originally passed from three years to two, and thus, reduced the time before our shares may be prohibited from trading or delisted.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ordinary shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price of our ordinary shares.

Risks Related to Our Business and Industry

Our business, financial condition and results of operations may be materially and adversely affected if we are unable to attract and retain customers and maintain satisfactory customer experience.

The success of our business depends on our ability to provide a satisfactory procurement experience to expand our customer base, which in turn depends on a variety of factors. These factors include but not limited to our ability to offer a wide array of high-quality plastic and chemical raw material products with great value for money, optimize the product offering in response to the diverse and evolving demands of our customers, expand and maintain relationships with our customers, suppliers and service providers, offer timely and reliable fulfillment service, develop digital solutions and intelligent services and recommend suitable ones to our customers and suppliers, all of which will require us to incur substantial costs and expenses. If such costs and expenses fail to effectively result in an expansion of our customer base, we may not be able to achieve our business goals and our results of operations may be materially and adversely affected. Our efforts to grow our customer base may not lead to increased revenues in the immediate future. Even if they do, any increases in revenues may not offset the cost of revenues and the expenses incurred. If we are not successful in our efforts to retain existing customers, attract new customers, increase customer spending, our revenues may decline and our results of operations may be materially and adversely affected.

Interruptions to or failures in the delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters or labor unrest. If products sold on our platform are not delivered in a timely or reliable manner, or are delivered in a damaged state which we failed to detect, customers may refuse to accept these products and have less confidence in our products and services. Furthermore, we may face claims raised by our customers that hold us liable for any losses and damages arising therefrom. As a result, our reputation, business, financial condition, and results of operations might suffer significantly.

We depend on our customer service team to provide pre-sale, sale and after-sales services and handle customer requests to return or exchange. If our customer service team fails to provide satisfactory services, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

As a result, if we are unable to continue to maintain the quality of our customer experience and customer service, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, financial condition and results of operations.

If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our revenues increased from $489.4 million in the fiscal year ended June 30, 2022 to $552.5 million in the fiscal year ended June 30, 2023. However, our historical growth may not be indicative of our future growth. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past.

Our business and prospects may be materially and adversely affected if we fail to manage our growth and to execute our strategies to attract and retain a critical mass of customers on our platform. Our business has become increasingly complex as the scale and geographic coverage of our business, diversity of our products and services, and our workforce continue to grow. We may face new challenges as we expand our service and product offerings to our customers.

Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, operational and financial systems, policies, procedures and internal controls, which could be particularly challenging if we start new business operations in new sectors or geographic areas. These efforts will require significant managerial, financial and human resources. The emergence of new disruptive business models and technologies could also impose risks on our future growth. We may fail to compete effectively with such new models or technology. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures, control measures, business models and technological developments successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

If we fail to introduce digital solutions or services in a manner that responds to the evolving needs of customers, our business may be adversely affected.

We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements. The development of our services involves a significant amount of time for our research and development team, as it can take our research and development team months to update, code and test new and upgraded solutions and integrate them into our platform. We must also continually update, test and enhance our software. For example, our research and development team spends a significant amount of time and resources monitoring the performance of our websites, mobile apps, WeChat Mini-Program and self-developed technology infrastructure to respond quickly to potential problems and incorporating various enhancements into our platform. The continual improvement and enhancement of our platform require significant investment and we may not have the resources to make such investment. Our improvement and enhancement may not result in our ability to recoup our investments in a timely manner, or at all. We may make significant investments in new solutions or enhancements that may not achieve expected returns. The improvement and enhancement of the functionality, performance, reliability, design, security and scalability of our system is expensive and complex, and to the extent we are not able to perform it in a manner that responds to our customers’ evolving needs, our business, operating results and financial condition will be adversely affected.

If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform, our business may be adversely affected.

The chemical and plastic raw material markets in China in which we operate are characterized by constant change and innovation and we expect it to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our customers and suppliers, design and maintain our one-stop solution that help them make purchase and sales of chemical and plastic raw materials transparently and efficiently. Our ability to attract new customers, retain existing customers and improve customer spending will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform and to innovate and introduce new solutions. If we fail to anticipate customers’ rapidly changing needs and expectations or adapt to emerging trends, our market share and operating results and financial condition could suffer.

Furthermore, we expect that the number of suppliers and customers on our platform to increase; as the number of our suppliers and customers with higher transaction volume increases, the need for us to offer increased functionality, scalability and support will increase accordingly, which requires us to devote additional resources to such efforts. We will need to expand our logistics and warehouse capabilities and maintain good business relationships with third-party service providers to meet the growing needs from customers and suppliers as well. To the extent we are not able to enhance our platform’s functionality in order to maintain its utility, enhance our platform’s scalability in order to maintain its performance and availability, or improve our support function in order to meet increased demands, our business, operating results and financial condition could be adversely affected.

We are exposed to fluctuations in the supply of, or demand for, primarily chemical and plastic raw materials, inside and outside of China, along with the conditions underlying such fluctuations, which could adversely affect the trading volume and price of the products available on our platform.

We primarily engage in the sale of chemical and plastic raw materials. The volume of supply and demand for chemical and plastic raw materials varies from time to time resulting from changes in resource availability, government policies and regulations, costs of production, demand from customers, and technology development inside and outside China. In the event that the supply of chemical and plastic raw materials decreases or the price of chemical and plastic raw materials increases so that our purchase price of chemical and plastic raw materials increases, and that we are unable to pass on the entirety or a majority of such increase in costs to our customers, our financial performance may be adversely affected. If negative market and industry trends occur in the future, the sales price of chemical and plastic raw materials on our platform could decrease, and our business and results of operations may be materially and adversely affected. If we expand our business into overseas markets, we will be exposed to risks related to fluctuations in global production capacity and demand levels for chemical and plastic raw materials, as well as global and regional economic conditions.

Changes in the conditions underlying the supply of, and demand for, chemical and plastic raw materials may also result in fluctuations in prices of the chemical and plastic raw materials, which could adversely impact our results of operations and financial performance. For example, a decline in the global economy or the economic and financial conditions of any specific country, region or sector may cause decline in the supply of or demand for chemical and plastic raw materials in the affected country, region or sector, thus negatively affecting our business, results of operations, and earnings. Other examples of conditions which might result in fluctuations in the supply of, or demand for, chemical and plastic raw materials include but are not limited to (i) the insolvency of key suppliers, particularly those with whom we have long-term supply contracts, could result in supply chain difficulties and/or unmatched chemical and plastic raw materials price exposure and/or a reduction in chemical and plastic raw materials available for our platform; (ii) a significant reduction or increase in commodity prices could result in customers or suppliers, as the case may be, being unwilling or unable to honor their contractual commitments to purchase or sell chemical and plastic raw materials on pre-agreed pricing terms; (iii) a decline in the value of inventories may result in write-downs; and (iv) a decline in customer needs due to macroeconomic restrictions imposed by national and local government or business shut-down due to natural disasters and pandemic.

Changes in our product mix could cause changes in our revenue or gross margin, or affect our competitive position.

Our results of operations are affected by the mix of products available on our platform. Changes in product mix result primarily from changes in customer demands, competition, and business acquisitions. Our product lines can be broadly divided into two categories: basic chemicals and plastic particles. Different products may have different gross margins. As we continue to broaden the mix of our product offerings, we may see fluctuation or decrease in our gross margin in the foreseeable future. Whether and to what extent any adverse mix impact will result in a decline of our gross margin in any given period will depend on the extent to which they are, or are not, offset by positive impacts to gross margin during such period. Downward pressure on sales prices, changes in the volume or timing of our orders, and an inability to pass higher product costs on to customers could also cause our gross margin to fluctuate or decline, especially when the customers have alternative product or supplier in the market. We can experience downward pressure on sales prices as a result of deflation, pressure from customers to reduce costs, or increased competition.

Any quality issues of the products offered by our suppliers may materially and adversely affect our business and results of operations.

We believe that the market recognition and corporate reputation of our brands among suppliers and customers have contributed significantly to the growth and success of our business. As we continue our growth in size, broaden the scope of our products and services, and expand into overseas markets, it will be increasingly difficult to control the quality of products sold on our platform, and to maintain the efficiency and quality of our services, failure of which may negatively impact our market recognition and corporate reputation. The failure to maintain and to further enhance our market recognition and corporate reputation may materially and adversely affect our business, financial condition and results of operations.

Many factors, some of which are beyond our control, may negatively impact our corporate reputation if not properly managed. These factors include our ability to provide satisfactory services to our customers, successfully conduct marketing and promotion activities, manage relationships with and among suppliers and warehousing and logistics service providers, control quality of the products sold on our platform, monitor the quality of services provided by suppliers and warehousing and logistics service providers, deal with complaints timely, manage negative reputation of us as well as of suppliers and warehousing and logistics service providers, and maintain a positive reputation of our company. Any actual or perceived deterioration of our service quality, which is based on an array of factors including product quality, customer satisfaction, rate of complaints or rate of accidents, could subject us to damages such as loss of important customers. Any negative publicity directed against us, the plastics and chemical industries in general or our business partners could cause damages to our brand and reputation, and lead to further changes to government policies and the regulatory environment. If we are unable to promote our market recognition and protect our brand and reputation, we may not be able to maintain and grow our customer base and closely cooperate with suppliers, and our business and growth prospects may be adversely affected.

We are reliant on suppliers for the supply of products. If we fail to maintain good relationships with them, or reach reasonable terms, our business and financial performance may be materially and adversely affected.

We rely on third-party suppliers to provide products to our customers. We source our products from suppliers and manufacturers. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms. We do not enter into long term supply agreements with suppliers and manufacturers and instead place orders based on needs from our customers, as we believe it is relatively easy to find alternative sources of supplies in the market. If we fail to maintain our arrangements with suppliers on reasonable terms or enter into comparable agreements with new suppliers or manufacturers, our business and results of operations could also be materially and adversely affected. Even if we maintain good relationships with our suppliers, their ability to supply products in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, customs and import restrictions, natural disasters or other causes.

In addition, our accounts payable turnover days (inclusive of notes payable) were twenty-one days in the fiscal year ended June 30, 2022, and twenty-four days in the fiscal year ended June 30, 2023. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may inhibit our ability to offer sufficient products that meet our customers’ needs, or to offer these products at competitive prices. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. Any disputes with suppliers could adversely affect our reputation and subject us to damages and negative publicity. In addition, as part of our growth strategy, we plan to expand our product offerings. If we fail to attract new suppliers to offer their products on our platform due to any reason, our business and growth prospects may be materially and adversely affected.

We are subject to risks relating to the fulfillment of products.

We currently contract with third-party providers to provide logistic services, typically with a one-year term that automatically renews unless objected to by any party, or alternatively, use our suppliers’ logistics services. The increase in our demand for logistics services may result in additional challenges to our service providers’ fulfillment infrastructure. Also, we may not be able to enforce effective control over the logistics service provided directly by our suppliers or other third-party logistic providers, and our ability to conduct business and the quality of our services may be negatively affected. We also cooperate with third-party warehousing and logistics service providers to store and deliver certain portions of products we sold through our platform. Any decrease in our ability to access sufficient services from such warehousing and logistics service providers, any increase in the price charged by such warehousing and logistics service providers, or any service disruption experienced by such warehousing and logistics service providers could have an adverse effect on our business operations and may cause our customers to hold less confidence in us. In addition, for direct shipping orders, suppliers may use their own or other third-party warehousing and logistics service providers, which we have no control over.

Our fulfillment may be vulnerable to damages caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. For example, the electricity cuts in northeastern China in late 2021 disrupted our supply chain. We currently utilize the warehouses of our storage service providers under the storage service agreements with them. If any of such warehouses were to operate at a lower capacity or rendered incapable of operations, then we may be unable to fulfill any orders in a timely manner or at all that rely on that warehouse. In addition, those events that could damage the warehousing infrastructure, such as fire and flood, may also result in damages to our inventories, and in such event, we would incur losses as a result.

Our storage service providers and logistic service providers are responsible for product damages and losses in their warehouses and during the storage or delivery process. However, there can be no assurance that we will be able to successfully claim our damages and losses under our agreements with these service providers on a timely basis, or at all. In addition, we do not maintain product liability insurance for products provided on our platform or kept in third-party’s warehouses, and our rights of indemnity from the distributors may not adequately cover us for any liability we may incur. Any of these uninsured risks during the delivery process may result in substantial costs and a diversion of resources, and our business, financial condition and results of operations could be materially and adversely affected. For associated risks, see “—We have limited insurance coverage, which could expose us to significant costs and business disruptions.”

We are subject to risks relating to the fulfillment of hazardous products, such as hazardous chemicals, offered on our platform.

We engage third-party service providers to provide warehousing and logistics services for hazardous products, such as hazardous chemicals, offered on our platform. We face risks for relying on these third parties to store, deliver and transport hazardous products. Any increase in the price charged by them, any safety accidents or mishandling of hazardous products, or any service disruption experienced by them could subject us to liabilities and negative publicity, therefore causing an adverse effect on our business operations and results of operations.

The storage and transportation of hazardous chemicals involve inherent safety risks. Our third-party service providers handle a large volume of hazardous chemicals we sell, and face challenges with respect to the protection and examination of these hazardous chemicals. The hazardous chemicals may be stolen, damaged, or lost for various reasons, and the vehicles and personnel of third-party logistics service providers we engage may be involved in transportation accidents, and the hazardous chemicals carried by them may be lost, damaged, destroyed, or may cause safety accidents in the case of hazardous chemicals. In addition, friction or disputes may arise from direct interactions between logistics service providers, including their personnel, and suppliers or customers of such chemicals. Personal injuries or property damages may arise if such incidents escalate.

Interruptions to or failures in warehousing and logistics services could prevent or delay the timely or successful delivery of the hazardous products we sold. These interruptions or failures may be due to the third-party service providers’ failure to obtain and maintain requisite licenses or permits for storage and transportation of hazardous products in China or failure to comply with PRC laws and regulations governing the storage and transportation of hazardous chemicals . Furthermore, their services could be interrupted as a result of certain unforeseen events that are beyond our or their control, such as inclement weather, natural disasters or labor unrest.

We have established stringent criteria for selecting warehousing and logistics service providers with requisite licenses or permits to handle hazardous products we sell. We have set protocols for them to follow when handling hazardous products we sell. According to our quality inspection manual, we routinely perform inspections on the third-party service providers. The third-party service providers will be subject to penalties if they violate our quality standards. However, we have no direct control over these third-party service providers and we cannot assure you that we can effectively manage these third-party service providers to ensure the quality of their services all the time.

We are subject to risks related to construction of our factory in Henan Province, China.

We are constructing a factory to manufacture polystyrene, located in Henan Province, China. As of the date of this prospectus, we have completed most of the structural construction of the factory and the on-site assembly of large-scale equipment. We plan to finish construction and installment of production lines and commence production in the second half of 2024.

The construction could experience delays or other difficulties, and will require significant capital. We may not generate sufficient cash flow to satisfy our capital expenditure commitments. We may need to raise additional capital to fund a portion of our capital expenditures, and such capital may not be available when needed or on terms favorable to our company. The construction may not be completed on schedule due to various reasons, such as supply chain issues and increased difficulty for workforce recruitment, which could result in increased expenses and construction costs, and may result in reduced profitability of the project. Any failure to complete the construction plan on schedule and within budget could adversely affect our financial condition and results of operations.

The construction may be subject to legal claims and proceedings instituted by contractors, workers and other parties involved in such project from time to time. Such claims and proceedings may include claims in respect of personal injuries and labor compensation in relation to the construction project. The construction of a factory is also subject to risks related to health and safety incidents and site accidents and any non-compliance with building codes and other local regulations. If any of the aforementioned incidents or accidents were to occur, it could have a substantial negative impact on our success and result in a material adverse effect on our financial condition or results of operations.

We are in the process of obtaining certificates for our manufacturing facilities in Henan Province, China. If we fail to obtain any of them, our business may be materially and adversely affected.

We have completed most of the structural construction for the factory and the on-site assembly of large-scale equipment of our new manufacturing factory in Henan Province, China and plan to begin production at these facilities in the second half of 2024. As of the date of this prospectus, we are still in the process of obtaining certain building title certificates for such facilities. While we believe that these certificates are procedural, rather than substantive, approvals by government agencies, there is no guarantee that we will obtain all of them. The failure to obtain any of these certificates could result in us having to vacate the premises and our manufacturing activities in such premises may be interrupted or suspended. If we are forced to move, we may not be able to find alternative facilities at all or at reasonable cost, and our manufacturing activities may be disrupted. We might suffer losses as a result of business interruptions and our operations and financial results may be materially and adversely affected.

Products that we sell may expose us to potential material liability for property damage, environmental damage, personal injury, or death linked to the use of those products by our customers.

Some of our customers operate in challenging industries where there is a material risk of catastrophic events. We are actively seeking to expand our sales to certain categories of customers, some of whose businesses may entail heightened levels of such risk. If any of these events are linked to the use by our customers of any of the products sold on our platform, claims could be brought against us by those customers, by governmental authorities, and by third parties who are injured or damaged as a result of such events. In addition, our reputation could be adversely affected by negative publicity surrounding such events regardless of whether or not claims against us are successful. We could experience significant losses as a result of claims made against us. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our use of some leased properties could be challenged by third parties or governmental authorities, which may materially and adversely affect our business operations.

As of the date of this prospectus, some lessors of our leased properties have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us, and some of our leased properties have been mortgaged by the landlords to third parties before entering into lease agreements with us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or the mortgagees of the leased properties exercise their mortgage right, our leases could be terminated or invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, the leased properties should be used only for the permitted use as registered in the property ownership certificates. Although we use the leased properties pursuant to the purposes provided by the leases, if any, we can provide no assurance that the leased properties are used for the permitted use as registered in the property ownership certificates. In the event that the leased properties are utilized for purposes other than the permitted use, the property owner may be subject to fines and the competent PRC government authorities may order the property owner to return the land where the leased properties are housed on, and we may be forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis. In addition, our leases could be terminated and we may become involved in disputes with the property owners or the lessor.

Some of our leasehold interests in leased properties have not been registered with the competent PRC government authorities as required by PRC laws and regulations, which may expose us to administrative fines of up to RMB10,000 for each of the unregistered lease agreements if we fail to remediate after receiving any notice from the competent PRC government authorities.

As of the date of this prospectus, we were not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends on the continuing efforts of our key employees, including our senior management members. If we fail to recruit, retain and motivate our key employees, we could lose the innovation, collaboration and focus that contribute to our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees, including Mr. Hui Xu, our Chairman and our Chief Executive Officer, Mr. Bo Ren, our Chief Financial Officer and director, and Mr. Jian Huang, our Chief Technology Officer. If we lose the services of any member of management or other key personnel, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new employees, which could severely disrupt our business and growth. Competition for talent in China’s plastics and chemical industries is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them.

Even if we were to offer higher compensation and other benefits such as share-based incentives, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce the agreements in China, or we may be unable to enforce them at all. We also commit significant time and other resources to training our employees, which increases their value to competitors if they subsequently leave us for them.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

From time to time, we may seek additional equity or debt financing to fund our growth, enhance our platform, respond to competitive pressures or make acquisitions or other investments. Our current or future strategies may not be successfully implemented or generate sustainable profit, and our business plans may change, general economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, in each case that have a material adverse effect on our cash flows and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business at the rate desired and our results of operations may suffer. Financing through issuances of equity securities would be dilutive to holders of our shares.

We may fail to compete effectively in the supply chain management industry.

The supply chain management industry in China is large, fragmented and still at the early stage of development. Our current or future competitors may include companies with similar or greater market presence, name recognition, and financial, marketing, technological, and other resources, and we believe they will continue to challenge us with their product selection, financial resources, technological advancements and services. Increased competition could cause us to lose market share, reduce our prices, or increase our spending. The emergence of other supply chain management solution providers similar to us, whether as extensions of our traditional competition or in the form of major, non-traditional competitors, could result in easier and quicker price discovery and the adoption of aggressive pricing strategies and sales methods. These pressures could have the effect of eroding our revenues and profitability over time.

Our competitors could provide products with more competitive prices and comprehensive services or undertake more aggressive marketing campaigns than ours. We must constantly react to changes in prices, products and services offered by our competitors to remain competitive. Price competition in the supply chain management industry could lead to lower product prices, which may adversely affect our profitability.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our offices and warehouses. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow, and failure in relocating our affected operations could adversely affect our business and operations.

We are subject to risks relating to third-party online payment platforms.

We accept payments via a variety of methods, including bank transfers and online payments through third-party online payment platforms, such as UnionPay, Alipay and WeChat Pay. In all these online payment transactions, secured transmission of confidential information, such as paying customers’ credit card information and personal information, is essential to maintaining customers’ trust and confidence in our platform.

However, we do not have control over the security measures of third-party online payment platforms that we use. Any security breaches by these platforms could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, customers may become reluctant to purchase products and services on our platform even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose customers, and customers may be discouraged from purchasing products on our platform, which may have a material adverse effect on our business.

In addition, currently there are only a limited number of reputable third-party online payment platforms in China. If any of these major payment platforms decides to cease to provide services to us, or significantly increase the fee rate at which they charge us for using their payment platforms for products and services on our platform, our business and results of operations may be materially and adversely affected.

Our business and results of operations are subject to seasonal fluctuations and unexpected interruptions.

We experience seasonality in our business, as a combined result of seasonal fluctuations in customer purchases, promotional events, and industry seasonality patterns. For example, we generally receive less purchase orders during public holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales of plastic and chemical raw materials are significantly higher in the second half of each calendar year than in the first half of a calendar year. Overall, the impact of seasonality on our business has been relatively mild but we have seen an upward trend and such a trend may continue in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Fluctuations due to seasonality may materially and adversely affect the predictability of our results of operations.

If we fail to develop and maintain our brand, our business and results of operations may be materially and adversely affected.

We believe that developing and maintaining the recognition and reputation of our brands effectively is critical to attracting new and retaining existing suppliers and customers and has contributed significantly to the growth and success of our business. Many risk factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our abilities to:

●	provide compelling transaction experience to customers and maintain or improve customers’ satisfaction with our customer services;

●	maintain the popularity, quality and authenticity of the products;

●	maintain the efficiency, safety, reliability and quality of our warehousing and logistics solutions;

●	increase brand awareness through marketing and brand promotion activities;

●	preserve our reputation and goodwill in the event of any negative publicity on customer service, internet security, product quality, price or authenticity, or other issues affecting us or other supply chain management business in China; and

●	maintain our cooperative relationships with suppliers and third-party service providers.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform and the products and services we offer, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

Our efforts to build our brands may cause us to incur significant expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not cover the expenses incurred. Marketing approaches and tools in the chemical and plastic raw material market in China are evolving. This further requires us to enhance our marketing activities with new approaches to keep pace with industry development and customer preference, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our revenues and profitability. If we are unable to conduct our sales and marketing activities cost-effectively, our financial condition and results of operations may be materially and adversely affected.

Any negative publicity with respect to us and our partners, as well as our industry in general, may materially and adversely affect our business and results of operations.

Any unfavorable media coverage or negative publicity about us, our partners and our industry in general, such as the reliability of our platform, our privacy and security practices, product quality on our platform, litigation, regulatory activity, or actions of our suppliers, could seriously harm our reputation. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customers and result in decreased revenue, which could seriously harm our business. Critics of our industry, and others who may want to pursue an agenda utilized and may in the future utilize the internet, the press and other means to publish criticisms of our industry, company and competitors, or make allegations regarding our business and operations, or the business and operations of our competitors. We or others in our industry may receive similar negative publicity or allegations in the future, and it could be costly, time-consuming, distracting to management and may materially and adversely affect our business and results of operations.

Unexpected product shortages, tariffs, product cost increases and risks associated with our suppliers could negatively impact customer relationships or result in an adverse impact on financial condition and results of operations.

While we have not generally encountered significant difficulties in procuring sources of supply, disruptions could occur due to factors beyond our control. These factors could include economic downturns, outbreaks of pandemic disease such as the COVID-19 (which from time to time has resulted in some shortages of personal protective equipment, cleaning supplies and other products), natural or human induced disasters, extreme weather, geopolitical unrest, wars and other conflicts, new tariffs or tariff increase, trade issues and policies, detention orders or withhold release orders on imported products, labor problems experienced by our suppliers, transportation availability and cost, shortage of raw materials, unilateral product cost increases by suppliers of products in short supply, inflation and other factors, any of which could adversely affect a supplier’s ability to manufacture or deliver products or could result in an increase in our costs of products.

If we were to experience difficulty in obtaining products, there could be a short-term adverse effect on results of operations and a longer-term adverse effect on customer relationships and our reputation. In addition, we have strategic relationships with a number of suppliers. In the event we are unable to maintain those relations, there might be a loss of competitive pricing advantages which could, in turn, adversely affect our business and results of operations.

The proper functioning of our IT systems and technology infrastructure is essential to our business. Any disruption to our IT systems and technology infrastructure or the inability to maintain or upgrade our IT systems, or convert to alternate systems in a timely and efficient manner, could disrupt operations, cause unanticipated increases in costs and/or decreases in revenues, and materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our customers.

Our IT systems mainly include technology infrastructure supporting our platform, digital solutions and intelligent services, and other digital services and products. The reliability, availability and satisfactory performance of our IT systems are critical to our success, our ability to attract and retain customers and our ability to maintain satisfactory customer service. Our ability to process orders, maintain proper levels of inventories, collect accounts receivable, pay expenses, maintain the security of customer data, as well as the success of our growth drivers, is dependent in varying degrees on the effective and timely operation and support of our information technology systems. Although our IT systems are protected with robust backup and security systems, including physical and software safeguards and remote processing capabilities, our servers may still be vulnerable to computer viruses, traffic spike that exceeds the capacity of our servers, electricity power interruptions, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown and unavailability, delays in transaction processing, loss of data, and the inability to accept and fulfill customer orders. We have experienced and we may continue to experience minor technical system interruptions. Even though such technical system interruptions did not cause any material impact to our operation, we can provide no assurance that we will not experience unexpected interruptions in the future and whether such future interruptions will have material impact on our operation. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems and technology infrastructure from any third-party intrusions, electricity power interruptions, viruses and hacker attacks, information and data theft, and other similar activities. Any such future occurrences could damage our reputation, impact our operational and financial results, and result in a material decrease in our revenue.

Additionally, we are constantly upgrading our platform and digital interfaces to provide increased scale, improved performance, additional built-in functionality and additional capacity. Maintaining and upgrading our technology infrastructure requires significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, our systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response time, impaired quality of user experience and delays in reporting accurate operating and financial information, which in turn, could materially and adversely affect our business, financial condition and results of operations.

The complex and innovative technologies we use for our digital solutions and intelligent services are new and require more time to prove their reliability and effectiveness.

We regard technology as critical to our ability to provide high-quality customer services. We have invested substantial resources in developing our complex technology systems that we use for our daily operations and to provide our digital solutions and intelligent services. We expect these technologies to support the smooth performance of certain key functions in our platform, such as searching for products, making orders online and finding suitable logistics information and warehousing. We also expect our technologies to facilitate our customers’ acquisition of timely and accurate information related to our products, primarily plastic and chemical raw materials, and our smart features to improve customer experience. We cannot assure you that the performance of our technologies will be stable enough to support these digital solutions and intelligence services. In addition, as we have been upgrading our technology system, it will take time to finish this upgrade and solidify a reputation for reliability and effectiveness among our customers. To adapt to evolving and increasingly demanding customer requirements and emerging industry standards, we may need to develop other new technologies or to upgrade our platform, mobile applications and systems. If our efforts to invest in the development of new technologies are unsuccessful, our business, financial condition and results of operations may be materially and adversely affected.

In addition, the maintenance and processing of various operating and financial data is essential to the day-to-day operation of our business and formulation of our development strategies. Therefore, our business operations and growth prospects depend, in part, on our ability to maintain and make timely and cost-effective enhancements and upgrades to our technology and to introduce innovative additions which can meet changing operational needs. While continuing to invest in technology to enhance operational efficiency and reliability is one of our growth strategies, our current level of expenditure may not be sufficient to fully support our business operations and expansion needs. Failure to do so could cause economic losses and put us at a disadvantage to our competitors. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive.

The COVID-19 pandemic has significantly impacted worldwide economic conditions and our business and operations have been and may continue to be adversely affected.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and rescheduling business meetings and travels. The temporary closure in early 2020 put significant strains on product shipping and delivery, which led to a decrease in demand and supply of chemical and plastic raw materials and higher fulfillment expenses, especially our shipping costs. The COVID-19 outbreaks and related restrictions also limited our suppliers’ ability to continue to operate by limiting the abilities to obtain raw materials and inventory, which led to disruption in our supply chain, and also increased our fulfillment expenses.

Further, the recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants since December 2021 again resulted in the temporary closure of many corporate offices, hardware stores, manufacturing facilities and factories in the affected regions, which has adversely affected the procurement demand. As a result of the foregoing, we have experienced strains on product shipping and delivery activities. Specifically, the citywide lockdown in Shanghai during April and May 2022 due to the COVID-19 resurgence led to the temporary closure of our office in Shanghai and the surrounding regions. The intercity logistics was also adversely impacted by such lockdown, which gave rise to the delayed delivery of our products, particularly in April 2022. In response to such impact, we promptly adjusted our fulfillment arrangements, and have soon recovered and resumed our supply chain capabilities since May 2022.

China lifted most of its travel restrictions and quarantine requirements in December 2022. There were surges of cases in many cities in the fourth quarter of 2022, which caused disruption to our, our customers’ and our suppliers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy.

On May 5, 2023, The World Health Organization (“WHO”) declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the duration and intensity of disruptions resulting from the COVID-19 is still uncertain. The degree to which the COVID-19 ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the COVID-19, the extent of actions to contain or treat the virus, how quickly and to what extent normal economic and operating conditions can resume, and the severity and duration of the Chinese economic downturn that results from the COVID-19.

COVID-19 has had a global economic impact on the financial markets. The global spread of COVID-19 may result in global economic distress, and the extent to which it may affect our results of operations is highly uncertain and cannot be predicted. We cannot assure you that the COVID-19 can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the COVID-19 and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.

We are subject to a wide array of complex and changing laws and regulations in China and worldwide, which may expose us to liability, increase costs or have other adverse effects that could harm our business.

We are subject to a variety of laws and regulations in China and worldwide, including without limitation, import and export requirements, antibribery and corruption laws, product compliance laws, environmental laws, foreign exchange controls and cash repatriation restrictions, advertising regulations, data privacy and cybersecurity requirements, regulations on suppliers regarding the sources of supplies or products, labor and employment laws, e-commerce laws, intellectual property law, and anti-competition regulations. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of such laws and regulations in China and worldwide, compliance with these laws, regulations, rules, guidelines and implementations may be costly, and any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and may materially and adversely affect our financial conditions, operations and business prospects.

Volatility in commodity prices and changes in energy costs and the cost of raw materials used in the products sold on our platform may adversely affect gross margins and our results of operations.

Some of the products sold on our platform contain significant amounts of commodity-priced materials, primarily petroleum derivatives, and are subject to price changes based on fluctuations in the commodities market. The price of commodities has historically been subject to substantial volatility, which among other things, could be driven by economic, monetary, political or weather-related factors. Fluctuations in the price of fuel or increased demand for freight services, including as a result of outbreaks of disease such as the COVID-19 outbreak, could affect transportation costs. Our ability to pass on such increases in costs in a timely manner depends on market conditions. The inability to pass along cost increases could result in lower gross margins. In addition, higher prices could reduce demand for these products, resulting in lower spending.

In addition, costs of raw materials used in the products sold on our platform and energy costs can fluctuate significantly over time. Increases in these costs result in increased production costs for our suppliers. These suppliers typically look to pass their increased costs along to us through price increases. While we typically try to modify our pricing or other activities to address the impact, we may not be successful, particularly if supplier prices or fuel costs rise rapidly. As our suppliers increased the prices, our cost of revenues was negatively impacted. Failure to address any such increased prices and costs would have an adverse effect on our operating income. While increases in the cost of fuel or raw materials could be damaging to us, decreases in those costs, particularly if severe, could also adversely impact us by creating deflation in selling prices, which could cause our gross profit to decline, or by negatively impacting customers in certain industries, which could cause our sales to those customers to decline.

Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.

We are required to hold a number of licenses, permits and approvals in connection with our business operations. Our business is subject to governmental supervision and regulation by relevant PRC governmental authorities, including, among others, the PRC Ministry of Commerce, the PRC Ministry of Industry and Information Technology, or the MIIT, and the People’s Bank of China, or the PBOC, the SAMR, the PRC Ministry of Emergency Management (formerly known as the State Administration of Work Safety), the General Admission of Customs, and the PRC Ministry of Transport. Together, these governmental authorities promulgate and enforce regulations that cover a variety of business, such as provision of internet information, provision of supply chain management platform, and internet advertising. These regulations in general regulate the entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operations, including, among others, Record Registration Form for Foreign Trade Business Operators, Certificate of the Customs, and Permits for Trading in Hazardous Chemicals.

We engage in sale and distribution of hazardous chemicals and have obtained the requisite licenses and permits such as Hazardous Chemicals Operation License (Excluding Storage Facilities).. However, if we fail to maintain or renew the requisite licenses for our sale and distribution of hazardous chemicals, or if any of chemicals sold or distributed by us become uncovered by such licenses and permits due to changes in PRC laws and regulations, our business, financial condition and results of operations may be significantly and adversely affected.

As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding our conducting our business without the above-mentioned licenses. However, we cannot assure you that we will not be subject to any penalties in the future. As the plastics and chemical industries are still evolving in China, new laws and regulations may be adopted from time to time that require additional licenses and permits other than those we currently have, or that address new issues that may arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the plastics and chemical industries.

We may handle and store personal information of certain employees of our customers and suppliers. If the security of this information is compromised or is otherwise accessed without authorization, this may subject us to the liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation and deter our customers from using our services.

Our business generates and processes transaction data on our platform, and we face risks inherent in handling and protecting these data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

We transmit and store personal information and other confidential information of our suppliers and customers, including the personal information of their key contacts and legal representatives. Third-party applications integrated with our platform may also handle or store personal information, credit card information, including cardholder data and sensitive authentication data, or other confidential information. Any systems failure or compromise of our security that results in the unauthorized access to or release of the personal information or other confidential information of our suppliers and customers could significantly limit the adoption of our services, as well as harm our reputation and brand, result in litigation against us, liquidated and other damages, regulatory investigations and penalties, and we could be subject to material liabilities. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the scope of products and services we offer and as we increase the base of our suppliers and customers.

Additionally, we rely on a number of third-party suppliers in order to meet our customers’ needs. These third-party suppliers may also handle or store personal information, bank account information, or other confidential information of our customers. There may in the future be successful attempts by third-party suppliers to obtain unauthorized access to the personal information of our customers. The information could also be otherwise exposed through human error, malfeasance, or otherwise. The unauthorized release, unauthorized access, or compromise of such information could have an adverse effect on our business and prospects, as well as harm our reputation and brand. Even if such a data breach did not arise out of our actions or inactions, or if it were to affect one or more of our customers, our business, financial condition and results of operations may be materially and adversely affected.

Current and future investments or acquisitions may fail and may result in equity and earnings dilution and significant diversion of management attention.

We may in the future acquire, companies, assets and technologies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit to expand our product offerings or business in other countries. Also see “—We face various challenges and risks in connection if we expand into overseas markets” below. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

Pending or future litigations, arbitrations, governmental investigations and other legal proceedings could have a material and adverse impact on our financial condition and operating results.

We have been, and may continue to be, subject to lawsuits, arbitrations and other legal proceedings brought by our competitors, individuals, or other entities against us. We also may be subject to disputes and proceedings incidental to our business, including product-related claims for personal injury or illness, death, environmental or property damage or other commercial disputes. For any pending or future litigation or arbitration where we can make a reasonable estimate of the liability relating to pending litigation or arbitration against us and can determine that an adverse liability resulting from such litigation or arbitration is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation, and arbitration the amount of our estimates may be inaccurate, in which case our financial condition and results of operations may be adversely affected. In addition, the outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which in turn may adversely affect our customer base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s attention from operating our daily business. We may also need to pay damages or settle lawsuits with substantial amounts of cash, which may adversely affect our cash flow and financial conditions. In addition, any insurance or indemnification rights that we may have with respect to such matters may be insufficient or unavailable to protect us against potential loss exposures. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition, results of operations, and cash flows, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or to materially alter our business practices, which could have an adverse effect on our financial condition and results of operations, and cash flows. We also may be requested or required to recall products or take other actions. Our reputation could also be adversely affected by any resulting negative publicity.

We face various challenges and risks if we expand into overseas markets.

We may expand our businesses into overseas markets and will face risks associated with expanding into markets in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of customers and business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion will also expose us to risks inherent in operating businesses globally, including, but not limited to:

●	inability to recruit international and local talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different than those of China;

●	lack of acceptance of the product and service offerings on our platform;

●	disruptions in the supply chain;

●	investigations regarding anti-dumping;

●	trade wars;

●	geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;

●	challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;

●	trade barriers, such as import and export restrictions, tariffs, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

●	differing and potentially adverse tax consequences;

●	increased and conflicting regulatory compliance requirements;

●	increased risks of being involved in legal disputes and labor disputes;

●	adaption to different industry practices;

●	challenges caused by distance, language and cultural differences;

●	the impact of the COVID-19 outbreak and natural disasters;

●	increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;

●	availability and reliability of global and cross-border payment systems and logistics infrastructure; and

●	exchange rate fluctuations.

As we expand into new regions and markets, these risks could intensify, and efforts we make to expand our global operations may not be successful. Failure to expand our cross-border businesses and operations could materially and adversely affect our business, financial condition and results of operations.

Transactions conducted through our global and cross-border platforms may be subject to different customs, taxes and rules and regulations, and we may be adversely affected by the complexity of and developments in customs, foreign exchange and import/export laws, rules and regulations in China and other jurisdictions.

In addition, changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect our global and cross-border operations, our financial condition and results of operations.

Any severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and financial condition.

COVID-19 has had a negative impact on the Chinese and the global economy since 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. There was considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats, war and other conflicts in Ukraine, the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship and potential conflicts between China and other countries and regions, including the surrounding Asian countries and regions, which may result in economic and other consequential impact. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations and financial condition.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

Trade-related tensions between the United States and China remain an important source of potential risk. The conclusion of the Economic and Trade Agreement between the two countries in January 2020 (the “Phase One Agreement”) halted the cycle of escalatory import tariffs imposed by both countries and resulted in a reduction of certain tariffs on Chinese imports. However, the United States continues to impose tariffs under Section 301 of the Trade Act of 1974, ranging from 7.5% to 25%, on approximately $370 billion in Chinese imports.

Trade tensions between China and the United States may intensify in the future, resulting in the imposition of more tariffs or other trade restrictions. Although cross-border business currently may not be an area of our focus, if we plan to sell more products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for products and services on our platform, impact the competitive position of products sold on our platform or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have an adverse effect on our business, financial condition, or results of operations. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business.

In addition, recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of China-based companies have raised concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other China-based companies in areas such as data security, information technology or other business activities. Similar or more expansive restrictions, including relating to export controls, that may be imposed by the United States or other jurisdictions in the future, may materially and adversely affect our ability to acquire technologies, systems or products that may be important to our technology infrastructure, product and service offerings and business operations.

Furthermore, we may also face export controls or sanctions-related or other trade-related restrictions on transactions with certain customers, business partners and other persons. The Entity List maintained by the U.S. Department of Commerce identifies foreign parties that are prohibited from acquiring — whether by export, reexport, or transfer in-country — some or all items subject to the U.S. Export Administration Regulations (“EAR”), unless the exporter secures a license. Licenses, and exceptions to the license requirement, are rarely granted to exporters. Exporting, reexporting or transferring items subject to the EAR in violation of licensing requirements could result in criminal and/or civil penalties. These restrictions, and similar or more expansive restrictions or sanctions that may be imposed by the United States or other jurisdictions in the future, may adversely affect our ability to work with certain existing and future customers and business partners, which would harm our business. Furthermore, our association with customers or business partners that are or become subject to U.S. regulatory scrutiny or export controls- or sanctions-related restrictions could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial conditions or prospects.

If we cannot effectively and properly collect payment from our customers, our business and operations may be materially and adversely affected.

We have implemented payment and collection policies and practices designed to optimize repayment in compliance with relevant laws and regulations, while also providing satisfactory customer experience. In order to maintain healthy credit performance, we utilize our credit assessment system to evaluate our customers’ credit performance before we enter into transactions with our customers, followed by collection efforts of our collection team to control bad debts. We have policies for accounts receivable management and debt collection procedures when payments become overdue. Our approach involves continuous monitoring of accounts receivable. When an account is approaching or has reached the overdue stage, various departments, such as our business managers and risk management department, step in at different time intervals. Also, if an account remains overdue for more than 30 days, our risk management department reports the case to an insurance company, delegating the debt collection to them. Subsequent actions will be adopted based on insurance policy we purchase from the insurance company. See “Business – Insurance.” Despite our servicing and collection efforts, we cannot assure you that we will be able to collect payments as expected. Our failure to collect payment would have a material and adverse effect on our business operations and financial positions.

Moreover, the current regulatory regime for debt collection in China remains unclear. Although we aim to ensure our collection efforts comply with relevant laws and regulations in China, and we have established strict internal policies to ensure that our collections personnel do not engage in aggressive practices, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to not be compliant with relevant laws and regulations in China or other relevant jurisdictions may result in harm to our reputation and business, which could further reduce our ability to collect payments, or may result in fines and penalties imposed by the relevant regulatory authorities, any of which may have a material and adverse effect on our results of operations.

Products manufactured in foreign markets may cease to be available for various reasons including changes in trade policy, which could adversely affect our inventory levels and operating results.

We obtain certain of the products, and our suppliers obtain certain of their products, available on our platform, from the United States, Middle East, Europe, Korea and Taiwan. Our suppliers could discontinue selling products manufactured in foreign countries at any time for reasons that may or may not be in our control or our suppliers’ control, including foreign government regulations, domestic government regulations, political unrest, war, disease, disruption or delays in shipments, or changes in local economic conditions. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with another supplier providing equally appealing products and services.

We may be subject to the higher level of scrutiny in terms of environmental protection and work safety in relation to hazardous products on our platform, as related laws and regulations are being established and implemented, which may increase cost and create restrictions to our business.

Our business is subject to a higher level of scrutiny from PRC laws and regulations relating to environmental protection, work safety and occupational health matters. Under these laws and regulations, we are required to limit environmental pollution to a certain standard and protect the occupational safety of our employees.

The storage and transportation process of hazardous products, such as hazardous chemicals, bears an inherent risk of damaging the environment by discharging pollutants and certain chemical wastes, and the storage and transporting of hazardous chemicals. While we have taken measures to ensure us meeting the requirements of current environmental protection laws and regulations, we cannot assure you that all situations that will give rise to material environmental liabilities will be discovered and addressed immediately. If we are found liable for any environmental protection laws and regulation breaches, we will be subject to fines and other forms of punishments. Should the PRC government impose stricter environmental protection standards and regulations in the future, the cost of participants in the plastics and chemical industries to comply with such standards will generally increase, causing a negative impact on our operations. Moreover, we cannot assure you that we will be able to comply with such new regulations at reasonable costs, or at all. Any increase in production costs resulting from the implementation of additional environmental protection measures and/or failure to comply with new environmental laws or regulations may have a material adverse effect on our business, financial condition or results of operations.

In addition, the storage and transportation of hazardous chemicals, inherently require relevant personnel to be exposed to hazardous chemicals, therefore bearing risks of accidents and occupational diseases. While we have conducted periodic inspections of our operating facilities and carried out equipment maintenance on a regular basis to ensure that our operations are in compliance with applicable work safety related laws and regulations, we cannot assure you that we will not experience any material accidents, worker injuries or occupational health problems in the course of our operation in the future. Any work safety laws and regulations implemented in the future may materially increase costs of our business, and negatively affect our operation results.

We may not be able to prevent others from making unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our software registrations, trademarks, domain name, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees and others, to protect our proprietary rights. See “Business—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

Meanwhile, intellectual property protection is still a developing legal sector in China. We cannot predict the effect of future developments in this legal sector, including the promulgation of new laws and changes to existing laws or the interpretation thereof. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our turnover and competitive position. In addition, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business have not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time in the future, we may be subject to legal proceedings, claims or penalties relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by the products and services available on our platform or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability and penalties for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Some of the services on our platform contain open-source software, which may pose particular risk to our proprietary software, products and services in a manner that negatively affects our business.

We use open-source software in our offerings of products and services and anticipate using open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software products to publicly disclose all or part of the source code to such software product or to make available any modifications or derivative works of the open-source code on unfavorable terms or at no cost. This could result in our proprietary software being made available in the source code form and/or licensed to others under open-source licenses, which could allow our competitors or other third parties to use our proprietary software freely without spending the development effort, and which could lead to a loss of the competitive advantage of our proprietary technologies and, as a result, sales of our offerings of products and services. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute the products or services on our platform or retain our ownership of our proprietary intellectual property. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open-source license. These claims could result in litigation and could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid breach of the applicable open-source software licenses or potential infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and we cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title, non-infringement, or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open-source software, but we cannot be sure that all open-source software is identified or submitted for approval prior to use in our offerings of products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our ownership of proprietary intellectual property, the security of our vehicles, or our business, results of operations, and financial condition.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China and in other countries.

Our business depends on the performance and reliability of the internet infrastructure in China . Substantially all of our computer hardware and a majority of our cloud computing services are currently located in China. Almost all access to the internet in China is offered through China Mobile, China Unicom and China Telecom, the state-owned telecommunication operators, operating under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the internet outside of China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the internet infrastructure in China or elsewhere. In addition, the internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites and mobile applications. We have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our financial results could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may significantly decrease our revenues.

Our business and prospects would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which customers interface with our platform.

We believe the simple and straightforward interface for our platform has helped us to expand and offer our solutions to our customers with limited technical expertise. In the future, providers of internet browsers could introduce new features that would make it difficult for our customers to use our platform. In addition, internet browsers for desktop or mobile devices could introduce new features, change existing browser specifications such that they would be incompatible with our platform, or prevent the access to our platform. Any changes to technologies used in our platform, to existing features that we rely on, or to operating systems or internet browsers that make it difficult for customers to access our platform, may make it more difficult for us to maintain or increase our revenues and could adversely impact our business and prospects.

We are dependent upon customers’ continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce.

Our success depends upon the customers’ ability to access the internet and its continued willingness to use the internet as a means to communicate and conduct commercial transactions, including through mobile devices. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including changes to laws or regulations impacting internet neutrality, or restrictions imposed by companies with significant market power in the broadband and internet marketplace could decrease the demand for our offering of products, increase our operating costs, or otherwise adversely affect our business. Given uncertainty around these rules, we could experience discriminatory or anti-competitive practices that could impede our growth, increase our costs or adversely affect our business. If suppliers or customers become unable, unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to suppliers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business could be adversely affected.

We have limited insurance coverage, which could expose us to significant costs and business disruptions.

We maintain limited insurance policies to safeguard against risks and unexpected events, including account receivable insurance. Additionally, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, as the insurance industry in China is still evolving, insurance companies in China currently offer limited business-related insurance products. For more information, see “Business – Insurance.” We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weakness in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our ordinary shares.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In auditing our consolidated financial statements for the fiscal years ended June 30, 2023 and 2022, we identified one material weakness in our internal control over financial reporting in accordance with the standards established by the PCAOB.

The material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to remediate the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

There is substantial doubt about our ability to continue as a going concern.

We had accumulated deficits of $4,635,767 as of June 30, 2023 and negative cash flow of $14,179,754 in operating activities for the fiscal year ended June 30, 2023. We had cash, cash equivalents and restricted cash of $12,182,143 as of June 30, 2023 and generated an operating income of $1,254,098 for the fiscal year ended June 30, 2023.

We may need to raise additional funds. There can be no assurance that we will be able to secure any needed funding, or that if such funding is available, the terms or conditions would be acceptable to us. If we are unable to obtain additional financing when it is needed, we will need to restructure our operations and possibly divest all or a portion of our business. We may seek additional capital through a combination of equity offerings and debt financings. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, and could increase our expenses, require that our assets secure such debt, or provide for high interest rates, discounted conversion prices, or other unfavorable terms. Equity financing, if obtained, could result in dilution to our then-existing stockholders. If we are unsuccessful in securing additional funding, we may be required to cease operations which could result in our shareholders losing all or almost all of their investment.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. There have been outbreaks of epidemics in China and globally, which could disrupt our business operation. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general and a prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere. Such outbreaks could significantly impact our industry, and any failure to have our business insurance claims covered could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarters are located in Shanghai, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Shanghai. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai in China, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operations.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ordinary shares could be materially and adversely effected.

Our current risk management system may not be able to exhaustively assess or mitigate all risks to which we are exposed. If we fail to develop and maintain an effective system of internal control, our business operation might be negatively affected.

We have established risk management, quality control and internal control systems consisting of policies and procedures that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, or other third parties, including, but not limited to, our suppliers and customers, or other events that are out of our control, that could adversely affect the quality of products sold on our platform and reputation and subject us to financial losses and sanctions imposed by government authorities. As a result, despite our efforts to improve the aforementioned systems, we cannot assure you that our risk management, quality control and internal control systems are able to completely eliminate non-compliance matters or product defects.

We are exposed to foreign currency exchange rate risk, and changes in foreign exchange rates could increase the cost of purchasing products and impact our foreign sales and product sourcing.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. Significant revaluation of the Renminbi may increase the cost of purchasing products and impact our foreign product sourcing.

Substantially all of our income and expenses are dominated in Renminbi and our reporting currency is Renminbi, and substantial revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. Although from time to time, we may use hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, these hedges may not be effective. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Risks Related to this Offering and Ownership of our Ordinary Shares

An active trading market for our ordinary shares or our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

We intend to apply to list our ordinary shares on the Nasdaq. Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for health and wellness products;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares; and

●	negative publicity regarding Chinese listed companies.

●	sales or perceived potential sales of additional ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares.

In addition to the risks addressed above in “— The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors”, our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our ordinary shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our ordinary shares. In addition, investors of our ordinary shares may experience losses, which may be material, if the price of our ordinary shares declines after this offering or if such investors purchase shares of our ordinary shares prior to any price decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. Following the consummation of our initial public offering, there will be [●] ordinary shares outstanding immediately after this offering or [●] ordinary shares assuming the full exercise of the underwriters’ over-allotment option. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any ordinary shares for 180 days from the closing of our initial public offering without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ordinary shares in this offering, you will pay more for each share than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of $[●] per share, representing the difference between our net tangible book value per share of $1.34 as of June 30, 2023, after giving effect to this offering and an assumed initial public offering price of $[●] per share. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily for expanding our manufacturing facilities, pursuing business development opportunities and working capital and other general corporate purposes. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our director and Chief Executive Officer has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Hui Xu, our director and Chief Executive Officer, beneficially owns approximately 33.28% of our outstanding ordinary shares. Upon the completion of this offering, Hui Xu will beneficially own approximately [●] ordinary shares, or approximately [●]% of our outstanding ordinary shares.

Accordingly, Hui Xu could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. He will also have the power to prevent or cause a change in control. Without the consent of him, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, he could violate her fiduciary duties by diverting business opportunities from us to himself or others. The interests of Hui Xu may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding Hui Xu and his affiliated entity, see “Principal Shareholders.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are a company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands holding companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolution passed by shareholders) or to obtain copies of the register of members of these companies. The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital— Difference in Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than 10% of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting, and put the resolutions so requisitioned to vote at such meeting. Advance notice of at least 5 clear days is required for the convening of a general meeting. A quorum required for a general meeting is the holders of a majority of the issued and outstanding share capital being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Certain judgments obtained against us by our shareholders may not be enforceable.

Substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, all of our current directors and officers are nationals and residents of China. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our ordinary shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your ordinary shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our ordinary shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our ordinary shares affected (positively or negatively) by the limited availability of our ordinary shares. If this were to happen, investors could find our ordinary shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	Our goals and strategies;

●	expected changes in our revenues, expenses or expenditures;

●	expected growth of the plastics and chemical industries in China and globally;

●	changes in customer or product mix;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our expansion into new businesses, industries or internationally and undertaking of mergers, acquisitions, investments or divestments;

●	general economic and political conditions in China and globally, including those related to our industry;

●	government policies and regulations related to our industry; and

●	assumptions underlying or related to any of the foregoing

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties including, but not limited to, an industry report issued by Zhuo Chuang Consulting, a third-party industry research firm in China, containing information regarding the plastics and chemical industries. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Statistical data in these publications also include projections based on a number of assumptions. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

In addition, the new and rapidly changing nature of the plastics and chemical industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[●], after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us, and based upon an assumed initial offering price of $[●] per ordinary share (excluding any exercise of the underwriters’ over-allotment option). A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $[●], after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus.

We plan to use the net proceeds from this offering as follows:

●	approximately 40% for construction of production facilities and expansion of our scale of production through upgrades and purchases of new production equipment;

●	approximately 40% for updating our supply chain management platform; and

●	approximately 20% for working capital.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

Our board of directors has discretion regarding whether to declare or pay dividends, subject to the amended and restated memorandum and articles of association of our company and certain requirements of Cayman Islands law. All dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our ordinary shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2023 as follows:

●	on an actual basis;

●	on a pro forma as adjusted basis to reflect the sale of [●] ordinary shares in this offering (without exercise of the underwriters’ over-allotment option), at an assumed initial public offering price of $[●] per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and

●	on a pro forma as adjusted basis to reflect the sale of [●] ordinary shares (with full exercise of the underwriters’ over-allotment option) in this offering, at an assumed initial public offering price of $[●] per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2023
	Actual	Pro forma
		full overallotment	without overallotment
CASH	$1,328,917

SHORT-TERM BORROWING	$11,308,317

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 20,000,000 and 20,000,000 shares issued and outstanding as of June 30, 2023 and 2022, respectively. *	$2,000
Additional paid-in capital*	$13,004,334
Accumulated deficit	$(4,635,767)
Accumulated other comprehensive loss	$(1,491,712)
Total stockholders’ equity	$33,080,942
Total capitalization	$44,389,259

*	Shares presented on a retroactive basis to reflect the reorganization.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary shares and the pro forma net tangible book value per ordinary share after the offering. Dilution results from the fact that the per ordinary share offering price is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value attributable to shareholders as of June 30, 2023 was $26.7 million or approximately $1.34 per ordinary share. Net tangible book value per ordinary share as of June 30, 2023 represents the amount of total tangible assets less total liabilities, divided by the number of ordinary shares outstanding.

We will have [●] ordinary shares outstanding upon completion of the offering or [●] ordinary shares assuming the full exercise of the underwriters’ over-allotment option based on the assumed offering price of $[●] per ordinary share. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after [●], will be approximately $[●] per ordinary share. This would result in dilution to investors in this offering of approximately $[●] per ordinary share or approximately [●]% from the assumed offering price of $[●] per ordinary share. Net tangible book value per ordinary share would increase to the benefit of present shareholders by $[●] per share attributable to the purchase of the ordinary shares by investors in this offering.

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to investors purchasing ordinary shares in the offering.

	Offering Without Over- Allotment		Offering With Over- Allotment
Assumed offering price per ordinary share	$	[●]	$	[●]
Net tangible book value per ordinary share as of June 30, 2023		$1.34		$1.34
Increase per ordinary share attributable to payments by new investors	$	[●]	$	[●]
Pro forma net tangible book value per ordinary share after the offering	$	[●]	$	[●]
Dilution per ordinary share to new investors	$	[●]	$	[●]

Assuming the underwriters’ over-allotment option is not exercised, each $1.00 increase (decrease) in the assumed initial public offering price of $[●] per ordinary share would increase (decrease) the pro forma as adjusted amount of total capitalization by $[●], assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2023, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and estimated offering expenses.

	Ordinary Shares Purchased			Total Consideration				Average Price Per Ordinary
	Number	Percent		Amount		Percent		Share
Existing shareholders	[●]	[●]	%	$	[●]	[●]	%	$	[●]
New investors	[●]	[●]	%	$	[●]	[●]	%	$	[●]
Total	[●]	100%		$	[●]	100%		$	[●]

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Mourant Ozannes (Cayman) LLP, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Enforcement of Judgments/Enforcement of Civil Liabilities

We have been advised by our Cayman Islands legal counsel, Mourant Ozannes (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, insofar as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

We have been advised by our PRC counsel, Jingtian & Gongcheng, that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the Cayman Islands. Thus, whether a PRC court would enforce a judgment ruled by a court in the United States or the Cayman Islands depends on the regulations in effect at that time.

CORPORATE HISTORY AND STRUCTURE

Corporate History

Texxon is an exempted company with limited liability incorporated in the Cayman Islands in January 2022. Texxon is a holding company of our group with no substantive operation. We carry out our business in China through our PRC subsidiaries, primarily Net Plastic Technology, which started its business in 2011.

We have undergone a series of corporate restructuring in contemplation of this offering, in particular the following.

●	Incorporation of the listing entity. In January 2022, we established Texxon Holding Limited, as a holding company and the proposed listing entity in the Cayman Islands.

●	Incorporation of the Hong Kong subsidiary. In January 2022, Texxon Holding Limited established a wholly-owned subsidiary, Texxon Hong Kong Limited, to be our intermediate holding company in Hong Kong.

●	Incorporation of WFOE. In March, 2024, Texxon Hong Kong Limited established a wholly-owned subsidiary, HuanSu Technology (Henan) Co., Ltd., in PRC.

In March, 2024, WFOE acquired 92.705% of the equity interest in Net Plastic Technology by entering into equity interest transfer agreements with Ningbo Lisu Technology Service LP and other shareholders. In February, 2024, Texxon Holding Limited issued shares to the previous shareholders of Net Plastic Technology to reflect their respective equity interests in Net Plastic Technology prior to the restructuring.

Corporate Structure

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, as of the date of this prospectus.

As of the date of this prospectus, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include Business License, Record Registration Form for Foreign Trade Business Operators, and Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Zhejiang Net Plastic Technology Co., Ltd.	Business License Record Registration Form for Foreign Trade Business Operators Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity	Ningbo Market Supervision and Administration Bureau Yuyao Bureau of Commerce Yuyao Customs	Long-term

	Permits for Trading in Hazardous Chemicals	Bureau of Emergence Management of Ningbo	February 23, 2022 to February 22, 2025

Qingdao Zhongguang Yiyun Supply Chain Management Co., Ltd.	Business License	Qingdao Administrative Examination and Approval Service Bureau	Long-term

	Permits for Trading in Hazardous Chemicals	Bureau of Emergence Management of Laoshan District, Qingdao City	September 13, 2023 to September 12, 2026

Anhui Zhongke Net Plastic Technology Co., Ltd.	Business License	Hefei Market Supervision Administration	Long-term

Net Plastic (Ningbo) Supply Chain Management Co., Ltd.	Business License Record Registration Form for Foreign Trade Business Operators Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity	Yuyao Market Supervision Administration Yuyao Bureau of Commerce Yuyao Customs	Long-term

Jiangsu Net Plastic Supply Chain Management Co., Ltd.	Business License	Haimen Administrative Examination and Approval Service Bureau	Long-term

Net Plastic Technology (Henan) Co., Ltd.	Business License	Puyang Market Supervision Administration	Long-term

Henan Net Plastic Supply Chain Management Co., Ltd.	Business License	Taiqian Market Supervision Administration	Long-term

Henan Net Plastic New Material Technology Co., Ltd.	Business License	Taiqian Market Supervision Administration	Long-term

Henan Net Plastic Chemical Distribution Co., Ltd.	Business License	Taiqian Market Supervision Administration	Long-term

As advised by our PRC counsel, Jingtian & Gongcheng, except for the overseas listing filing requirements from the CSRC as required by the Trial Measures, neither we nor any of our subsidiaries is currently required to obtain regulatory approval from Chinese authorities before listing in the U.S. under any existing PRC law, regulations or rules, including from the CSRC, CAC, or any other relevant Chinese regulatory agencies that is required to approve our operations in China. However, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Our Subsidiaries

Our operations are primarily conducted by our subsidiaries in China. The table below sets forth the information regarding our PRC subsidiaries:

Name	Date of Formation	Principal Business

Zhejiang Net Plastic Technology Co., Ltd.	September 27, 2011	Sales of chemical and plastic raw materials and other products
Qingdao Zhongguang Yiyun Supply Chain Management Co., Ltd.	June 28, 2020	Sales of chemical and plastic raw materials and other products
Anhui Zhongke Net Plastic Technology Co., Ltd.	December 25, 2020	Sales of chemical and plastic raw materials and other products
Net Plastic (Ningbo)Supply Chain Management Co., Ltd.	October 22, 2018	Sales of chemical and plastic raw materials and other products
Jiangsu Net Plastic Supply Chain Management Co., Ltd.	January 14, 2022	No operations
Net Plastic Technology (Henan)Co., Ltd.	April 15, 2022	Production and sales of chemical and plastic raw materials and other products
Henan Net Plastic Supply Chain Management Co., Ltd.	July 18, 2022	Sales of chemical and plastic raw materials and other products
Henan Net Plastic New Material Technology Co., Ltd.	August 3, 2022	Manufacturing of polystyrene
Henan Net Plastic Chemical Distribution Co., Ltd.	April 26, 2022	No operations
Beijing Yongsu Technology Co., Ltd.	November 10, 2023	No operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of supply chain management services in East China, servicing customers in the plastics and chemical industries in China. Through our technology-enabled platform, we provide a full spectrum of services to Chinese SME customers, including but not limited to, procurement, shipping and logistics, payments and fulfillment services. To address the extensive need from SMEs in China for more stable sources of supply, lower procurement costs, higher product quality, and enhanced risk management in the plastics and chemical markets in China, we aspire to build the largest one-stop plastic and chemical raw material supply chain management platform in China, to streamline the complex and labor-intensive raw material procurement process in the plastics and chemical industries and make it more convenient, cost-effective, and efficient for our customers. We believe that our platform has the capacity to help streamline and optimize operational processes of market participants, enhance sustainability and resilience in the entire supply chain, and create a dynamic ecosystem where stakeholders can engage in transactions with ease and efficiency.

We have built a highly scalable distributed software architecture for our platform that allows for continuous improvement. We have also built an effective UED process to improve the customer experience. In addition, with decades of experience in the plastic and chemical raw material market in China, we have amassed substantial transaction data, including supplier and customer information, price trends, category-specific price indexes and market demand volume. The extensive data collection enables us to more accurately analyze price trends and market demands and make more informed decisions.

We provide our customers with a one-stop procurement solution, for which our revenues are generated from sales of products that our customers purchase on our platform. We purchase products from suppliers, including manufacturers or distributors, and sell them directly to our customers. The value of our services is taken into account and reflected in the purchase price of products. We take ownership of the products sold, which requires us to effectively manage inventory levels. We will adjust inventory levels based on fluctuations in supply and prices or the seasonality and the popularity of a particular product. We determine the prices sold to our customers. We generate revenue from the difference between the procurement price and the sales price of products.

We have established a growing network of suppliers and customers. As of June 30, 2023, we had approximately 1,650 suppliers and approximately 2,158 customers registered on our platform as compared to 1,177 suppliers and 1,694 customers as of June 30, 2022. In addition, our product offerings covered approximately 2,482 SKUs and 1,977 SKUs as of June 30, 2023 and 2022, respectively.

We have achieved significant growth in profitability. Our net income for the fiscal year ended June 30, 2023 was approximately $2.1 million, representing an increase of approximately $2.7 million, or 446.6%, from net loss of approximately $0.6 million for the fiscal year ended June 30, 2022.

Impact of Covid-19

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and rescheduling business meetings and travels. The temporary closure in early 2020 put significant strains on product shipping and delivery, which led to a decrease in demand and supply of our plastics and chemical raw materials products and higher fulfillment expenses, especially our shipping costs. The COVID-19 outbreaks and related restrictions also limited our suppliers’ ability to continue to operate by limiting the abilities to obtain raw materials and inventory, which led to disruption in our supply chain, and also increased our fulfillment expenses.

Further, the recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants since December 2021 again resulted in the temporary closure of many corporate offices, hardware stores, manufacturing facilities and factories in the affected regions, which has adversely affected the procurement demand. As a result of the foregoing, we have experienced strains on product shipping and delivery activities. Specifically, the citywide lockdown in Shanghai during April and May 2022 due to the COVID-19 resurgence led to the temporary closure of our offices in Shanghai and the surrounding regions. The intercity logistics was also adversely impacted by such lockdown, which gave rise to the delayed delivery of our products, particularly in April 2022. In response to such impact, we promptly adjusted our fulfillment arrangements, and have soon recovered and resumed our supply chain capabilities since May 2022.

China lifted most of its travel restrictions and quarantine requirements in December 2022. There were surges of cases in many cities in the fourth quarter of 2022, which caused disruption to our, our customers’ and our suppliers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy.

On May 5, 2023, the WHO declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the duration and intensity of disruptions resulting from the COVID-19 is still uncertain. The degree to which the COVID-19 ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the COVID-19, the extent of actions to contain or treat the virus, how quickly and to what extent normal economic and operating conditions can resume, and the severity and duration of the Chinese economic downturn that results from the COVID-19.

COVID-19 has had a global economic impact on the financial markets. The global spread of COVID-19 may result in global economic distress, and the extent to which it may affect our results of operations is highly uncertain and cannot be predicted. We cannot assure you that the COVID-19 can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the COVID-19 and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.

Key Factors That Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our ability to attract additional customers and increase the spending per customer

Our major customers are China’s SMEs running their businesses in the consumer electronic industry, Internet of Things, automotive electronics, and industry control segment, etc. We currently sell our plastic and chemical raw materials and other products to these customers in 20 provinces in China, with significant customers located in Shandong Province, Henan Province, Zhejiang Province, Guangdong Province and Shanghai City in China. We plan to expand our business to extended geographic areas to cover more provinces in China. No single customer accounted for more than 10% of our total revenue for the fiscal year ended June 30, 2023 and one customer accounted for 10.6% for the fiscal year ended June 30, 2022. Our top 10 customers in the aggregate accounted for 30.8% and 34.9% of our total revenues for the fiscal years ended June 30, 2023 and 2022, respectively. The success of our business in the future depends on our effective marketing efforts to expand our distribution network in the PRC in an effort to increase our geographic penetration. The success of expansion will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, customers and optimize our distribution network. If our marketing efforts fail to convince customers to accept our products or service, we may find it difficult to maintain the existing level of sales or to increase such sales. Should this happen, our revenues would decline and our growth prospectus would be severely impaired.

Our ability to manage credit risks effectively

The success of our business relies heavily on our ability to effectively evaluate customers’ credit profiles and the likelihood of default. We have devised and implemented a systematic credit assessment and risk management system to analyze customers’ creditworthiness, minimize customers’ default risk and mitigate the impact of default. Specifically, our assessment and risk management capabilities enable us to efficiently select high-quality customers whose financial conditions and background meet our selection criteria. There can be no assurance that our risk management measures will allow us to identify or appropriately assess whether customer payments due will be collected when due. If our risk management approach is ineffective, or if we otherwise fail or are perceived to fail to manage the impact of default, our reputation and market share could be materially and adversely affected, which would severely impact our business and results of operations.

Our ability to diversify and grow product portfolio and services

Our operation results are affected by the mix of plastic and chemical products and value-added services that we offer. We currently derive our revenues primarily from the supply chain management services provided to our customers in connection with procurement of plastic and chemical products. We plan to better manage the mix of our plastic and chemical product portfolio and service offerings in order to improve our profitability.

Our ability to increase awareness of our brand and develop customer loyalty

Our brand is integral to our supply chain management services and marketing efforts. We will promote our brand to enhance customer recognition of our brand; at the same time, we will increase our customers’ stickiness through our business network and services. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our services and is an important element in our effort to increase our customer base. Successful promotion of our brand name will depend largely on our marketing efforts and ability to provide satisfactory supply chain management services, including the supply of reliable and quality products at competitive prices. However, brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Our ability to establish and retain long-term strategic relationships with suppliers

We rely on suppliers for sourcing our products, primarily plastic and chemical raw materials, and third-party service providers to provide certain of the supply chain management services to our customers. Our relationship with suppliers and service providers is essential to our comprehensive supply chain solutions. Our ability to provide a broad selection of plastic and other chemicals and value-added services on our platform and business network at competitive prices depends on our ability to maintain good relationships with them.

Our ability to create value for participants in our ecosystem and increase monetization

Our operation results depend on our ability to create value for participants in our ecosystem and offer more monetization opportunities for them. We draw customers, suppliers and other service providers to our business network because our ecosystem has established a closed-loop value chain to create value for all participants in the ecosystem. Within such closed-loop ecosystem, we are able to utilize the resources of its participants and effectively direct demands and supplies, thus performing as a supply chain management hub to create a compelling value proposition to the participants.

As transaction volume continues to increase, our warehousing and logistics service providers can receive more businesses from us, whereas our customers can have access to comprehensive services with competitive costs. As we further enhance our technologies, we aim to create more value for the ecosystem participants, increasing their engagement and connection in our ecosystem, which we anticipate will create additional monetization venues for us to drive our revenue growth.

Our ability to compete successfully

The supply chain management solution industry in China is large, fragmented and still at the early stage of development. Our current or future competitors may include companies with similar or greater market presence, name recognition, and financial, marketing, technological, and other resources, and we believe they will continue to challenge us with their product selection, financial resources, technological advancements and services. Increased competition could cause us to lose market share, reduce our prices, or increase our spending. The emergence of other supply chain management solution providers similar to us, whether as extensions of our traditional competition or in the form of major, non-traditional competitors, could result in easier and quicker price discovery and the adoption of aggressive pricing strategies and sales methods.

Our competitors could provide products with more competitive prices and comprehensive services or undertake more aggressive marketing campaigns than ours. We must constantly react to changes in prices, products and services offered by our competitors to remain competitive. Price competition in the supply chain management solution industry could lead to lower product prices, which may adversely affect our profitability.

A severe or prolonged slowdown in the global or Chinese economy could materially and adversely affect our business and our financial condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2023 and 2022

The following table summarizes our operating results as reflected in our statements of income during the fiscal year ended June 30, 2023 and 2022, respectively, and provides information regarding the change in dollar and percentage during such periods:

	For the Fiscal Year Ended June 30,		Change
	2023	2022	$	%
Revenue	$552,526,182	$489,432,340	$63,093,842	12.9%
Cost of revenue	(548,992,689)	(486,912,467)	(62,080,222)	12.7%
Gross profit	3,533,493	2,519,873	1,013,620	40.2%

Operating expenses
Selling and marketing expenses	(996,638)	(1,760,416)	763,778	(43.4)%
General and administrative expenses	(1,282,757)	(2,182,872)	900,115	(41.2)%
Total operating expenses	(2,279,395)	(3,943,288)	1,663,893	(42.2)%
Income (loss) from operations	1,254,098	(1,423,415)	2,677,513	188.1%

Other income (expenses), net	876,594	821,098	55,496	6.8%
Income taxes (expenses)	(42,998)	-	(42,998)	(100)%
Net income (loss)	$2,087,694	$(602,317)	$2,690,011	446.6%

Revenue

Our revenue increased by approximately $63.1 million, or 12.9%, from approximately $489.4 million for the fiscal year ended June 30, 2022 to approximately $552.5 million for the fiscal year ended June 30, 2023. The increase in revenue is primarily due to the following factors:

(i) Increase in demand amid global economic recovery: The orders made by our customers via our platform had increased as the global economy rebounded and the pandemic came to an end.

(ii) Expansion of our marketing and sales efforts: In response to the growing market opportunities, we had expanded our sales teams across various cities in China. This strategic initiative had not only enhanced our market penetration but also diversified our customer base. By broadening our sales channels, we had effectively captured a larger market share, contributing significantly to our revenue growth.

(iii) Establishment of strategic partnerships and capital infusion: We established business partnerships with some industry leading enterprises, which partnerships facilitated access to such enterprises’ extensive networks of suppliers and customers, effectively expanding our business. In addition, we received a total of $19.7 million in capital contributions that can be used to expand business operations, primarily comprising approximately $7.0 million from MR LI Hong Kong Investment Limited, approximately $1.5 million from Shanghai Yuqian Enterprise Management Co., Ltd., approximately $4.2 million from Taiqian County Yutai Network Plastics Investment Co., Ltd., approximately $2.1 million from Jiangsu Qiangsheng Functional Chemistry Co., Ltd. and approximately $3.5 million collectively from another three minority shareholders. The infusion of capital enhanced our capacity to scale operations and enter new markets. Expanding our business operations directly contributes to an increase in sales volume. We used, and will continue to use, the capital contributions to for our business expansion and construction of its factory in Henan Province, China.

Cost of Revenue

Our cost of revenues primarily consists of products purchase cost and sales related taxes. Cost of revenue generally is generally affected by factors such as availability of products in the market, purchase price of third-party products, changes in sales volume and product mix.

The following table sets forth the breakdown of our cost of revenues for the fiscal years ended June 30, 2023 and 2022:

	For the Fiscal Years Ended June 30,				Change
	2023	%	2022	%	$	%
Cost of revenue:
Cost of revenue	$541,218,715	98.6%	$483,870,711	99.4%	$57,348,004	11.9%
Cost of revenue - related parties	7,569,836	1.4%	2,909,275	0.6%	4,660,561	160.2%
Tax and surcharges	204,138	-%	$132,481	-%	71,657	54.1%
Total cost of revenue	$548,992,689	100%	$486,912,467	100%	$62,080,222	12.7%

Total cost of revenue increased by approximately $62.1 million or 12.7%, from approximately $486.9 million for the fiscal year ended June 30, 2022 to approximately $549.0 million for the fiscal year ended June 30, 2023. The increase in our cost of revenue was largely attributable to increase in purchase costs of chemical and plastic raw material and other products by approximately $62.1 million or 12.7%. The increase in cost of revenue is in line with the increase in revenue.

Gross Profit

Our gross profit increased by approximately $1.0 million from approximately $2.5 million for the fiscal year ended June 30, 2023 to approximately $3.5 million for the fiscal year ended June 30, 2023. Our gross margins as a percent of revenue increased by 0.1% from 0.5% for the fiscal year ended June 30, 2022 to 0.6% for the fiscal year ended June 30, 2023. The increase was primarily due to our ability to establish and retain long-term strategic relationships with suppliers, which provide us with the bargaining power to negotiate more favorable terms and pricing with our suppliers, resulting in improved cost efficiencies and higher gross margins.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended June 30, 2023 and 2022:

	For the Fiscal Years Ended June 30,				Change
	2023	%	2022	%	$	%
Operating expenses:
General and administrative expenses	$1,282,757	56.3%	$2,182,872	55.4%	$(900,115)	(41.2)%
Selling expenses	996,638	43.7%	$1,760,416	44.6%	(763,778)	(43.4)%
Total operating expenses	$2,279,395	100%	$3,943,288	100%	$(1,663,893)	(42.2)%

General and Administrative Expenses

General and administrative expenses primarily consist of (i) salaries, benefit and other direct labor expenses related to general and administrative personnel; (ii) rent, utilities and depreciation expenses, travel and communication expense, and other office expenses related to general and administrative personnel; and (iii) bad debts expenses related to the collectability of accounts receivable.

	For the Fiscal Years Ended June 30,				Change
	2023	%	2022	%	$	%
General and administrative expenses:
Salary and welfare benefit expenses	$740,809	57.8%	$595,269	27.3%	$145,540	24.4%
Rent expense	124,799	9.7%	195,343	8.9%	(70,544)	(36.1)%
Depreciation and amortization	28,888	2.3%	39,494	1.8%	(10,606)	(26.9)%
(Recovery) bad debt expenses	(220,339)	(17.2)%	580,330	26.6%	(800,669)	(138)%
Transportation, travel and meals expenses	24,753	1.9%	16,623	0.8%	8,130	48.9%
Office and utility expenses	369,492	28.8%	304,061	13.9%	65,431	21.5%
Professional service fee	214,355	16.7%	451,752	20.7%	(237,397)	(52.6)%
Total general and administrative expenses	$1,282,757	100.0%	$2,182,872	100.0%	$(900,115)	(41.2)%

Our general and administrative expenses decreased by approximately $0.9 million, or 41.2%, from approximately $2.2 million for the fiscal year ended June 30, 2022 to $1.3 million for the fiscal year ended June 30, 2023, primarily attributable to (i) a bad debt recovery of approximately $0.2 million due to the claim settlement and repayment after full provision for the fiscal year ended June 30, 2023, compared to net bad debt expenses of approximately $0.6 million for the fiscal year ended June 30, 2022; and (ii) a decrease in professional service fees paid to third parties of approximately $0.2 million for the fiscal year ended June 30, 2023, primarily due to less legal fees paid for lawsuits to collect overdue accounts receivable.

Selling Expenses

Our selling expenses primarily include salary and welfare benefit expenses related to our sales personnel, shipping and delivery expenses, utility and office expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the Fiscal Years Ended June 30,				Change
	2023	%	2022	%	$	%
Salary and welfare benefit expenses	$606,648	60.9%	$672,587	38.2%	$(65,939)	(9.8)%
Shipping and delivery expenses	353,576	35.5%	968,292	55.0%	(614,716)	(63.5)%
Sales promotion	7,665	0.8%	6,464	0.4%	1,201	18.6%
Business travel and meals expenses	28,107	2.8%	37,139	2.1%	(9,032)	(24.3)%
Utility and office expenses	642	-%	75,934	4.3%	(75,292)	(99.2)%
Total selling expenses	$996,638	100.0%	$1,760,416	100.0%	$(763,778)	(43.4)%

Our selling expenses decreased by approximately $0.8 million, or 43.4%, from approximately $1.8 million for the fiscal year ended June 30, 2022 to approximately $1.0 million for the fiscal year ended June 30, 2023. This decrease in selling expenses can be primarily attributed to the following two factors.

(i)	Our shipping and delivery expenses decreased by approximately $0.6 million, or 63.5%, from approximately $1.0 million for the fiscal year ended June 30, 2022 to approximately $0.4 million for the fiscal year ended June 30, 2023 primarily due to a strategic shift in our delivery method. By optimizing our delivery logistics to increase the number of orders fulfilled directly by our suppliers or through client pick-up options, we were able to decrease our reliance on external shipping services, thereby lowering our overall shipping and delivery expenses.

(ii)	Our salary and welfare benefit expenses decreased by approximately $0.1 million mainly driven by our continuous development and improvement of our supply chain management platform. These technological advancements have improved our overall cost efficiency, allowing us to streamline operations and reduce labor costs associated with selling activities.

Other Income (Expenses)

Other income (expenses) primarily included interest income, interest expenses, investment income, government subsidiary income, gain from fair value change of investee, gain or loss from disposal of subsidiary and fixed assets, and other non-operating income or expenses.

	For the Fiscal Years Ended June 30,		Change
	2023	2022	$	%
Other income (expense)
Interest income (expenses), net	$197,428	(163,262)	360,690	220.9%
Interest income - related parties	592,581	272,083	320,498	117.8%
Unrealized gains from fair value changes	-	728,663	(728,663)	(100)%
Other miscellaneous incomes (expenses), net	86,585	(16,386)	102,971	628.4%
Total Other income (expense), net	$876,594	$821,098	$55,496	6.8%

Total net other income increased by $55,496, or 6.8%, from net other income of approximately $0.8 million for the fiscal year ended June 30, 2022 to net other income of approximately $0.9 million for the fiscal year ended June 30, 2023. The increase was primarily attributable to an increase of approximately $0.4 million in net interest income from third parties, an increase of approximately $0.3 million in interest income from related parties and increase of approximately $0.1 million of increase of other miscellaneous income and expenses, offset by the decrease of approximately $0.7 million in fair value change of an investee. For the fiscal year ended June 30, 2022, we recognized unrealized gain of approximately $0.7 million from the observable fair value change due to the share transfer of Zhejiang Yongyi Electronic Payment Co., Ltd. and no fair value changes observed for the fiscal year ended June 30, 2023. The increase in interest income from third parties was primarily due to the increase in structured deposits in PRC banks, which have specific maturity date and offer certain fixed interest returns. The increase in interest income from related parties was due to the increase in the amount of loans to related parties. The increase in other miscellaneous income was primarily due to the increase in government grants.

Provision for Income Taxes

Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. As small-scale taxpayers, 25% of the annual taxable income of will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%, which is essentially resulting in a favorable income tax rate of 5%. Net Plastic Technology (Henan) Co., Ltd., Anhui Zhongke Net Plastic Technology Co., Ltd., Net Plastic (Ningbo) Supply Chain Management Co., Ltd., Jiangsu Net Plastic Supply Chain Management Co., Ltd., Henan Net Plastic Supply Chain Management Co., Ltd., and Henan Net Plastic Chemical Distribution Co., Ltd. are eligible for the above preferential tax rate as small-scale taxpayers for the fiscal year ended June 30, 2023 and 2022. Our PRC subsidiaries, including Net Plastic Technology, Qingdao Zhongguang Yiyun Supply Chain Management Co., Ltd., and Net Plastic New Material Technology Co., Ltd are subject to corporate income tax at the PRC unified rate of 25%.

For the fiscal year ended June 30, 2023, income tax expenses were $42,998, as compared to nil of income tax expenses for the fiscal year ended June 30, 2022, primarily because the Company had a net operating income for the fiscal year of 2023.

Net Income

As a result of the foregoing, our net income for the fiscal year ended June 30, 2023 increased by 447%, or approximately $2.7 million, to approximately $2.1 million from net loss of approximately $0.6 million for the fiscal year ended June 30, 2022.

Going Concern Assessment

As reflected in the accompanying consolidated financial statements, The Company had accumulated deficits of $4,635,767 as of June 30, 2023 and negative cash flow of $14,179,754 in operating activities for the fiscal year ended June 30, 2023. The Company had cash, cash equivalents and restricted cash of $12,182,143 as of June 30, 2023 and generated an operating income of $1,254,098 for the fiscal year ended June 30, 2023.

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Our ability to continue operations and fund its exploration and development expenditures is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Management plans to address these concerns further by securing additional financing through this offering and other debt financing. Management assessed the mitigating effect of its plans to determine if it is probable that the plans would be effectively implemented within one year after the date of issuance of these consolidated financial statements, and would mitigate the relevant conditions or events that raise substantial doubt about our ability to continue as a going concern.

We have implemented or intends to implement plans which encompass short-term cash preservation initiatives and completing the IPO to provide us with adequate liquidity to meet its obligations for at least the 12-month period following the date its consolidated financial statements are issued, in addition to creating sustained cash flow generation thereafter.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations to fund its operations, and to service its debt obligations for one year from the date of the issuance of these consolidated financial statements. The consolidated financial statements have been prepared on a going concern basis under which the Company is expected to be able to realize its assets and satisfy its liabilities in the normal course of business. Management believes that based on relevant conditions and events that are known and reasonably knowable that its forecasts, for one year from the date of the issuance of these consolidated financial statements, indicate improved operations and the Company’s ability to continue operations as a going concern.

We anticipated additional equity financing to fund operations in the future. Should management fail to adequately address the issue, we may have to reduce its business activities or curtail its operations.

Liquidity and Capital Resources

In assessing the liquidity, we monitor and analyze our cash on-hand, its ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. Historically, we have funded our operation through a combination of private rounds of equity financing, debt financing, and cash from operations. As of June 30, 2023 and 2022, we had cash, cash equivalents and restricted cash of $12,182,143 and $38,738,111, respectively.

Our liquidity needs are to meet our working capital requirements, operating expenses, and capital expenditure obligations. Our current cash on hand, proceeds from this offering and other financing activities will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months from the date of this prospectus.  We may also need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if it finds and wishes to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If we determine that the cash requirements exceed the amount of cash on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. However, the management are engaging to obtain the necessary financing to meet its obligations and pay our liabilities arising from normal business operations when they come due.

We are actively seeking to bring in strategic partners to infuse substantial funds into our operations and our factory construction in Henan, China. Our capital expenditures contracted for were approximately $70 million and nil as of June 30, 2023 and 2022, respectively. We are constructing a factory to manufacture polystyrene located on a parcel of land of 170,000 square meters. We entered into an agreement to acquire use right of such land for approximately $6.7 million during the year ended June 30, 2023 and we obtained relevant land use right certificate in December 2022. In accordance with the relevant land use right agreement, we committed to making at least RMB 595 million capital expenditures in connection with such construction plan. We have commenced the construction in January 2023 and plan to complete the first phase construction in the second half of 2024. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Amounts restricted primarily consists of the PRC subsidiaries paid-in capital totaling $68.9 million and $24.4 million as of June 30, 2023 and 2022, respectively. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the SAFE, but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our memorandum and articles of association and applicable Cayman Islands, and Chinese laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on dividend distribution will not have a material impact on our liquidity, financial condition and results of operations of the Company.

Cash Flows for the Fiscal Years Ended June 30, 2023 and 2022

The following tables present a summary of its cash flows for the periods indicated:

	For the Fiscal Year Ended June 30,
	2023	2022
Net cash (used in) provided by operating activities	$(14,179,754)	$48,219,008
Net cash (used in) investing activities	(41,230,516)	(9,645,435)
Net cash provided by (used in) financing activities	30,413,812	(5,513,329)
Effect of exchange rate changes on cash	(1,559,510)	(1,449,438)
Net (decrease) increase in cash and restricted cash	$(26,555,968)	$31,610,806

Operating Activities

Net cash flows used in operating activities for the fiscal year ended June 30, 2023 increased by approximately $62.4 million when compared with the fiscal year ended June 30, 2022.

Net cash used in operating activities for the fiscal year ended June 30, 2023 was approximately $14.2 million, which was primarily attributable to net income of approximately $2.1 million and adjusted for changes in working capital of approximately negative $15.8 million. The adjustments for changes in working capital mainly included (i) a decrease in note payable of approximately $24.7 million, (ii) an increase in advance to suppliers of approximately $1.4 million, and against (iii) an increase in accounts payable of approximately $4.5 million, (iv) a decrease in accounts receivable of approximately $3.7 million, (v) an increase in accrued expenses and other current liabilities of approximately $1.4 million and (vi) an increase in contract liabilities of approximately $1.0 million. The decrease in notes payable was primarily resulted from repaying approximately $39.1 million in notes payable upon maturity and issuing approximately $14.4 notes payable during the fiscal year ended June 30, 2023.

Net cash provided by operating activities for the fiscal year ended June 30, 2022 was approximately $48.2 million, which was primarily attributable to net loss of approximately $0.6 million and adjusted for changes in working capital of approximately $49.1 million. The adjustments for changes in working capital mainly included (i) an increase in notes payable of approximately $37.0 million, (ii) a decrease in inventories of approximately $8.9 million, (iii) an increase in account payable of approximately $5.1 million, (iv) a decrease in advance to suppliers of approximately $3.4 million, and against (v) a decrease in contract liabilities of approximately $5.7 million. The decrease of approximately $3.4 million in advance payments to suppliers, coupled with the approximately $37.0 million increase in notes payable, were primarily attributed to strategic changes in our procurement practices, which changes are intended to optimize cash flow by reducing in prepayments in cash and increasing use of negotiable instruments, thereby improving liquidity. The approximately $8.9 million decrease in inventories primarily stem from the Company’s strategic move to reduce inventory levels and improve demand forecasting. The approximately $5.7 million decrease in contract liabilities was due to our efficient delivery of our contracts, converting deferred revenue into recognized revenue and thereby positively impacting cash flow.

Investing Activities

Net cash flows used in investing activities for the fiscal year ended June 30, 2023 increased by approximately $31.6 million when compared with the fiscal year ended June 30, 2022.

Net cash used in investing activities amounted to approximately $41.2 million for the fiscal year ended June 30, 2023. This was primarily due to investments in intangible assets totaling approximately $6.7 million, investments in property and equipment of approximately $22.6 million, and payments of approximately $11.9 million made for loans to related parties. The investment in intangible assets was largely comprised of approximately $6.7 million expenditure on land use right in China. The investments on property and equipment were for the construction of a factory in Henan Province, China, with approximately $4.3 million allocated to construction in progress and approximately $17.3 million prepayment to vendors for this construction in progress.

Net cash used in investing activities amounted to approximately $9.6 million for the fiscal year ended June 30, 2022. This was mainly due to payments of approximately $11.4 million for loans to a related party and approximately $1.6 million in net consideration for the acquisition of Qingdao Zhongguang Yiyun Supply Chain Management Co., Ltd. These outflows were partially offset by the repayment of $2.7 million received from a related party.

Financing Activities

Net cash flows provided by financing activities for the fiscal year ended June 30, 2023 increased by approximately $35.9 million as compared to the fiscal year ended June 30, 2022.

Net cash provided by financing activities was approximately $30.4 million for the fiscal year ended June 30, 2023. The amount was primarily attributable to (i) proceeds of approximately $23.0 million from short term borrowings; (ii) capital contributions of approximately $18.3 million from minority shareholders of certain of our majority owned subsidiaries; (iii) capital contributions of approximately $1.4 million from Ningbo Chuangsu Enterprise Management Partnership (Limited Partnership), against; (iv) repayment of approximately $12.3 million of short-term bank borrowings. The capital contributions from minority shareholders were made to Net Plastic Henan and Net Plastic New Material. Net Plastic Henan received approximately $8.5 million, comprising approximately $7.0 million from MR LI Hong Kong Investment Limited and approximately $1.5 million from Shanghai Yuqian Enterprise Management Co., Ltd. Net Plastic New Material was injected with a total approximately of $9.8 million, which included approximately $4.2 million from Taiqian County Yutai Network Plastics Investment Co., Ltd., approximately $2.1 million from Jiangsu Qiangsheng Functional Chemistry Co., Ltd. and approximately $3.5 million collectively from another three minority shareholders.

Net cash used in financing activities was approximately $5.5 million for the fiscal year ended June 30, 2022, primarily attributable to net repayments of approximately $5.2 million in short-term bank borrowings and the repayments of approximately $0.3 million in working capital borrowing to related parties.

Short-Term Borrowings

We finance operations through short-term revolving loans provided by various PRC banks, other financial institutions and third parties, as listed in the table below. As of June 30, 2023, we had 13 outstanding short-term loans provided by provided by five banks, totaling RMB 49,000,000 or approximately $6.8 million in the aggregate, and one outstanding short-term loan provided by a third party. Each of these borrowings has a term of twelve months, as per our agreement with these banks and a third party, all of the loans are expected to be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the fund released from the other revolving loans. All of our loans have fixed interest rates that are indicated in the table below.

Short-term borrowings consisted of the following as of June 30, 2023:

Lender	RMB	US$	Issuance Date	Expiration Date	Effective Interest Rate
CITIC Bank	15,000,000	$2,068,596	November 24, 2022	November 23, 2023	4.80%
China Construction Bank	8,500,000	1,172,205	October 25, 2022	October 24, 2023	3.70%
Huaxia Bank	10,000,000	1,379,063	December 19, 2022	December 19, 2023	3.80%
Jiujiang Bank	2,000,000	275,814	June 30, 2023	June 30, 2024	6.40%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 8, 2023	July 4, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 8, 2023	July 4, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 8, 2023	July 4, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 29, 2023	July 22, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 29, 2023	July 22, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 30, 2023	July 22, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 31, 2023	July 24, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 31, 2023	July 24, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 31, 2023	July 24, 2023	5.20%
Third party	33,000,000	4,550,908	November 14, 2022	November 13, 2023	6.24%
Total	82,000,000	11,308,317
Less: current portion	82,000,000	11,308,317
Long term portion	-	$-

As of the date of this prospectus all the loans outstanding at June 30, 2023 have been fully repaid except the loan from Huaxia Bank, which has been extended to December 18, 2024. and the loan from Jiujiang Bank, which has not yet matured.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of land use right from PRC governments and construction in progress on the factory in Henan Province, China. Our capital expenditures were approximately $29.3 million and $0.0 million for the fiscal years ended June 30, 2023 and 2022, respectively, primarily because we purchased the land use right and started to construct the factory during the fiscal year ended June 30, 2023. We intend to fund our future capital expenditures with our existing cash balance, bank borrowings and equity financing. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2023:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Short-term borrowing	$11,308,317	$11,308,317	$-	$-	$-
Notes payable	13,778,219	13,778,219	-	-	-
Contract liabilities	1,592,570	1,592,570
Total	$26,679,106	$26,679,106	$-	$-	$-

The numbers in the table represent the amount of principle only and exclude interest payable.

Off-Balance Sheet Commitments and Arrangements

Contingencies

From time to time, Texxon and its subsidiaries are the parties to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Our management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the consolidated financial position, results of operations and cash flows. There were no pending or threatened claims and litigation as of June 30, 2023 and through the issuance date of these consolidated financial statements.

Capital Commitment

Our capital commitments primarily relate to commitments on construction in progress. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of June 30, 2023 were as follows:

		Less than	1 – 3	3 – 5	More than
	Total	1 year	years	years	5 years
Capital commitment	$69,847,406	$60,882,595	$8,964,811	$-	$-

Trend Information

Other than as disclosed herein or elsewhere in the prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenue, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In auditing our consolidated financial statements for the fiscal years ended June 30, 2023 and 2022, we identified one material weakness in our internal control over financial reporting in accordance with the standards established by the PCAOB.

The material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate the material weakness.

We intend to implement and further develop, a comprehensive set of U.S. GAAP accounting policies and financial reporting procedures, along with related internal control policies. This includes the establishment of a detailed accounting manual to guide day-to-day accounting operations and reporting processes. Instead of hiring staff in our finance and accounting department, we have engaged a third-party consultant with knowledge of U.S. GAAP and SEC regulations for accounting services.

To enhance our financial reporting capabilities,

1)	We intend to establish a formal and regular training program for accounting personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements, including mandatory requirements for accounting staff to attend U.S. GAAP course programs offered by third-party organization or accounting firm on a periodic basis; and

2)	We intend to enhance the communications between accounting personal and financial reporting team, including mandatory requirement for financial reporting team to review the accounting team’s work and work papers on a periodic basis.

However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting. Our failure to remediate the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

Inflation

We do not believe the impact of inflation on our Company has been material. Almost all our operations are in China and the inflation rate has been relatively stable in the last three years: 0.2% in 2023, 2.0% in 2022, and 0.9% in 2021.

Quantitative and Qualitative Disclosure About Market Risk

Credit Risk

Credit risk relates to the risk that the counterparty to a financial instrument would fail to discharge its obligations under the terms of the financial instrument and cause a financial loss to us.

Bank deposits are only placed with creditworthy financial institutions. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

In respect of accounts receivable, credit evaluations are performed. These evaluations focus on the past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our short-term borrowings. As of June 30, 2023 and 2022, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. As of June 30, 2023 and 2022, we had no long-term interest-bearing assets or long-term interest-bearing liabilities.

Critical Accounting Policy and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for credit losses, realizability of deferred tax assets and uncertain tax position, and estimated useful lives of fixed assets and intangible assets.

While our significant accounting policies are more fully described in Note 2 — Summary of significant accounting policies to our consolidated financial statements, we believe that there were no critical accounting policies that affect the preparation of financial statements.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements.

INDUSTRY

The information presented in this section has been derived from an industry report dated January, 2024 and commissioned by us and prepared by Sublime Chine Information Co., Ltd. (“Sublime”), an independent research firm, to provide information regarding our industry and our market position in China. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of Plastics and Chemical Industries

The plastics and chemical industries refer to the industries that use petrochemical resources, such as oil and natural gas, as the main raw materials to manufacture chemicals, polymer compounds, and other products through chemical reactions. Plastics and chemical products specifically refer to chemical and polymer compound products. In 2022, the total production capacity of China’s major plastics and chemical products markets was around 310 million tons, with a demand of around 280 million tons.

Overview of Plastics Industry

Plastic is a malleable material formed by processing synthetic resin or natural resin as the main component, with various additives added. Plastic has the advantages of light weight, high strength, corrosion resistance, good insulation, and easy processing, and is widely used in fields such as construction, packaging, transportation, electronics, and medical treatment. In recent years, with the rapid development of the Chinese economy, demand for plastic products in downstream fields such as automobiles, home appliances, healthcare, consumer electronics, daily necessities, and packaging has been continuously increasing. In addition, China’s plastic products have gradually increased their market share in the international market, supporting the development of the industrial export market. The plastic market represented by key products, including polyethylene (PE), polypropylene (PP), acrylic-butadiene-styrene polymers (ABS), polycarbonate (PC), and polyvinyl chloride (PVC) has been developing steadily. By the end of 2022, the total production capacity of China’s PE, PP, ABS, PC, and PVC plastic markets was 98.68 million tons, increased by 8% as compared to 2021. The apparent consumption (production plus imports minus exports) reached 101.82 million tons, increased by 3% as compared to 2021.

Chart 1: Analysis of supply-demand balance of key plastic products in the Chinese market (unit: 10,000 tons)

Overview of Chemicals Industry

The chemical industry is an important component of modern industry, and its products are widely used in sectors such as agriculture, medicine, energy, construction, and transportation. With the development of the global economy and the improvement of people’s living standards, the chemical industry undergoes wide development on a global scale and plays a critical role in the national economy of various countries.

By 2022, the total production capacity of China’s main chemical products, including methanol, ethylene glycol, styrene and terephthalic acid, was approximately 211.9 million tons, marking an increase of 7% compared to 2021. The total consumption reached 176.77 million tons, reflecting a rise of 4% compared to 2021.

Chart 2: Analysis of supply-demand balance in the Chinese market for key chemical products (unit: 10,000 tons)

Overview of Supply Chain Management Industry

Supply chain management services involves management of capital, logistics, and information flows of small and medium-sized enterprises both upstream and downstream, and transforming the uncontrollable risks of individual enterprises into manageable risks across the entire supply chain. Effective supply chain management enables enterprises to find the optimal solutions throughout various processes, make timely adjustment in production and transportation, reduce inventory and costs, and improve overall market revenue.

According to the data provided by Statista, the global supply chain management market size has maintained stable growth. It reached approximately $15.58 billion in 2020 and approximately $17.47 billion in 2021.

China’s supply chain management industry started its development relatively recently. In order to respond to the increasingly diverse, personalized, and rapidly changing market demands and enhance market response, the comprehensive supply chain management service industry is currently experiencing robust development. Relevant government policies and market demands have played important roles in promoting industry development.

Main Drivers of Supply Chain Management Industry in China

The development of supplement chain management industry is fueled by the following factors:

Government support. Government strategic plans such as “expanding domestic demand” bolster the optimistic outlook for the plastics and chemical industries, thereby increasing demand for supply chain management services. Policies like China’s 14th Five Year Plan, the Guiding Catalogue for Industrial Structure Adjustment, and the Strategic Plan for Expanding Domestic Demand promoting high-quality development of the chemical industry. The policy of China’s Guiding Opinions on Promoting the High Quality Development of the Petrochemical and Chemical Industry during the 14th Five Year Plan period encourages and application of technologies and product catalogs in the petrochemical and chemical industry, and promotes intelligent manufacturing. Investments across various fields and improved macro policies for key industries stimulate significant business opportunities in plastics and chemicals, consequently fueling growth in the supply chain management industry. In addition, strategic planning policies, such as the 14th Five Year Plan, aimed at restructuring, transforming, and upgrading the supply chain, have laid a solid foundation for the development of the supply chain management industry. In recent years, national planning in China has underscored the strategic importance of the logistics industry in the economy, accompanied by policy measures to stimulate the efficiency and growth of the logistics and supply chain management service sector. Initiatives like the Guiding Opinions on Actively Promoting Supply Chain Innovation and Application in 2017 aimed to accelerate supply chain innovation and promote structural reforms. The 2020 Implementation Plan for Promoting Deep Integration and Innovative Development of Logistics and Manufacturing Industry outlined strategies for enhancing integration and efficiency within the logistics and manufacturing sectors.

Diversified Consumer Trends. Plastics and chemical products are used in diverse sectors, such as infrastructure, real estate, agriculture, automobiles, and clothing. The growing diversity in consumption demand has left traditional supply-side in a predicament of low responsiveness to market demand. Supply chain enterprises with supply chain scheme design and integrated comprehensive service capabilities have the opportunity to intervene in more service links in the industrial chain, achieve resource sharing and optimization between various links in the supply chain, and thus improve the responsiveness and efficiency of the supply chain.

Regional Imbalance. Relying on abundant coal and crude oil resources, as well as convenient transportation of imported raw materials, the overall production capacity of China’s plastic and chemical industry is mainly concentrated in the northwestern, eastern, and northeastern regions. Supported by its large consumption base, diverse demand, and convenient transportation and logistics, China’s plastics and chemical resources are concentrated in the Yangtze River Delta region represented by Jiangsu Province, Zhejiang Province, and Shanghai, the Pearl River Delta region represented by Guangdong, and the coastal areas of northern China represented by Shandong Province. In 2022, the overall production capacity ratio of China’s key plastics and chemical product markets in the northwestern, eastern, and northeastern regions reached 70%. The consumption concentration areas are distributed in East China, South China, and North China, together accounting for approximately 72% of the national consumption. Regional disparities in production and sales within China’s plastics and chemical industries have enhanced the growth of the supply chain management industry. The substantial flow of resources across regions has further driven the need for effective supply chain management solutions.

Advance in Digital Technology. Traditionally, supply chain management has been fragmented and lacked coordination among its various components, leading to inefficiencies. However, the adoption of digital technology has facilitated the integration of information flow, logistics, and capital flow within the supply chain, fostering greater collaboration among enterprises and significantly improving efficiency. This digitalization of the industry provides opportunities for innovation and optimization. The PRC National Development and Reform Commission has introduced initiatives to promote the deep integration of digital technology and the economy, which includes leveraging cloud computing, big data, and artificial intelligence to enhance digital services and drive transformation across the manufacturing industry and SMEs. These initiatives are expected to expand the service space of the supply chain industry and offer new possibilities for the development of supply chain management services.

Market Potential of Plastics and Chemical Industry

From 2023 to 2027, China’s key plastics and chemical products market is expected to grow at an average annual rate of 6% in supply and 10% in demand. The growth outlook provides significant development opportunities for the supply chain management industry. The Ministry of Industry and Information Technology, along with seven other departments, issued the “Work Plan for Stable Growth in the Petrochemical and Chemical Industry.” This plan aims to maintain stable growth in the industry, targeting an average annual growth rate of industry value added of approximately 5%. By 2024, the main business revenue of the petrochemical and chemical industry (excluding oil and gas extraction) is expected to reach approximately RMB15 trillion yuan.

In addition, various policies promoting stable domestic demand and consumption, such as the Outline of the Strategic Plan for Expanding Domestic Demand (2022-2035) and the Package of Policy Measures to Solidly Stabilize the Economy, have further increased investment support for manufacturing and key infrastructure, driving the development of multiple key industries including automobiles, equipment manufacturing, light industry, and electronic information. The growth in downstream consumer manufacturing and infrastructure has created substantial business opportunities and markets for the plastics and chemical industry.

By 2027, it is anticipated that the supply of China’s key plastics and chemical products market will reach approximately 430 million tons, with the demand reaching approximately 360 million tons. The positive growth outlook in the supply and demand market presents vast development opportunities for the supply chain management business.

Chart 3: Supply and demand forecast data for key plastics and chemical products markets in China (unit: 10,000 tons)

Market Potential of Supply Chain Management Industry

As the global economy continues to evolve and competition among enterprises intensifies, supply chain management services have substantial development opportunities.

The development of information technology has rendered traditional supply chain models inadequate to meet the complexities of personalized market demands. Consequently, digitization and intelligence have emerged as main development trends in supply chain management. Advancement in technologies such as the Internet of Things, big data, and artificial intelligence, supply chain management services, enable real-time monitoring and optimization in the supply chain, improving response speed and supply flexibility. Levering the technology advancements, participants in the supply chain management industry can identify and analyze the diverse needs of different enterprises, offering customized solutions to adapt to market shifts and better serve customers, as well as mitigate inventory risks and increase competitiveness.

In conclusion, the future of the supply chain management system will prioritize digital intelligence, environmental sustainability, and diversified development. Enterprises equipped with comprehensive supply chain service capabilities are poised to intervene in multiple service links within the industrial chain, playing an increasingly pivotal role in enhancing supply chain efficiency, sustaining enterprise competitiveness, and achieving sustainable development, with vast development prospects ahead.

BUSINESS

Overview

We are a leading provider of supply chain management services in East China, servicing customers in the plastics and chemical industries in China. Through our technology-enabled platform, we provide a full spectrum of services to Chinese SME customers, including but not limited to, procurement, shipping and logistics, payments and fulfillment services. To address the extensive need from SMEs in China for more stable sources of supply, lower procurement costs, higher product quality, and enhanced risk management in the plastics and chemical markets in China, we aspire to build the largest one-stop plastic and chemical raw material supply chain management platform in China, to streamline the complex and labor-intensive raw material procurement process in the plastics and chemical industries and make it more convenient, cost-effective, and efficient for our customers. We believe that our platform has the capacity to help streamline and optimize operational processes of market participants, enhance sustainability and resilience in the entire supply chain, and create a dynamic ecosystem where stakeholders can engage in transactions with ease and efficiency. We have built a highly scalable distributed software architecture for our platform that allows for continuous improvement. We have also built an effective UED process into our platform to improve the customer experience. In addition, with decades of experience in the plastic and chemical raw material market in China, we have amassed substantial transaction data, including supplier and customer information, price trends, category-specific price indexes and market demand volume. The extensive data collection enables us to more accurately analyze price trends and market demands and make more informed decisions.

We have established a growing network of suppliers and customers. As of June 30, 2023, we had approximately 1,650 suppliers and approximately 2,158 customers registered on our platform as compared to 1,177 suppliers and 1,694 customers as of June 30, 2022. In addition, our product offerings covered approximately 2,482 SKUs and 1,977 SKUs as of June 30, 2023 and 2022, respectively.

We have achieved significant growth in profitability. Our net income for the fiscal year ended June 30, 2023 was $2.1 million, representing an increase of $2.7 million, or 447%, from net loss of $0.6 million for the fiscal year ended June 30, 2022.

Our Strengths

We believe that the following are our key competitive strengths contributing to our growth and, on a combined basis, differentiating us from our competitors:

One-stop solution for product procurement encompassing wide selection of products and ensuring timely and reliable fulfillment

We provide a one-stop procurement solution that allows customers to access a wide selection of quality products with competitive prices. Leveraging our scale and industry expertise, we have continuously enhanced our product selection capabilities to revamp the procurement experience for SMEs in China.

We have built an expansive product assortment based on our in-depth understanding of the plastics and chemical industries to meet the needs of our customers. We provide tailored product recommendations for the varying requirements of our customers, which will in turn attract more customers and increase their spending with us. The number of products available on our platform amounted to over 3,000 SKUs as of December 31, 2023.

Our customers value quality consistency and competitive prices. Leveraging our insights in the chemical and plastic raw material markets, we are dedicated to offering products with the best value for money. Our large procurement volume as a result of our scale strengthens our business relationships and bargaining power with suppliers and brings us cost advantages and quality assurance.

Professional, timely and reliable fulfillment are critical for product procurements. We have contracted with third party logistic and storage service providers to offer a comprehensive fulfillment network that meets needs of our customers across China. We believe our end-to-end fulfillment capability will enhance customer experience and loyalty.

An advanced supply chain management platform powered by technology and data

Since our inception, we have invested in a proprietary software development team and built strong in-house software development capabilities. Our supply chain management platform is designed and developed to meet the procurement and logistics needs of chemical and plastic raw material buyers. Our system utilizes cloud servers and databases to enhance stability, and consists of dozens of different services deployed on different but inter-connected servers to enhance the reliability and efficiency of our system. Furthermore, we actively collect and analyze transaction data through our platform to develop insights and optimize our products and services. With the synergy created by these technologies in cloud computing and big data analysis, our capability to accumulate, store and process a massive amount of data allows us to operate our existing business efficiently and effectively, as well as provides us additional opportunities as we gain more insights into each transaction on our platform.

Visionary founders and an experienced management team

Our management team has a strong track record in the B2B chemical industry and chemical feedstock e-commerce. Their collective experience covers the key areas of expertise required for a fully integrated company that offers advanced services for chemical feedstock trading through online platforms, supply chain management and fulfillment services. Under the leadership of our management, Mr. Hui Xu, Mr. Bo Ren, and Mr. Jian Huang, our company has built a new business model and a strong market position in our industry. Each of them has more than 14 years of experience in industries such as chemicals, supply chain management, intellectual technologies, and finance and auditing.

Our Strategies

Our goal is to become the largest one stop plastic and chemical raw material supply chain management platform in China. In order to stay competitive, we will:

Continue to invest in technology and data to enhance our supply chain management platform.

We will continue to invest in technologies in areas such as user interface, mobile communication, data processing, and IT infrastructure to improve overall operational efficiency and experience for our customers. We will focus on the construction of our risk control models, which utilize user behavior data, transaction data, as well as third-party credit data, to better tailor transaction solutions for our customers, thereby enhancing their experience. We intend to deepen our data insights on trading of our products, primarily chemical and plastic raw materials, and translate them into new services, products and business opportunities.

Further optimize our one-stop solution.

We aim to provide superior trading experience for all participants in our ecosystem. We aim to increase and enhance cooperation with large suppliers by offering more streamlined integrated services. These include our integration of upstream and downstream supply chain resources, upgrading order management system, enhancing warehousing and customs clearance services, and introducing alternative order placement and fulfillment options. These will attract and motivate more small and medium-sized companies and large distributors to take advantage of our offering.

Accelerate the construction of our chemical and plastic raw materials plant in Henan Province, China.

We are in the process of constructing our factory for manufacturing of polystyrene in Henan Province, China. We will accelerate the construction of our factory to provide customers with better quality chemical products at competitive prices. In this way, when some chemical and plastic raw materials are in short supply, we can meet the needs of our customers as well as sell products at a higher margin.

Our Platform and Services

We provide our customers with comprehensive supply chain management services through our platform, leveraging a sophisticated enterprise-class multi-account architecture. Our platform can be accessed via official websites, mobile apps, and WeChat Mini-Programs. Our supply chain management platform encompasses a comprehensive suite of features, including the following:

Product Search. Our customers can access our platform via our website at www.ex-cp.com, mobile apps, and WeChat Mini-Program. Customers can browse and easily find products by product name, brand, type, SKU, price, amount, delivery date, and delivery method.

Marketing and Promotion Events. We display marketing, discounts, and promotion events on website home pages and banners, mobile apps, front page and inline announcements alongside product lists, to recommend products to customers.

Product Recommendation and Matching. Leveraging technology and deep industry insights, we are able to provide recommendations for the varying requirements of our customers and help them optimize their budgeting process, creating significant value for our customers in raw material procurement management. For example, we are able to automatically recommend alternatives from other brands or serve similar functions for every search on our websites.

Order Management. After putting products into the shopping cart, a customer can generate a purchase order with a single click on our platform, which can be used for their internal purchase approval.

Placing Orders and Payment. To place purchase orders, a customer will be directed to a page on website mobile apps, or WeChat Mini-Program to input the delivery address, choose the payment method, and provide invoices details and delivery dates. They can pay online or via bank transfer.

Delivery. To optimize order fulfillment efficiency and our inventory management, we flexibly adopt direct shipping from suppliers to customers. Our fulfillment service managers endeavor to deliver satisfactory delivery services to our customers for products shipped directly from suppliers. Customers can easily track the delivery status on our platform.

Real-time Support We provide real-time support through various channels such as online customer service, live chat support, and telephone hotlines. These avenues are readily available to address any questions or concerns customers may have during the purchasing process. Our real-time support team, comprised of a group of professional business assistants who possess experience and expertise in plastic and chemical products, provides product consultation, operational support, customer relations management, and issue resolution, enhancing our business efficiency and customer satisfaction. Additionally, we proactively address logistics queries, returns, and complaints, aiming to ensure a positive transaction experience from start to finish.

We also offer modular supply chain management services, including subscription models, to cater to the personalized needs of our customers. Through our platform, customers streamline operations, accumulate operational statistics, and enhance production management through informatization. Direct and automatic synchronization of inventory, purchase orders, pricing, and other chemical-related information significantly boosts operational efficiency. Customers retain full control over project management, gain transparency in inventory purchase plans, access real-time order status, complete online customs clearance, manage shipments and insurance, build customer relationships, and maintain control over account records.

Our Product Offerings

We offer a broad range of products, primarily chemical and plastic raw materials, covering over 3,000 SKUs across several chemical sectors on our platform as of December 31, 2023. We procured from over 968 and 685 suppliers in the fiscal years ended June 30, 2023 and 2022, respectively. We have a dedicated product team working on market study and the selection of SKUs on our platform.

Our products offerings consist of two categories of chemical and plastic raw materials and other products:

(1)	Basic chemicals: basic chemicals are mainly alcohols and aromatics chemical raw materials, mainly used in the production of fabrics, beverage packaging, coatings, resins and other downstream products.

(2)	Plastic particles: plastic particles are mainly polyolefin and chemical polymers, which can be used across the entire industry chain, including pipelines and pipes used in infrastructure projects, daily or food-grade packaging, agricultural membranes, national grid wires and cables, injection molding parts of new energy vehicles, photovoltaic power generation, medical devices, aerospace and other high-tech industries.

(3)	Other products: mainly include black metal and cotton. Black metal is primarily used in construction steel for concrete reinforcement and structural applications, manufacturing industry steel for automobiles, pipelines, machinery, and power equipment, and steel composite materials for aerospace and engineering applications requiring high strength, shear resistance, impact resistance, and lightweight. Cotton is one of the most important raw materials in the textile industry, used to make various clothing, bedding, curtains, and home decor, etc. as well as for ornaments and packaging materials.

We have been expanding our product offerings that meet our customers’ demands. Our vast product selection equips us to better meet our customers’ diverse demands with great value.

Our Revenue Model

We provide our customers with a one-stop procurement solution, for which our revenues are generated from sales of products that our customers purchase on our platform. We purchase products from suppliers, including manufacturers or distributors, and sell them directly to our customers. The value of our services is taken into account and reflected in the purchase price of products. We take ownership of the products sold, which requires us to effectively manage inventory levels. We will adjust inventory levels based on fluctuations in supply and prices or the seasonality and the popularity of a particular product. We determine the prices sold to our customers. We generate revenue from the difference between the procurement price and the sales price of products.

Pricing Policy

In China’s highly fragmented chemical raw material supply chain, small and medium-sized companies often lack the scale to obtain genuine chemical and plastic raw materials from well-known suppliers in a timely manner. Nor do they have bargaining power to negotiate competitive procurement terms and effectively manage the procurement process normally. Our platform provides the SMEs chemical product manufacturers with an effective way to obtain reliable, high-quality branded products. The economies of scale of our platform attract suppliers to offer more competitive prices and terms to the SMEs.

To attract and retain our customers, we offer competitive prices, with reasonable discounts, transparency, stability and value for money. To ensure the competitiveness of our prices, we constantly monitor and compare prices on our platform against prices on other platforms to direct our price setting. We have a dedicated pricing management team with specific personnel responsible for each product line. We hold price analysis and management meetings periodically to assess whether the prices offered by us or our suppliers are reasonable and competitive in the market.

Our Customers

Our customers are mainly domestic SME chemical and plastic raw material purchasers. Our downstream customers are from various industries, primarily including wrapping materials, heavy packaging film, wire and cable, electrical and electronic products, automotive components, construction and other industries. As of June 30, 2023 and 2022, we have an aggregate of 2,158 and 1,694 customers registered with us, respectively, and completed transactions with an aggregate of 1,303 and 824 customers during the fiscal years ended June 30, 2023 and 2022, respectively. Due to the short product life cycle, fast-changing product trends and continuous technological development in the plastics and chemical industries, our customers usually make frequent purchases and expect timely delivery. As of June 30, 2023 and June 30, 2022, our platform inventory lead time was approximately 3.1 days and 5.3 days, respectively, to meet customers’ purchasing and delivery needs. In addition, our platform provides a wide source of products, primarily chemical and plastic raw materials, an international price inquiry system, and one-stop order fulfillment, which converts the majority of our customers into returning customers.

With over twenty years of experience in the plastic and chemical raw material markets and a deep understanding of our customers’ needs, we have achieved high retention of customers through offering longer credit terms to our customers who may be short in liquidity and need extra time to pay us.

We have devised and implemented a systematic credit assessment and risk management system to analyze customers’ creditworthiness, minimize customers’ default risk and mitigate the impact of default. Specifically, our assessment and risk management capabilities enable us to efficiently select high-quality customers whose financial conditions and background meet our selection criteria.

To further evaluate and confirm the creditworthiness of our customers as well as to insure against the default risk of accounts payable for each of our customers, we have established an in-depth collaboration with PICC, who will review all relevant information of our customers and assign them an amount.

Our risk control team initiates specific credit insurance limit applications for customers within the PICC system. Following a credit assessment, PICC approves the credit limit, and we then assign the corresponding credit sales limit to the customer based on the approved amount.

We submit the accounts receivable related to each order to the PICC system, within 10 business days of the order. This submission includes details such as the contract number, contract amount, product name, delivery time, credit term, and anticipated payment date. If we become aware of a customer’s bankruptcy, insolvency, or if the accounts receivable remains unpaid for over one month after the due date, we will, within ten business days, submit notice of potential loss to PICC. Subsequently, PICC will promptly revoke the credit limit for customers associated with that order and initiate the claim process for that specific order.

Customer Service and Support

Pre-Transaction

Prior to any transaction, we offer a range of services to facilitate a seamless customer experience. This starts with user training for our website or application, ensuring customers are well-versed in using the platform for inquiries and registration. Furthermore, we provide comprehensive product information, user reviews, and FAQs to empower customers with the knowledge needed to make informed purchasing decisions. To bolster transaction security, we also offer secure payment options and privacy protection measures.

During the Transaction

Our commitment to customer satisfaction extends throughout the transaction. We provide real-time support through various channels such as online customer service, live chat support, and telephone hotlines. These avenues are readily available to address any questions or concerns customers may have during the purchasing process. To keep customers informed, we offer order tracking capabilities, allowing them to check the status of their orders at any time. Additionally, we proactively address logistics queries, returns, and complaints, ensuring a positive experience from start to finish.

Post-Transaction

Our dedication to customer satisfaction doesn’t end with the transaction. We continue to provide valuable services, including gathering customer feedback to enhance our products and services. Our after-sales services include addressing any post-transaction issues, including returns and exchanges. We also actively respond to customer comments and suggestions and maintain regular communication to cultivate long-term customer relationships.

Our Suppliers

Our suppliers mainly consist of domestic manufacturers and distributors. As of the date of this prospectus, our platform provides cumulative information on more than 3,000 plastic and chemical raw material products from approximately 80 brands around the world.

We entered into purchase agreements with our suppliers. In general, the agreements provide for the materials being purchased, including description of materials, quantity, quality specifications, and any applicable standards or certifications. The agreements also require original factory packaging with intact packaging bags without any damage. In addition, payment terms, specifying the payment methods and due dates, and delivery terms, such as the shipping method, delivery date, and delivery location, are outlined in the agreements.

Suppliers must register on our platform in order to publish product and price information. We select suppliers on the basis of their price, inventory level, product quality, fulfillment capability and service. They must be able to secure timely supply and fulfillment of authentic products and provide quality after-sales customer services. We perform background checks on our suppliers and quality control on the products they provide before we enter into any agreement with them. We require all suppliers under our marketplace model to follow our strict standards for product authenticity and service reliability. We closely monitor their performance, price, and activities on our platform and implement punitive measures including but not limited to fines and termination of business cooperation for their misbehavior.

In addition to helping customers purchase a large number of products, we also provide complimentary services to suppliers through our integrated online platform. We promote their new products and technologies through notices on our online platform as well as through our on-site promotions at exhibitions. Our fulfillment solutions also complement their after-sales services and reduce after-sales costs.

For the fiscal year ended June 30, 2023 and June 30, 2022, we made purchases from a total of approximately 485 and 414  suppliers, respectively, all of which were from mainland China of PRC.  For the fiscal year ended June 30, 2023 and 2022, there were three and three suppliers, respectively, accounting for more than 10% of the Company’s total purchases.

Quality Control

We believe that product quality is essential for maintaining our competitive position, as reliable and quality products foster customer satisfaction and confidence in our brand name, which in turn enhances brand loyalty and our reputation.

We therefore maintain rigorous quality control procedures. We perform quality inspections following our quality inspection manual and inspection procedure protocol upon receipt of products. We expect suppliers to comply with laws and regulations and our quality standards. For defective products, we will return or exchange them following our procurement return and exchange procedure protocol. Suppliers will be subject to penalties or be asked to end their operations on our platform if they violate our quality standards, for example, by selling counterfeit products.

Sales

Our sales team usually consists of sales managers and sales representatives. Each person has their own unique responsibility to ensure the successful completion of the sales task. Our sales managers are equipped with professional industry knowledge and sales skills, and familiarize themselves with specifics related to the products sold on our platform. Over 50% of our sales managers have worked in the plastics and chemical industries for over 3 years. Over 10% of our sales managers have more than 8 years of experience. We focus on the development of our sales team, which has continued to expand from 40 as of June 2022 to nearly 50 members as of December 2023. We plan to continue to grow our sales forces in 2024 to support our business expansion.

In order to increase sales and market share, we regularly participate in various industry exhibitions and so on. These activities are handled by our sales team. The sales team also needs to help the company develop a more effective marketing strategy by deeply understanding the market needs and competitive environment.

Marketing and Promotion Activities

We believe that the most effective form of marketing is to continually enhance our customer experience, as customer satisfaction engenders word-of-mouth referrals and repeat purchases. We hold marketing activities and place advertisements through online and offline channels.

Our online promotion activities include the following:

●	TikTok Platform: By posting videos related to our products on TikTok, we aim to capture the attention of potential customers. These videos showcase our products, tutorials for our platform, industry updates, and enhance user interest and engagement through both visual and auditory appeal.

●	WeChat Official Account: We maintain regular communication with customers by publishing articles, news, and promotional information, through our WeChat official account. This helps us build long-term relationships with customers, provide valuable information, and enhance customer loyalty.

Our offline promotion activities include the following：

●	Trade fairs and conferences: we participate in trade fairs, such as Chinaplas, to showcase our products and services, and engage with potential customers and partners. We organize specialized seminars and workshops, tailored to the plastics and chemical industries, to share industry trends and technical knowledge, attracting targeted audiences to learn more about our company and products and services.

●	Collaboration with industry associations: We join industry associations such as the WSU Alliance and participate in regional conferences and forums, allowing us to network with industry professionals. In addition, we collaborate with industry media, including short video content and WeChat accounts, press releases, interviews, and advertisements, enhancing our brand exposure.

●	Customer meetings: We conduct regular customer meetings at our headquarters, serving as a platform to share the latest product information, industry trends, and solutions, strengthening our relationships with customers.

Material Contracts

Agreement with Taiqian Government

In April 2022, Net Plastic Technology entered into an Agreement on 600,000 Tons of Polystyrene and Solid Plasticization Storage Project with the Taiqian Government, supplemented on November 15, 2022, for a construction project involving a manufacturing factory for polystyrene with an annual capacity of 600,000 tons, solid plasticization storage facilities with a capacity of at least 50,000 square meters, and supporting infrastructure including a 500-meter railway special line. Pursuant to this agreement, Net Plastic Technology should promptly raise funds to ensure the availability of registered capital and project construction funds and should ensure that the fixed asset investment in the project exceeds RMB 1 billion  after the completion of all construction. Net Plastic Technology should also commence and complete the project constructions in accordance with the agreed timeline and acceptance criteria. The timeline includes commencing construction within 30 days from the date when the conditions for project commencement are met. The construction of the polystyrene manufacturing factory should be completed within 24 months, with possible extensions due to objective factors such as epidemics, environmental protection, or flood seasons. The construction of the 50,000 square meter solid plasticization storage facilities should also be completed within 24 months, and any additional scope required determined separately based on operational performance should be completed within 30 months.  Accordingly, Taiqian Government agreed to provide the services or capabilities for the construction and production of the project, including water supply, electricity, steam heating, natural gas, roads, sewage and stormwater diversion, communication, and land leveling. In addition, Taiqian Government agreed to offer a range of incentives, such as a subsidy of the land transfer fee paid, a local tax return incentive, and a talent subsidy, contingent upon meeting the relevant requirements.

Land Use Rights Transfer Agreement with Taiqian County Natural Resources Bureau

On December 26, 2022, Net Plastic Technology entered into the State-owned Construction Land Use Rights Transfer Agreement with the Taiqian County Natural Resources Bureau, pursuant to which Taiqian County Natural Resources Bureau agreed to transfer to Net Plastic Technology by December 30, 2022 the land use right for a period of 50 years, for a land located in Taiqian county, with an area of approximately 170,000 square meters, for construction purpose. In exchange, Net Plastic Technology agreed to pay approximately RMB 44.55 million as consideration, which were fully paid as of the date of this prospectus and to invest in at least RMB 595 million capital expenditures for the construction project on the land. In addition, Net Plastic Technology has agreed to commence construction on the land before January 29, 2023, and complete before January 28, 2025.

Line of Credit Agreement with Ningbo Yuyao Rural Commercial Bank

On January 18, 2024,    Net Plastic Technology entered into a maximum line of credit agreement with Ningbo Yuyao Rural Commercial Bank, under which Net Plastic Technology may draw down up to RMB 50,000,000 (approximately $6.95  million), at an annual interest rate of China loan prime rate plus 1.55% , by January 14, 2025. As of the date of the prospectus, an aggregate of RMB 6.9 million has been drawn down   .

Competition

We face competition from a variety of players in the industry, including Xiangyu Group, Dawn Group, Shanghai Sumi Information Technology Co., Ltd., and Juxitang. We provide an efficient and price competitive one-stop procurement solution, along with intelligent services, effective fulfillment services, broad product offerings, and sales and service representatives with deep industry insights. For the overview of our market landscape, see “Industry— Overview of Plastics and Chemical Industries and Overview of Supply Chain Management Industry.”

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have similar or greater market presence, name recognition, and financial, marketing, technological, and other resources. See “Risk Factors — If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.” and “Risk Factors — We may fail to compete effectively in the supply chain management industry” for more details.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we maintain insurance to cover our account receivables for several subsidiaries in China, with coverage up to a maximum of RMB 1 billion annually and a coverage ratio of 90%, subject to the coverage limit of 40 times the insurance fee paid (minimum threshold of insurance fee: RMB 0.6 million). The account receivable insurance protects us from potential risks arising from our account receivables such as non-payment, insolvency, or default. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be sufficient for our business operations in China.

IT Operations

We maintain a dedicated IT operations team, who are responsible for providing software operational support and conducting data management and analysis for our supply chain management service platform. As of the date of this prospectus, our IT operations team consisted of 13 full-time personnel, accounting for approximately 12% of our total headcounts. For the fiscal years ended June 30, 2023 and 2022, we spent approximately $251,000 and $172,000 on our IT operations personnel, respectively.

Data Privacy and Security

We are dedicated to safeguarding the information and privacy of both our customers and suppliers. Our platform adheres to a stringent policy governing the collection, processing, and usage of data. We only gather information relevant to the services we provide, with the users’ prior consent.

To ensure the confidentiality and integrity of our data, we enforce a comprehensive and rigorous data security program. Our measures include anonymization and encryption of confidential information, employing advanced technology to ensure secure processing, transmission, and usage of data. Access to classified data is restricted to a select group of employees with authorized access, following strict internal protocols.

Our commitment to data integrity extends to real-time backups for core data and daily backups for other data. These backups are stored in separate, secure systems to minimize the risk of data loss.

Intellectual Property Rights

Our intellectual property is important to our business. We rely on our trademarks, copyrights, domain names, know-how, trade secrets, confidentiality procedures and contractual terms to protect our intellectual property rights.

As of the date of this prospectus, we owned 11 registered trademarks and 22 registered software copyrights in China. We also owned one domain name, ex-cp.com.

Facilities

Our headquarters and executive offices are located in Shanghai, China and consist of an aggregate of approximately 563 square meters of office spaces. In addition to our headquarters in Shanghai, we lease offices in Guangzhou, Anhui, Henan and Qingdao cities in China, consisting of an aggregate of approximately 2061 square meters of office. Rent expenses amounted to approximately $124,799 and $195,343 for the fiscal years ended June 30, 2023 and 2022, respectively.

We own commercial spaces, with an aggregate of approximately 1,920 square meters, in Zhejiang Province, China, which are being leased to local tenants. We also own two office spaces, with an aggregate of approximately 1,770 square meters, in Zhejiang Province, China, one of which served as the office of Henan Net Plastic New Material Technology Co., Ltd, and the other is leased to a third party.

We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

The following is a list of our leased spaces as of the date of this prospectus:

Address	Space (m2)	Term	Primary Use
Room 1002, Building 2, Jindi Apartment, 87 Haier Road, Laoshan District, Qingdao City, Shandong Province, China	340	November 7, 2022 to November 6, 2025	Office
703-2, No.9 Huaqiang Road, Tianhe District, Guangzhou City, Guangdong Province, China	238.19	June 22, 2023 to June 21, 2025	Office
Ziyun Villa Commercial Office Building 01 and 05, Commercial Building 02-04, Commercial Building 06 Unit l -703, No.248, Yinghuai Road, Binhu District Hefei City, Anhui Province	130	July 10, 2023 to July 9, 2025	Office
Unit A, 7th Floor, Building C, BenQ Business Plaza, No. 207 Songhong Road, Changning District, Shanghai(1)	563.57	October 1, 2021 to September 30, 2024	Office
6/F, No.50 Fengtai Avenue, Industrial Clustering Zone, Taiqian County, Puyang City, Henan Province, China(2)	1,353	*	Office
Floor 1, Building 2, Minsheng Jiayuan, Taiqian County, Puyang City, Henan Province(2)	57.53	*	Employee Dormitory
Floor 9, 10, 11, Building 3, Minsheng Jiayuan, Taiqian County, Puyang City, Henan Province(2)	2,442	*	Employee Dormitory

(1)	The use of such property is provided to us free of charge by Zhongguang Yiyun Supply Chain Group Co., Ltd. (“Yiyun Group”), a company directly controlled by Mr. Chenhan Xu, the son of Mr. Hui Xu, our director and Chief Executive Officer.
(2)	The use of such properties is provided to us free of charge in accordance with the investment promotion policies of the Puyang city government.

We are in the process of constructing our manufacturing facilities for polystyrene, located on a parcel of land of approximately 170,000 square meters in Taiqian County, Henan Province, China. As of the date of this prospectus, we have completed most of the main structural work for the facilities and the on-site fabrication of large-scale equipment. We expect to finish construction and installment of production lines and commence production in the second half of 2024.

Employees

As of June 30, 2023, 2022 and 2021, we had 108, 96, and 85 full-time employees, respectively. The following table sets forth the number of our employees by function as of June 30, 2023.

Function	Number	Percentage of Total
IT Operations	20	18%
Sales and Marketing	45	42%
Technical and Customer Service	5	5%
General and Administrative	34	31%
Risk Control	4	4%
Total	108	100%

We have signed labor contracts and confidentiality agreements with all of our employees. In accordance with the requirements of Chinese laws and regulations, we participate in various social security plans organized by provincial and municipal governments, including endowment insurance, medical insurance, unemployment insurance, maternity insurance, work-related injury insurance and housing provident fund. Under PRC law, we are required to contribute a specified percentage of our employees’ salaries, bonuses and certain allowances to the employee social security scheme up to the maximum amount prescribed by the local government from time to time.

We believe that we maintain a good working relationship with our employees and we have not experienced any labor disputes. None of our employees are represented by a union or covered by a collective bargaining agreement.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims in the normal course of our business. We are not currently involved in any legal proceedings that management believes are adverse to us and that would have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of the outcome, litigation will adversely affect us due to the cost of defense and settlement, the diversion of administrative resources, and other factors.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended on December 29, 2023 and will take effect on July 1, 2024, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, on December 27, 2021 and took effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, promulgated by the MOFCOM on October 26, 2022 and took effect on January 1, 2023.  Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. The plastics and chemical industries are not on the Negative List and therefore we are not subject to any restriction or limitation on foreign ownership.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Not Plastic Industry Holding (Jiangsu) Development Co. Ltd., our wholly foreign owned subsidiary, as a foreign invested entity, and Texxon HK, as a foreign investor, are required to comply with the information reporting requirements under the Foreign Investment Law the Implementing Rules and the Information Reporting Measures for Foreign Investment and are in full compliance.

Regulations on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations

Regulations on the Safety Management of Hazardous Chemicals

In accordance with Regulations on the Safety Management of Hazardous Chemicals, promulgated by the State Council on January 26, 2002, and recently revised on December 7, 2013, enterprises engaged in production, storage, usage, operation and transportation of hazardous chemicals are required to meet the safety conditions set out by relevant laws, administrative regulations, national standards and industrial standards and obtain relevant permits. For example, enterprises shall obtain an operation license for hazardous chemicals before engaging in operations related to hazardous chemicals. A hazardous chemical operation enterprise may not purchase hazardous chemicals from any enterprise which is unlawfully engaged in the production or business operations of hazardous chemicals, or operate hazardous chemicals without the chemical safety technical instructions or chemical safety labels. And in the process of selling highly toxic chemicals or hazardous chemicals which can be used to produce explosives, a hazardous chemical operation enterprise shall check the purchasers’ permits or evidentiary materials required under the regulation. It is prohibited to sell highly toxic chemicals or hazardous chemicals which can be used to produce explosives to the enterprise that do not have the required permits or certificates. Those who have a permit to purchase highly toxic chemicals shall, when purchasing highly toxic chemicals, stick to the category and quantity of highly toxic chemicals as indicated in the permit.

Regulations on the Operation Permit of Hazardous Chemicals

According to the Administrative Measures of the Operation Permit of Hazardous Chemicals issued by the State Administration of Work Safety (now known as the Ministry of Emergency Management), or the MOEM, on July 17, 2012, and amended on May 27, 2015, an enterprise engaged in the business operation of hazardous chemicals shall obtain a permit for the business operation of hazardous chemicals (hereinafter referred to as the “operation permit”). Without an operation permit, no enterprise or individual may engage in the business operation of hazardous chemicals. To obtain an operation permit, the hazardous chemical operation enterprises should meet all the statutory requirements on business premises, staff training, regulatory system, rescue equipment and other aspects. When an enterprise that has obtained an operation permit modifies the enterprise name, principal person in charge, registered address or hazardous chemical storage facilities and monitoring measures, it shall, within 20 workdays from the date of modification, file a written application for modification with the permit-issuing agency and submit the relevant documents and materials.

Regulations Relating to Environmental Protection

On December 24, 2021, the SCNPC adopted the Noise Pollution Prevention and Control Law of the PRC which came into force on June 5, 2022. The construction units shall include the expenses for noise pollution prevention and control in the project cost according to the applicable provisions, and specify the responsibility of the contractor for noise pollution prevention and control in the construction contract. The contractor shall make the plan for noise pollution prevention and control according to the applicable provisions, and take effective measures to reduce vibration and noise. The construction units shall supervise the contractor’s implementation of such plan. Priority shall be given to the use of low-noise construction processes and equipment for the construction operations in areas where noise-sensitive buildings are concentrated.

According to the Prevention and Control of Environment Pollution Caused by Solid Wastes of the PRC, adopted by the SCNPC on April 29, 2020 and came into force on September 1, 2020, a project construction contractor shall prepare a construction waste treatment plan, take pollution prevention and control measures, and make a filing with the environmental health department of the local people’s government at or above the county level. A project construction contractor shall promptly remove and transport construction wastes and other solid wastes produced during the construction of the project and utilize or treat them as required by the environmental health department. A project construction contractor shall not dump, litter or stack construction wastes produced in the process of project construction without authorization.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on June 4 ,1991, and amended on December 20, 2001, January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which took effect on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN”. The China Internet Network Information Center, or the CNNIC, issued and implemented a Series of Provisions of the Implementing Rules for the Registration of National Top-level Domain Names on June 18, 2019, pursuant to which, the Implementation Rules for Registration of National Top-level Domain Names stipulates the specific rules for domain name registration; the Dispute Resolution for National Top-level Domain Names and the Procedural Rules for Dispute Resolution for National Top-level Domain Names stipulate that domain name disputes shall be accepted and resolved by the dispute resolution service organizations as accredited by CNNIC.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996, which took effect on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, or the PBOC, on June 20, 1996 and took effect on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 11, 2013, which took effect on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Private Lending

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Provisions on Private Lending Cases, which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and December 29, 2020, respectively, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into. The Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations.

Regulations Relating to Taxation

Income Tax

According to the EIT Law, which was promulgated on March 16, 2007, took effect as from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017 and was amended on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law, effective January 1, 2008, reduced the rate from 20% to 10%. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not enjoy the concessions under the Double Tax Avoidance Arrangement.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 took effect on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, took effect on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and relevant management in charge or other directly responsible personnel may be fined from RMB1,000 to RMB10,000 for the non-compliance. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it may be subject to a fine ranging from RMB10,000 or RMB50,000 and an application may be made to a local court for compulsory enforcement. As of the date of this prospectus, our PRC subsidiaries provide social security insurance including pension, medical insurance (including maternity insurance), unemployment insurance and on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. However, we did not make adequate contributions to such social security insurance plans. As such, our PRC subsidiaries may be subject to late fees and fines in relation to the underpaid employee benefits which may adversely affect our business, operating results and cash flows.

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Risk Factors—Risks Related to Our Business and Industry — Failure to make adequate contributions to certain employee benefit plans as required by PRC regulations may subject us to penalties.”

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which took effect on July 1, 2013. Pursuant to the amended Labor Contract Law, the dispatched workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched workers so that they do not exceed certain percentage of total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Labor Dispatch Interim Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which took effect on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. Any labor dispatching entity or employer in violation of the Labor Dispatch Interim Provisions shall be ordered by the labor administrative authorities to rectify the noncompliance within a prescribed time limit; and if such entity or employer fails to do so within the prescribed time limit, it may be subject to a fine from RMB5,000 to RMB10,000 for each noncompliance dispatched worker, and the labor dispatching entity is subject to revocation of its license for engaging in the labor dispatch business. Where the employer causes any damage to the dispatched worker, the labor dispatch entity and the employer shall assume joint and several liabilities.

Pursuant to the PRC Civil Code, which was promulgated by the National People’s Congress on May 28, 2020 and took effect on January 1, 2021, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use dispatched labor shall bear tortious liability for any injury or damage caused to other people by dispatched personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

Regulations Relating to Ownership of Companies Limited by Shares

Pursuant to the Company Law of the PRC, directors, supervisors and senior management members of a company limited by shares are required to report their shareholding in the company and changes in such shareholding to the company; and shall not transfer more than 25% of their shareholding in the company during their term of service or transfer their shares within one year from the date on which the shares of the company are listed on a stock exchange. The directors, supervisors and senior management members are also prohibited from transferring their shares of the company within half a year after termination of their services.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (ii) at the time of the acquisition of 1% equity interests of Net Plastic Technology by MR LI Hong Kong Limited, which was ultimately owned by an unrelated foreign individual and the acquisition was not an acquisition of a PRC domestic enterprise by an offshore special purpose vehicle defined under the M&A Rules; the interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining such CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which took effect 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which took effect on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. See “Risk Factors—Risks Relating to Doing Business in China—Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ordinary shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China.”

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”), effective March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) PRC domestic companies, directly and (ii) indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key plastic chemical raw materials of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

MANAGEMENT

Directors, Director Nominees and Executive Officers

The following table sets forth information regarding our executive officers, directors and director nominees as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 7A, Block C, 207 Songhong Road, Changning District, Shanghai, China, 200335.

Name	Age	Position with our Company
Hui Xu	53	Chairman of the Board of Directors and Chief Executive Officer
Bo Ren	36	Chief Financial Officer and Director
Jian Huang	41	Chief Technology Officer
Lei Qin	37	Director Nominee
Kang Zhou	47	Director Nominee
Huiliang Zhang	61	Director Nominee

Hui Xu has served as our Chief Executive Officer and Chairman of the board of directors since March 2024. Mr. Xu has also served as the Chairman of the board of directors of Net Plastic Technology since 2020. In June 2020, he founded Zhongguang Yiyun Supply Chain Management Co., Ltd., a supply chain management service platform for industrial raw materials and has served as its General Manager since then. Mr. Xu also founded Shanghai Qinhui Information Technology Co., Ltd., a company focusing on researching and operating quantitative trading software and trading strategy models for commodity futures, in 2011 and has served as its General Manager since then. In January 2003, he co-founded Jiangsu Jiasheng Enterprise Group, a chemical manufacturing company and served as Deputy General Manager of the company from January 2003 to November 2007. Prior to that, from January 1995 to December 2002, Mr. Xu was employed by Sinochem Pudong Trading Co., Ltd., a chemical trading company, as the manager of Import Department, and was transferred to the second division of chemical products of Sinochem International Co., Ltd., a chemical trading company, as the General Manager. From August 1992 to December 1994, he was employed by the First Law Firm of Jiangxi Province as a trainee lawyer. Mr. Xu graduated with a Bachelor of Law degree from Nankai University in 1994.

Bo Ren has served as our Chief Financial Officer since March 2024. Mr. Ren also served as the Deputy General Manager and Chief Financial Officer of Net Plastic Technology since 2023 and served as Deputy General Manager of Finance and in other roles from June 2019 to October 2023. Mr. Ren served as a fund manager at Wuniu Equity Investment Management Co., Ltd., an equity investment company, from August 2018 to 2019. Prior to that, from June 2016 to July 2018, he was employed by Tian’an Baiying Insurance Sales Co., Ltd., a property insurance company, as a fund manager and participated in the establishment of the company’s financial sharing center and information system. From August 2010 to May 2016, Mr. Ren was employed by Shanghai Branch of China Life Insurance Co., Ltd., one of the largest life insurance companies in China, mainly responsible for financial accounting and tax affairs. Mr. Ren graduated from the Northeast Forestry University with a Bachelor’s degree in accounting in July 2010.

Jian Huang has served as our Chief Technology Officer since March 2024. Mr. Huang also served as the Chief Technology Officer of Net Plastic Technology since November 2021. From April 2020 to November 2021, he served as the Technical Director of the technology research and development department of Shanghai Yueshang Information Technology Co., Ltd., a commercial real estate information solution company. From April 2016 to March 2020, he was employed by Baisuo Qianxun (Shanghai) E-commerce Co., Ltd., a company providing a platform for bulk commodity supply chain service and served as the Chief Architect of the company’s technology department, overseeing the designs and implements of the technical architecture. From August 2012 to April 2016, Mr. Huang was employed by Shanghai Baishengtong Information Technology Co., Ltd., a mobile credit payment company and served as the System Architect of the company’s technology department, responsible for designing and implementing the technical structure of the company’s products; From January 2009 to July 2012, he worked as a senior software manager at the operation management center of Shanghai Baolong Group, a real estate development company. From January 2005 to November 2009, he was the development manager of the System Analysis Department of Shanghai Jilian New Software Co., Ltd., a logistics software development company. Mr. Huang graduated from the Computer Science program at Huaqiao University in 2005 and also obtained a bachelor’s degree in information management from Northeast Normal University in 2012.

Lei Qin will serve as our director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Qin has served as the Senior Finance Manager of TUHU Car Inc (HKG: 9690), an integrated online and offline platform for automotive services, since September 2019. From July 2017 to July 2019, Mr. Qin served as Department Head of the Audit Department at Shanghai Haizhixin Houde Accounting Firm. Prior to that, he worked at Deloitte Shanghai office as Audit Manager from September 2014 to June 2017 and as Audit Assistant and Audit Senior Assistant from July 2018 to September 2014. Mr. Qin graduated from Shanghai University of International Business and Economics with a bachelor’s degree in accounting in 2008.

Kang Zhou will serve as our director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Zhou has served as the Chief Executive Officer of Igvault HK Limited, an e-commerce company, since October 2021. From August 2011 to October 2021, he served as Vice President at Shenzhen Meilian International Education Co. Ltd., a foreign language education company. Prior to that, Mr. Zhang worked as the Director of Strategic Operation at Hucais Printing Co., Ltd., a printing company, from September 2024 to August 2011. Mr. Zhou graduated from Jiangsu University majoring in international accounting in 1997. Mr. Zhou holds an EMBA degree from China Europe International Business School.

Huiliang Zhang will serve as our director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Zhang worked as a member of the board of directors and General Manager at Jiangxi Ganneng Co., Ltd., an energy company providing electric and other energy-related products and services listed on the Shenzhen Stock Exchange, from 1997 to 2018. Mr. Zhang has extensive experience in the energy industry and led the initial public offering of Jiangxi Ganneng Co., Ltd. on the Shenzhen Stock Exchange. Mr. Zhang graduated from the School of Geodesy and Geomatics at Wuhan University with a bachelor’s degree and obtained a master of laws degree from Macau University of Science and Technology.

Board of Directors and Committees

Upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of five directors, including two executive directors and three independent directors. We will also establish an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

Lei Qin, Kang Zhou and Huiliang Zhang will serve as members of our Audit Committee with Lei Qin serving as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors have determined that Lei Qin possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

●	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Lei Qin, Kang Zhou and Huiliang Zhang will serve as members of our Compensation Committee with Huiliang Zhang serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Lei Qin, Kang Zhou and Huiliang Zhang will serve as members of our Nominating and Corporate Governance Committee, with Kang Zhou serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Code of Ethics

Upon effectiveness of our registration statement on Form F-1, of which this prospectus is a part, we will adopt a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	duty not to improperly fetter the exercise of future discretion;

(iv)	duty to exercise powers fairly as between different classes of shareholders;

(v)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)	duty to exercise independent judgment.

Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the aforementioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors.

 Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of two years and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the memorandum and articles of association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: (1) a cash payment of three months of base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of the Executive’s annual bonus for the fiscal year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under our health plans for three months following the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer, if any.

The executive officer may terminate his or her employment at any time with 30 days’ advance written notice if there is a material reduction in his or her authority, duties and responsibilities, without his or her consent, or a material reduction in his or her annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his or her annual salary in effect immediately prior to the termination, or his or her then current annual salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of the Executive’s annual bonus for the fiscal year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for three months following the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer, if any. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him or her in connection with claims made by reason of him or her being an officer of our company.

In March 2024, Hui Xu entered into an employment agreement with us. Pursuant to the employment agreement, Mr. Xu serves as our Chief Executive Officer from March 21, 2024 to March 20, 2026. Mr. Xu is entitled to a fixed base salary in the amount of $500 per year. Mr. Xu is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors. Mr. Xu also entered into a labor contract with one of our subsidiaries, Net Plastic Technology, in May 2021. Pursuant to the labor contract, Mr. Xu serves as Chief Executive Officer of Net Plastic Technology from May 1, 2021 to April 30, 2024. Mr. Xu is entitled to a fixed salary in the amount of RMB 36,000 per month. Mr. Xu is also entitled to participate in any benefit plans required by the PRC laws.

In March 2024, Bo Ren entered into an employment agreement with us. Pursuant to the employment agreement, Mr. Ren serves as our Chief Financial Officer from March 21, 2024 to March 20, 2026. Mr. Ren is entitled to a fixed base salary in the amount of $500 per year. Mr. Ren is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors. Mr. Ren also entered into a labor contract with one of our subsidiaries, Net Plastic Technology, in July 2021. Pursuant to the labor contract, Mr. Ren serves as Chief Financial Officer of Net Plastic Technology from July 1, 2021 to June 30, 2024. Mr. Ren is entitled to a fixed salary in the amount of RMB 24,000 per month. Mr. Ren is also entitled to participate in any benefit plans required by the PRC laws.

In March 2024, Jian Huang entered into an employment agreement with us. Pursuant to the employment agreement, Mr. Huang serves as our Chief Financial Officer from March 21, 2024 to March 20, 2026. Mr. Huang is entitled to a fixed base salary in the amount of $500 per year. Mr. Huang is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors. Mr. Huang also entered into a labor contract with one of our subsidiaries, Net Plastic Technology, in November 2021. Pursuant to the labor contract, Mr. Huang serves as Chief Technology Officer of Net Plastic Technology from November 1, 2021 to October 31, 2024. Mr. Huang is entitled to a fixed salary in the amount of RMB 45,000 per month. Mr. Huang is also entitled to participate in any benefit plans required by the PRC laws.

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2023, our executive officers have received an aggregate of approximately RMB1,260,000 from our subsidiaries. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. As of the date of this prospectus, we are in compliance with all relevant laws and regulations regarding such benefits.

For the fiscal year ended June 30, 2023, no members of our board of directors received compensation in their capacity as directors. Historically, we have not paid our directors. None of the directors are entitled to receive any compensation or benefits upon termination of their directorship with the Company except for those compensation that they have already earned for services so rendered. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, director nominees and 5% or greater beneficial owners of ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, we had 20,000,000 ordinary shares outstanding that were held by record holders in the United States. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Prior to Offering		After Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(2)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(3)
5% or Greater Shareholders
EXCP QQG Holding Limited(4)	5,963,545	29.82%	5,963,545	[●]	%
EXCP WW Holding Limited(5)	5,837,887	29.19%	5,837,887	[●]	%
EXCP XCH Holding Limited(6)	3,370,547	16.85%	3,370,547
EXCP HJ Holding Limited(7)	2,686,197	13.43%	2,686,197
Executive Officers, Directors and Director Nominees
Hui Xu(8)	6,656,667	33.28%	6,656,667	[●]	%
Jian Huang(7)	2,686,197	13.43%	2,686,197	[●]	%
Bo Ren	—	—	—	—
Lei Qin	—	—	—	—
Kang Zhou	—	—	—	—
Huiliang Zhang	—	—	—	—
All directors, director nominees and executive officers as a group (six individuals)	9,342,864	46.71%	9,342,864	[●]	%

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is 7A, Block C, 207 Songhong Road, Changning District, Shanghai, China, 200335.

(2)	Based on 20,000,000 ordinary shares issued and outstanding as of the date of this prospectus.

(3)	Based on [●] shares issued and outstanding immediately after the offering assuming no exercise of the underwriters’ over-allotment option.

(4)	Mr. Qiangang Qiu is the sole shareholder and director of EXCP QQG Holding Limited, a BVI corporation, and exercises voting and dispositive power over the securities held by EXCP QQG Holding Limited. The address of EXCP QQG Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(5)	Ms. Wei Wang is the sole shareholder and director of EXCP WW Holding Limited, a BVI corporation, and exercises voting and dispositive power over the securities held by EXCP WW Holding Limited. The address of EXCP WW Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Ms. Wang is the spouse of Mr. Hui Xu, our director and Chief Executive Officer, and accordingly each of them is deemed to have beneficial ownership of the shares held by each other, unless any of them disclaims beneficial ownership of those shares.

(6)	Mr. Chenhan Xu is the sole shareholder and director of EXCP XCH Holding Limited, a BVI corporation, and exercises voting and dispositive power over the securities held by EXCP XCH Holding Limited. The address of EXCP XCH Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7)	Mr. Jian Huang, our Chief Technology Officer, is the sole shareholder and director of EXCP HJ Holding Limited, a BVI corporation, and exercises voting and dispositive power over the securities held by EXCP HJ Holding Limited. The address of EXCP HJ Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(8)	Mr. Hui Xu, our director and Chief Executive Officer, is the sole shareholder and director of EXCP XH Holding Limited, a BVI corporation, and exercises voting and dispositive power over the securities held by EXCP XH Holding Limited. The address of EXCP XH Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Mr. Hui Xu is the spouse of Ms. Wei Wang, and accordingly each of them is deemed to have beneficial ownership of the shares held by each other, unless any of them disclaims beneficial ownership of those shares. Mr. Hui Xu disclaims beneficial ownership of the shares held by Mr. Chenhan Xu, who is the son of Mr. Hui Xu.

RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus.

Transactions with Related Parties

During the fiscal year ended June 30, 2023, we sold products in the aggregate amount of $2,647,129 to Zhejiang Xinju Baisuo Supply Chain Management Co., Ltd, (“Zhejiang Xinju”), a company majority owned by Hui Xu.

During the fiscal year ended June 30, 2023, we purchased products in the aggregate of $7,569,836 from Zhejiang Xinju. During the fiscal year ended June 30, 2022, we purchased products in the aggregate of $2,909,275 from Zhejiang Baisuo Qianxun Supply Chain Management Co., Ltd (“Baisuo SCM”), a company majority owned by Hui Xu.

Loans to Related Party

As of June 30, 2023, 2022 and 2021, the Company had outstanding working capital loan to Yiyun Group, which is majority owned by Chenhan Xu, a former shareholder of Net Plastic Technology and a shareholder of the Company, in the aggregate amounts of $22,361,363, $11,206,732 and nil, respectively. The loans were due on demand and with borne interest rates ranging from 3.65% to 3.85%. The Company recognized interest income of $592,581, $272,083 and nil on the loan to Yiyun Group for the fiscal year ended June 30, 2023 and 2022, respectively. The Company received full repayment of these loans of $22,361,363 from Yiyun Group as of December 31, 2023. The largest amount outstanding were $24,752,421, $20,970,748 and nil during the years ended June 30, 2023, 2022, and 2021, respectively.

As of June 30, 2021, the Company had outstanding advances for working capital purpose in the aggregate amount of $365,270 from Yiyun Group. The advances were due on demand and interest free. The Company had repaid all the advances of $365,270 during the fiscal year ended Jue 30, 2022. The largest amount outstanding were nil, and $365,270 during the year ended June 30, 2023, 2022, respectively.

As of June 30, 2021, the Company had outstanding working capital loan to in Baisuo Qianxun (Shanghai) Supply Chain Management Co., Ltd (“Baisuo Qianxun SH”), which is majority owned by Hui Xu, in the aggregate amounts of $2,693,368. The loan was due on demand and interest free. The Company received full repayment of $2,693,368 from Baisuo Qianxun SH during the fiscal year ended June 30, 2022. The largest amount outstanding were nil and $2,693,368 during the years ended June 30, 2023 and 2022, respectively.

Due to Related Party

As of June 30, 2023, 2022 and 2021, the Company had outstanding advances for working capital purpose in the aggregate amount of $175,347, $79,721 and nil, respectively, from Shanghai Zhongguang Yiyun Supply Chain Management Co., Ltd., a company majority owned by Chenhan Xu. The advances were due on demand and interest free.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below.

We intend to adopt an amended and restated memorandum and articles of association (which we refer to as the “Articles” below) immediately prior to the completion of this offering and will replace our current memorandum and articles of association in its entirety.

Upon adoption of the Articles, our authorized share capital will consist of [●] ordinary shares, par value US$0.0001 per share, and [●] preference shares, par value US$[●] per share. As of the date of this prospectus, 20,000,000 ordinary shares were issued and outstanding.

We were incorporated as an exempted company with limited liability under the Companies Act on January 19, 2022. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

The following are summaries of material provisions of our proposed Articles and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective immediately prior to the completion of this offering.

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. In addition, our shareholders may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders, but no dividend may exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either our profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date which the distribution or dividend is paid.

Voting Rights. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of our ordinary shares shall, at all times, vote together as a single class on all matters submitted to a vote of our shareholders at any such general meeting, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll which shall be taken at such time and in such manner as the chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the meeting.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a simple majority of the votes of the ordinary shares which are cast by those of our shareholders who attend and vote at a general meeting of the company; and (ii) a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares which are cast by those of our shareholders who attend and vote at a general meeting of the company.

Under Cayman Islands law, some important matters, such as amending the memorandum and articles of association, changing the name, a reduction of share capital and the winding up of the company, require the approval of shareholders by a special resolution.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Articles on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares of our company. In addition, there are no provisions in our Articles that require our company to disclose shareholder ownership above any particular ownership threshold.

Winding Up; Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), if the assets available for distribution among the holders of ordinary shares shall be more than sufficient to repay the whole of the share capital, the surplus shall be distributed among the holders of our shares in proportion to the par value of the shares held by them subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as may, be determined by our board of directors, and we may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital (including share premium account and capital redemption reserve), provided the memorandum and articles of association authorize this and it has the ability to, immediately following such payment, pay its debts as they come due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

No Preemptive Rights. Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. If at any time the share capital is divided into different classes of shares or series, the rights attaching to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to the Articles, be varied or abrogated with the consent in writing of the holders of at least two-thirds of the issued shares of that class or series or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or series.

Anti-Takeover Provisions. Some provisions of our Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Special Considerations for Exempted Companies. Texxon is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions, privileges and restrictions listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not required to be open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Preference Shares

The board of directors is empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction). For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with (a) a declaration from a director of each constituent company as to (among other things) the solvency of the consolidated or surviving company and the assets and liabilities of each constituent company and (b) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. The consent of each holder of a fixed or floating security interest of any constituent company is required unless this requirement is waived by a court in the Cayman Islands. Provided that the consent of each holder of a fixed or floating security interest of a constituent company has been obtained, court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, a director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, a director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; and (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date and where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger is sought pursuant to a scheme of arrangement, the arrangement in question must be approved by (a) 75% in value of shareholders, or (b) a majority in number representing 75% in value of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the Company is not proposing to act illegally or ultra vires and the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question; and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned in accordance with the foregoing statutory procedures, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and, as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow English case law precedents and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

●	an act that, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; or

●	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Articles permit indemnification of officers and directors for actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred in their capacities as such other than reason of dishonesty or fraud of such directors or officers, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty includes: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes duties to the company, including the following: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. Our Articles provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual general meeting, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles allow our shareholders holding in aggregate not less than 10% of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a general meeting, our current articles of association do not provide our shareholders other rights to put a proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles, directors may be removed with or without cause, by an ordinary resolution as a matter of Cayman Islands law (which requires the affirmative vote of a simple majority of the votes of the ordinary shares which are cast by those of our shareholders who attend and vote at a general meeting of the company). An appointment of a director may be for such term of office as may be agreed between our company and the director; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our Articles.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute in its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring.

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a Cayman Islands company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act, our company may be wound up, liquidated or dissolved by a special resolution of our shareholders or, if we are unable to pay our debts as they fall due, by an ordinary resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Articles, if our share capital is divided into more than one class or series of shares, we may vary the rights attached to any class or series with the written consent of the holders of at least two-thirds of the issued shares of that class or series or with the sanction of a resolution passed by majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or series.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Articles, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Anti-Money Laundering—Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (As Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection – Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

a)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

b)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering); and/or

c)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

History of Securities Issuances

On our incorporation, our authorized share capital is $50,000 divided into 500,000,000 ordinary shares with par value of $0.0001 each. On February 1, 2024, we issued 20,000,000 ordinary shares to the following purchasers as consideration for the transfer of their respective equity interest in Net Plastic Technology to the Company in connection with our restructuring for this offering.

Purchaser	Number of Ordinary Shares
EXCP XH Holding Limited	818,780
EXCP QQG Holding Limited	5,963,545
EXCP WW Holding Limited	5,837,887
EXCP XCH Holding Limited	3,370,547
EXCP HJ Holding Limited	2,686,197
EXCP LQ Holding Limited	391,055
ToSupply LYJ Holding Limited	513,457
ToSupply JYZ Holding Limited	252,414
ToSupply ZQ Holding Limited	38,833
ToSupply LF Holding Limited	34,518
ToSupply SLM Holding Limited	30,203
ToSupply LJ Holding Limited	30,203
ToSupply XHD Holding Limited	23,731
ToSupply WW Holding Limited	8,630

Listing

We intend to apply to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “NPT”. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is [●]. The transfer agent and registrar’s address is [●].

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. We intend to apply to list our ordinary shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Lock-up Agreements

We have agreed not to, for a period of 180 days from the closing of our initial public offering, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Representative.

Furthermore, each of our directors, executive officers and shareholders of 5% or more of our ordinary shares has also entered into a similar lock-up agreement for a period of 180 days from the closing of our initial public offering, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to, beginning 90 days after the date of this prospectus, sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

●	1% of the then outstanding ordinary shares which will equal [●] ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

●	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Mourant Ozannes (Cayman) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Ellenoff Grossman & Schole LLP.

The following summary contains a description of certain Cayman Islands, PRC, and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands, the PRC and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares, unless the relevant instruments are executed in, or after execution brought within, the jurisdiction of the Cayman Islands or our company holds interests in land in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Texxon is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Texxon may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ordinary shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our ordinary shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our ordinary shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, or the Administrative Measures, which took effect on January 1, 2020, requires that the non-resident  taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Texxon HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), investors that are subject to the applicable financial statement accounting rules under Section 451 of the Code, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with EF Hutton LLC, as representative of the underwriters named therein in this offering. The representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. The underwriters have agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its respective name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Ordinary Shares
EF Hutton LLC	[●]
[●]	[●]
Total	[●]

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are not obligated to purchase the Ordinary Shares covered by the underwriter’s over-allotment option to purchase Ordinary Shares as described below. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The offering price for our Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development, and other factors deemed relevant. The IPO price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value, or other established criteria of value of our company.

Over-Allotment Option

We have granted to the underwriters an option that is exercisable within thirty (30) days after the closing of the offering, to acquire up to an additional fifteen percent (15.0%) of the total number of securities to be offered by the Company in the offering, solely for the purpose of covering over-allotments.

Discounts, Commissions and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to 8% of the IPO price.

The following table shows the price per share and total IPO price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Exercise of Over- Allotment Option
Initial public offering price(1)	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	Based on an assumed initial public offering price of $[●] per ordinary share.

We have agreed to pay all expenses relating to the offering, including, without limitation: (a) all filing fees and expenses relating to the registration of the securities with the SEC; (b) all fees and expenses relating to the listing of the ordinary shares on Nasdaq; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of shares offered under “blue sky” securities laws or the securities laws of foreign jurisdictions designated by the representative, including the reasonable fees and expenses of the representative’s blue sky counsel; (d) all fees and expenses and disbursements relating to the registration, qualification or exemption of the securities under the securities laws of such foreign jurisdictions as the underwriter may reasonably designate; (e) the costs of all mailing and printing of the offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the representative; (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of the offering by FINRA; (i) up to $30,000 of the representative’s actual accountable road show expenses and due diligence expenses for the offering; (j) the $29,500 cost associated with the representative’s use of Ipre’s book building, prospectus tracking and compliance software for the offering; (k) the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; (l) the fees for the representative’s U.S. legal counsel and its PRC legal counsel, such total legal fees in an amount not to exceed $200,000; and (m) all fees, expenses, and disbursements relating to background checks of the Company’s directors and officers in an amount not to exceed $10,000 in the aggregate. For the sake of clarity, it is understood and agreed that we be responsible for the underwriter’s total external counsel legal costs, any background check costs incurred by the underwriter and any due diligence costs, irrespective of whether the offering is consummated or not, subject to $100,000 if there is not a Closing. We have agreed to pay an advance of US$75,000 to the Representative for its anticipated out-of-pocket expenses; any advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). Additionally half percent (0.5%) of the gross proceeds shall be payable to the underwriter at the closing for non-accountable expenses.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[●].

The underwriters intend to offer our ordinary shares to their retail customers only in states in which we are permitted to offer our ordinary shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet the national securities exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet the national securities exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement. A form of the underwriting agreement will be included as an exhibit to the registration statement of which this prospectus forms a part.

Representative’s Warrants

We have agreed to issue warrants to the representative to purchase a number of ordinary shares equal to five percent (5%) of the total number of shares sold in this offering at an exercise price equal to 100% of the public offering price of the shares sold in this offering. The representative’s warrants will be exercisable at any time and from time to time, in whole or in part, during the one and a half-year period commencing six (6) months from the effective date of the offering. The representative’s warrants also provide for registration rights (including a one-time demand registration right and unlimited piggyback rights) and customary anti-dilution provisions (for stock dividends and splits and recapitalizations) and anti-dilution protection (adjustment in the number and price of such warrants and the shares underlying such warrants) resulting from corporate events (which would include dividends, reorganizations, mergers, etc.) and future issuance of shares or shares equivalents at prices (or with exercise and/or conversion prices) below the offering price as permitted under FINRA Rule 5110(f)(2)(G).

The representative’s warrants and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the representative’s warrants nor any of our shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in this offering, subject to certain exceptions. The representative’s warrants to be received by the representative and related persons in connection with this Offering: (i) fully comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1); and (ii) fully comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Right of First Refusal

We have granted the representative a right of first refusal, for a period of twelve (12) months from the closing of the offering, to act as the sole investment banker, book-runner, and/or placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each being referred to as a subject transaction), during such twelve (12) month period, on terms and conditions customary to the representative for such subject transactions. The representative shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in the subject transactions and the economic terms of such participation.

Tail Fee

We have also agreed to pay the representative, subject to certain exceptions, a cash fee equal to eight percent (8.0%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the representative to the Company during the period from the date the representative was engaged until the earlier of (i) June 14, 2023 or (ii) the final closing of this offering (the “Engagement Period”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period (the “Tail Period”), provided that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation.

The right to receive a fee in connection with the Tail Financing shall be subject to FINRA Rule 5110(g), and the Company shall have a right of termination for cause, which includes that the Company may terminate the representative’s engagement upon the representative’s material failure to provide the underwriting services required by the underwriting agreement. The Company’s exercise of the right of termination for cause will eliminate any obligations with respect to the payment of any termination fee or provision of any tail financing fee, including the tail financing set forth above.

Lock-up Agreements

Our directors, executive officers, and principal shareholders (defined as owners of 5% or more of our ordinary shares) have agreed, subject to limited exceptions, not to offer; pledge; announce the intention to sell; sell; contract to sell; any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days after the effective date of registration statement of which this prospectus forms a part, without the prior written consent of the representative.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

We intend to apply to have our Ordinary Shares approved for listing on the Nasdaq under the symbol “NPT.” We will not consummate and close this offering without a listing approval letter from Nasdaq. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this offering sufficient to satisfy applicable listing criteria, our ordinary shares will in fact be listed. We do not intend to apply to list the representative’s warrants on any security exchange.

Electronic Offer, Sale, and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and it should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the Ordinary Shares offered by, or the possession, circulation, or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate-covering transactions, stabilizing transactions, and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate-covering transactions. There is no contractual limit on the size of any syndicate-covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●	Syndicate-covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate-covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Notice to Investors

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer, or invitation for purchase or sale, of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and our ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Taiwan

The ordinary shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ordinary shares in Taiwan.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$	[●]
Nasdaq Listing Fee		[●]
FINRA Filing Fee		[●]
Legal Fees and Expenses		[●]
Accounting Fees and Expenses		[●]
Printing and Engraving Expenses		[●]
Transfer Agent Fee		[●]
Miscellaneous Expenses		[●]
Total	$	[●]

LEGAL MATTERS

We are being represented by Ellenoff Grossman & Schole LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by CFN Lawyers LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares offered in this offering will be passed upon for us by Mourant Ozannes (Cayman) LLP. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriter(s) by Jiangsu JunJin Law Firm. Ellenoff Grossman & Schole LLP may rely upon Mourant Ozannes (Cayman) LLP with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. CFN Lawyers LLC may rely upon Jiangsu JunJin Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company as of June 30, 2023 and 2022, and for each of the fiscal years then ended included in this prospectus have been so included in reliance on the report of ZH CPA, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of ZH CPA, LLC are located at 1600 Broadway, Suite 1600, Denver, Colorado, 80202 USA.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing to us at 7A, Block C, 207 Songhong Road, Changning District, Shanghai, China 200335, or call us at +86 574-62629970. We also maintain a website at www.npt-cn.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TEXXON HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Texxon Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Texxon Holding Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ZH CPA, LLC
We have served as the Company’s auditor since 2023.
Denver, Colorado
March 25, 2024

TEXXON HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023 AND 2022

(EXPRESSED IN U.S. DOLLARS)

	June 30, 2023	June 30, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,328,917	$464,678
Restricted cash	10,853,226	38,273,433
Accounts receivable, net	3,632,249	7,556,203
Advanced to suppliers	1,783,741	428,355
Inventories	410,439	71,680
Loan to a related party	22,361,363	11,206,732
Prepayments and other current assets	798,715	986,436
TOTAL CURRENT ASSETS	41,168,650	58,987,517

NON-CURRENT ASSETS:
Property, plant and equipment, net	7,866,661	3,985,926
Intangible assets, net	6,353,337	20,259
Prepayments for long-term assets	17,288,080	-
Equity investment	2,234,082	2,418,596
TOTAL NON-CURRENT ASSETS	33,742,160	6,424,781
TOTAL ASSETS	$74,910,810	$65,412,298

LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	$11,308,317	$1,194,369
Notes payable	13,778,219	40,554,883
Accounts payable	11,688,806	7,997,046
Contract liabilities	1,592,570	641,072
Accrued expenses and other current liabilities	3,286,609	2,115,470
Due to related parties	175,347	79,721
TOTAL CURRENT LIABILITIES	41,829,868	52,582,561
TOTAL LIABILITIES	$41,829,868	$52,582,561

Commitments and contingencies (Note 15)

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 20,000,000 and 20,000,000 shares issued and outstanding as of June 30, 2023 and 2022, respectively.*	2,000	2,000
Additional paid-in capital *	13,004,334	11,598,556
Accumulated Deficit	(4,635,767)	(6,657,919)
Accumulated other comprehensive loss	(1,491,712)	(526,390)
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO TEXXON HOLDING LIMITED	6,878,855	4,416,247
Non-controlling interests	26,202,087	8,413,490
TOTAL EQUITY	33,080,942	12,829,737
TOTAL LIABILITIES AND EQUITY	$74,910,810	65,412,298

*	Shares presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

TEXXON HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE FISCAL YEARS ENDED JUNE 30, 2023 AND 2022

(EXPRESSED IN U.S. DOLLARS)

	For the Fiscal Year ended June 30,
	2023	2022
REVENUE
Supply chain trading sales revenue	$549,879,053	$489,432,340
Supply chain trading sales revenue - related parties	2,647,129	-
Total revenue	552,526,182	489,432,340

COST OF SALES
Cost of sales	(541,218,715)	(483,870,711)
Cost of sales - related parties	(7,569,836)	(2,909,275)
Tax and surcharges	(204,138)	(132,481)
Total cost of revenue	(548,992,689)	(486,912,467)
GROSS PROFIT	3,533,493	2,519,873

OPERATING EXPENSES
Selling and marketing expenses	(996,638)	(1,760,416)
General and administrative expenses	(1,282,757)	(2,182,872)
Total operating expenses	(2,279,395)	(3,943,288)

INCOME (LOSS) FROM OPERATIONS	$1,254,098	$(1,423,415)

OTHER INCOME (EXPENSES):
Interest income (expenses), net	197,428	(163,262)
Interest income - related parties	592,581	272,083
Unrealized gains from fair value changes	-	728,663
Other income (expenses), net	86,585	(16,386)
Total other income (expenses), net	876,594	821,098

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	2,130,692	(602,317)

INCOME TAXES EXPENSES	(42,998)	-
NET INCOME (LOSS)	2,087,694	(602,317)
Less: net income (loss) attributable to non-controlling interest	65,542	(43,939)
NET INCOME (LOSS) ATTRIBUTABLE TO TEXXON HOLDING LIMITED	2,022,152	(558,378)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation loss	(1,502,270)	(485,116)
TOTAL COMPREHENSIVE INCOME (LOSS)	$585,424	$(1,087,433)
Less: comprehensive loss attributable to non-controlling interests	(471,406)	(79,328)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO TEXXON HOLDING LIMITED	1,056,830	(1,008,105)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
Net income (loss) attributable to Texxon Holding Limited per share
Basic and diluted	$0.10	$(0.03)

Weighted average shares outstanding used in calculating basic and diluted income per share*
Basic and diluted	20,000,000	20,000,000

*	Shares presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

TEXXON HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED JUNE 30 2023 AND 2022

(EXPRESSED IN U.S. DOLLARS)

	Ordinary Shares*		Additional paid-in	Accumulated	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Capital*	Deficit	Loss	Interests	Total
Balance as of June 30, 2021	20,000,000	$2,000	$13,142,010	$(6,099,541)	$(76,663)	$8,492,818	$15,460,624
Net loss for the year	-	-	-	(558,378)	-	(43,939)	(602,317)
Foreign currency translation adjustment	-	-	-	-	(449,727)	(35,389)	(485,116)
Acquisition of Qingdao Zhongguang	-	-	(1,543,454)	-	-	-	(1,543,454)
Balance as of June 30, 2022	20,000,000	2,000	11,598,556	(6,657,919)	(526,390)	8,413,490	12,829,737
Net income for the year	-	-	-	2,022,152	-	65,542	2,087,694
Foreign currency translation adjustment	-	-	-	-	(965,322)	(536,948)	(1,502,270)
Capital contributions from non-controlling interests	-	-	-	-	-	18,260,003	18,260,003
Capital contribution from shareholder	-	-	1,405,778	-	-	-	1,405,778
Balance as of June 30, 2023	20,000,000	$2,000	$13,004,334	$(4,635,767)	$(1,491,712)	$26,202,087	$33,080,942

*	Shares presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

TEXXON HOLDING LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JUNE 30, 2023 AND 2022

(EXPRESSED IN U.S. DOLLARS)

	For the fiscal year ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,087,694	$(602,317)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	251,081	189,081
Interest income from related party	(592,581)	(272,083)
(Recovery) Provision for credit losses and bad debts	(220,339)	542,199
Loss on disposal of property, plant, equipment and subsidiary	50,236	14,895
Unrealized gains from fair value changes	-	(728,663)
Changes in operating assets and liabilities:
Accounts receivable	3,711,146	(529,427)
Notes receivable	-	343,873
Inventories	(358,965)	8,878,267
Advanced to suppliers	(1,447,491)	3,384,801
Prepayments and other current assets	117,283	(622,838)
Notes payable	(24,696,655)	36,991,929
Accounts payable	4,486,026	5,082,708
Accrued expenses and other current liabilities	1,389,576	1,268,086
Contract liabilities	1,043,235	(5,721,503)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(14,179,754)	48,219,008

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(22,615,531)	(1,210)
Purchase of intangible assets	(6,683,817)	(31,530)
Proceeds from sale of short-term investment	-	604,145
Consideration paid for purchase of subsidiaries, net of impact on equity	-	(1,554,727)
Payments made for loans to a related party	(11,931,168)	(11,355,982)
Repayment from a related party	-	2,693,869
NET CASH (USED IN) PROVEDED BY INVESTING ACTIVITIES	(41,230,516)	(9,645,435)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	22,969,397	7,130,464
Repayment of short-term borrowings	(12,327,428)	(12,361,173)
Proceeds from related parties	106,062	(282,620)
Capital contribution from non-controlling interests	18,260,003	-
Capital contribution from shareholder	1,405,778	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	30,413,812	(5,513,329)

EFFECT OF EXCHANGE RATE CHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,559,510)	(1,449,438)
NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(26,555,968)	31,610,806
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — beginning of year	38,738,111	7,127,305
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — end of year	$12,182,143	$38,738,111

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	785	-
Cash paid for interest	361,912	186,443
Cash received from interest income	508,742	3,843

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payable related to purchase of property, plant and equipment	1,385,669	-
Interest receivable accrued related to loan to related party	592,581	272,083

Cash and cash equivalents	1,328,917	464,678
Restricted cash	10,853,226	38,273,433
Total cash, cash equivalents and restricted cash	12,182,143	38,738,111

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Operation and Principal Activities

Texxon Holding Limited (“Texxon”), through its subsidiaries (collectively with Texxon, the “Company”), is a leading provider of supply chain management in East China, for which the revenue is generated from the sales of the plastic and chemical raw material and other products, in the People’s Republic of China (“China” or “PRC”).

Texxon is an exempted company incorporated under the laws of the Cayman Islands on January 20, 2022 as a holding company. The authorized number of its ordinary shares is 500,000,000 shares with par value of $0.0001 each. As of June 30, 2023 and 2022, 20,000,000 ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the share issuance.

The consolidated financial statements include the financial statements of Texxon and its subsidiaries. Details of the Company’s subsidiaries after reorganization are set out below:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of control	Percentage of economic interest
Texxon Hong Kong Limited (“Texxon HK”)	January 28, 2022	Hong Kong	100%	100%
HuanSu Technology (Henan) Co., Ltd., (“WFOE”)	March 8, 2024	PRC	100%	100%
Zhejiang Net Plastic Technology Co., Ltd. (“Net Plastic Technology”)	September 27, 2011	PRC	92.7%	92.7%
Qingdao Zhongguang Yiyun Supply Chain Management Co., Ltd. (“Qingdao Zhongguang”)	June 28, 2020	PRC	100%	92.7%
Net Plastic Technology (Henan) Co., Ltd. (“Net Plastic Henan”)	April 15, 2022	PRC	53.6%	49.7%
Anhui Zhongke Net Plastic Technology Co., Ltd. (“Net Plastic AH”)	December 25, 2020	PRC	100%	92.7%
Net Plastic (Ningbo) Supply Chain Management Co., Ltd. (“Net Plastic NB”)	October 22, 2018	PRC	100%	92.7%
Jiangsu Net Plastic Supply Chain Management Co., Ltd. (“Net Plastic JS”)	January 14, 2022	PRC	100%	92.7%
Henan Net Plastic Supply Chain Management Co., Ltd. (“Net Plastic Supply Chain”)	July 18, 2022	PRC	100%	49.7%
Henan Net Plastic New Material Technology Co., Ltd. (“Net Plastic New Material”)	August 3, 2022	PRC	51%	25.3%
Henan Net Plastic Chemical Distribution Co., Ltd. (“Net Plastic Distribution”)	April 26, 2022	PRC	51%	25.3%

Reorganization

As of July 1, 2021, Mr. Hui Xu and his immediate family members (the “Xu family”), indirectly controlled Net Plastic Technology through their control over the board of directors and the significant decisions of Net Plastic Technology are made at the board level. In addition, matters voted upon at the shareholder level are not considered significant decisions and other shareholders are not able to change the composition of the board of directors.

From August 2021 to October 2023, Net Plastic Technology underwent a series of reorganizations. In October 2021, the registered capital of Net Plastic Technology was increased to RMB 1 billion. And in September 2022, one of the Company’s shareholders made the cash contribution of RMB 10 million, approximately $1.4 million.

In preparation for the Company’s initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Company. Texxon was incorporated in connection with a group reorganization (the “Reorganization”).

On March 8, 2024, the Company incorporated WFOE under the laws of PRC. In March, 2024, WFOE entered into a serial of equity interest transfer agreements to acquire 92.705% equity interest of Net Plastic Technology from a few shareholders, for a cash consideration of approximately $11.9 million (approximately RMB84.5 million) in the aggregate to be satisfied by the issue and allotment by Texxon of 20,000,000 ordinary shares of par value $0.0001 each. After the reorganization, WFOE owned 92.7% of Net Plastic Technology.

Throughout the series of reorganizations, the Xu family maintained control over Net Plastic Technology with the majority of voting interests.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the control of Xu family). Accordingly, the reorganization has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the fiscal years ended June 30, 2023 and 2022, the results of these subsidiaries are included in the consolidated financial statements for both periods.

The discussion and presentation of the consolidated financial statements herein assumes the completion of the Reorganization, which is accounted for retroactively as if it occurred on June 30, 2021, and the equity has been adjusted to reflect the change as well.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated financial statements have been presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America (the “GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”). The consolidated financial statements include the financial statements of Texxon and its subsidiaries. Subsidiaries are those entities in which Texxon, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. All inter-company transactions and balances between Texxon and its subsidiaries have been eliminated upon consolidation.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for credit losses, realizability of deferred tax assets and uncertain tax position, and estimated useful lives of fixed assets and intangible assets.

Going Concern Assessment

The management of the Company (“Management”) has assessed the going concern assumptions of the Group during the preparation of these consolidated financial statements. The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company had accumulated deficits of $4,635,767 as of June 30, 2023 and negative cash flow of $14,179,754 in operating activities for the fiscal year ended June 30, 2023. The Company had cash, cash equivalents and restricted cash of $12,182,143 as of June 30, 2023 and generated an operating income of $1,254,098 for the fiscal year ended June 30, 2023.

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue operations and fund its exploration and development expenditures is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Management plans to address these concerns further by securing additional financing through this offering and other debt financing. Management assessed the mitigating effect of its plans to determine if it is probable that the plans would be effectively implemented within one year after the date of issuance of these consolidated financial statements, and would mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has implemented or intends to implement plans which encompass short-term cash preservation initiatives and completing the IPO to provide the Company with adequate liquidity to meet its obligations for at least the 12-month period following the date its consolidated financial statements are issued, in addition to creating sustained cash flow generation thereafter.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations to fund its operations, and to service its debt obligations for one year from the date of the issuance of these consolidated financial statements. The consolidated financial statements have been prepared on a going concern basis under which the Company is expected to be able to realize its assets and satisfy its liabilities in the normal course of business. Management believes that based on relevant conditions and events that are known and reasonably knowable that its forecasts, for one year from the date of the issuance of these consolidated financial statements, indicate improved operations and the Company’s ability to continue operations as a going concern.

Revenue recognition

The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To achieve the core principle of this standard, the Company applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price;
4.	Allocation of the transaction price to the performance obligations in the contract; and
5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

The Company commenced the supply chain management in PRC, for which the revenue is generated from the sales of the plastic and chemical raw material and other products. The Company accounts for revenue from sale of products on a gross basis as the Company is responsible for fulfilling the promise to transfer the control over the inventories to customers, and is subject to inventory risk before ownership and risk are transferred and has the discretion in establishing prices. The Company recognizes the revenue from sale of chemical and plastic raw material and other products at a point of time when control over the inventory is transferred to customer. Advance payment from customers is recorded as contract liabilities first and then recognized as revenue when products are delivered to the customers and our performance obligations are satisfied. The Company's revenue from sales of chemical and plastic raw material and other products is recognized when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. All of the Company’s contracts are fixed price contracts and there were no separately identifiable other promises in the contracts. The Company does not routinely allow customers to return products and historically return allowance was immaterial. There is no separate rebate, discount, or volume incentive involved. Revenue is reported net of all value added taxes (“VAT”).

Contract Liabilities

A contract liability would be recognized if the Company has an unconditional right to receive consideration before the Company recognizes the related revenue. Contract liability at the beginning of each reporting period included in revenue for years ended June 30, 2023 and 2022 are $ 641,072 and $6,385,490, respectively.

Substantially all of the Company’s unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

Other Revenue Policies

Applying the practical expedient in ASC 606-10-25-18B, the Company accounts for shipping and handling activities related to contracts with customers as costs to fulfil the promise to transfer the associated products. The Company records the related costs as selling expense.

Disaggregation of Revenue

All the Company’s revenue from sale of chemical and plastic raw material and other products were recognized at a point of time.

The Company disaggregates its revenue on the basis of product categories as follows:

	For the Fiscal Year Ended June 30,
	2023	2022
Chemical products	$459,370,162	346,744,547
Plastic products	61,124,868	137,416,396
Other products	32,031,152	5,271,397
Total revenue	$552,526,182	489,432,340

Government Grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation are recognized in “other income” in the Company’s consolidated statements of comprehensive income when such grants are received.

For the fiscal years ended June 30, 2023 and 2022, the Company received government grants from the local PRC government authorities in recognition of achieving annual sales targets of $162,828 and $15,712, respectively.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less.

Restricted Cash

The Company’s restricted cash mainly represents the secured deposits held in designated bank accounts for issuance of letters of credit and bank guarantee. As of June 30, 2023 and June 30, 2022, restricted cash was $10,853,226 and $38,273,433, respectively.

Financial Instruments and Current Expected Credit Losses

Effective July 1, 2021, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable, loan to a related party and other current assets. The Company assessed that the impact of adoption of ASU 2016-13 was $836,073 as of July 1, 2021. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates. If there is strong evidence indicating that the accounts receivable are likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. Historically, the credit losses for specific assessed accounts receivable were $1,015,838 and $1,328,481 as of June 30, 2023 and 2022, respectively. There are no credit losses for remaining of accounts receivable, loan to a related party and other current assets.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future consolidated financial statements will be affected.

Fair Value of Financial Instruments

The Company follows the provisions of FASB ASC Section 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions market participants would use in pricing the asset or liability based on the best available information.

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, advances to suppliers, loan to related parties, prepayments and other current assets, equity investment, short-term borrowings, accounts payable, notes payable, contract liabilities, due to related parties, and accrued expenses and other current liabilities. The equity investment was classified as Level 3 of the fair value hierarchy.

The carrying amounts reported in the balance sheet for the financial instruments mentioned above approximate their fair value based on the short-term maturity of these instruments. The Company believes that the carrying amount of the short-term borrowings approximate fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities become unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Company did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the fiscal years ended June 30, 2023 and 2022.

Accounts Receivable

Accounts receivable represent trade receivable and adjusted for any allowance for expected credit loss. The Company grants credit to customers, without collateral, under normal payment terms (typically 7 to 60 days from date of the receipt confirmation). The Company typically receives the receipt confirmation within 3 days after delivery. The carrying value of such receivables, net of expected credit loss and allowance for doubtful accounts, represents its estimated realized value. The Company expects to collect the outstanding balance of current accounts receivables, net, within one year.

If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statements of income and comprehensive income within operating expenses.

Inventories

Inventories are comprised of purchased chemical and plastic raw material and other products to be sold to customers. Inventories are stated at the lower of cost or net realizable value, determined using primarily a specific identification method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. The Company did not record any allowance on inventory for the fiscal year ended June 30, 2023 and 2022. $548,788,551 and $486,779,986 of inventories were recognized as cost of sales for the fiscal year ended June 30, 2023 and 2022, respectively.

Equity Investments

FASB ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings unless they qualify for a measurement alternative.

Equity Investments without Readily Determinable Fair Values

The Company elected to record its equity investments without readily determinable fair values, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts are required to be made to identify price changes that are known or that can reasonably be known.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss equal to the difference between the carrying value and fair value.

Property, Plant and Equipment, Net

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment loss, and include expenditure that substantially increases the useful lives of existing assets. Depreciation is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Buildings	36 years
Transportation equipment	5 years
Office and electronic equipment	3 years

The Company charges maintenance, repairs, and minor renewals directly to expense as incurred; major additions and betterments are capitalized. When assets are sold or retired, their costs and accumulated depreciation are derecognized from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized, and commence recognizing depreciation when completed.

Intangible Assets, Net

Intangible assets are non-monetary assets without physical substance. These items are initially measured at cost and subsequently carried at cost less any accumulated amortization and impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives, which is as follows:

Useful life
Land use right	50 years
Software	3 years

Impairment of long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets was recognized for the fiscal years ended June 30, 2023 and 2022. There can be no assurance that future events will not have impact on company revenue or financial position which could result in impairment in the future.

Related Parties

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significantly influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

 Leases

Effective July 1, 2021, the Company accounts for its leases under ASC 842, Leases (“ASC 842”). The adoption of ASU 2016-02 has no impact on the Company’s opening retained earnings as of July 1, 2021. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term.

The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term. The Company recognized rent expense $124,799 and $195,343 for the fiscal year ended June 30, 2023 and 2022, respectively.

Income taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the fiscal years ended June 30, 2023 and 2022. The Company accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company provided a valuation allowance of $921,416 and $1,148,844 on the net deferred tax assets as of June 30, 2023 and 2022, respectively.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expenses in the period incurred. No penalties or interest relating to uncertain tax positions were incurred during the fiscal years ended June 30, 2023 and 2022. As of June 30, 2023, the tax years ended December 31, 2020 through December 31, 2022 for the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

Under the Provisional Regulations of the PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income determined under PRC accounting rules. As small-scale taxpayers, 25% of the annual taxable income will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%, which is essentially resulting in a favorable income tax rate of 5%. The Company believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated under the laws.

Value Added Tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. VAT is based on the gross sales price and VAT rates range from 9% to 13%, depending on the type of goods or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing. Under the provisions of tax enacted in Hong Kong, no VAT is levied.

Foreign Currency Translation

The Company primarily operates in mainland China and generally uses RMB as its functional currency. The Company’s consolidated financial statements have been translated into the reporting currency of the U.S. dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at the historical exchange rates when the transaction occurred. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported in other comprehensive income (loss). Gains and losses resulting from other foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The following table outlines the currency exchange rates that were used in creating the Company’s consolidated financial statements:

	June 30, 2023	June 30, 2022
Balance sheet items, except for equity accounts	$1=RMB7.2513	$1=RMB6.6981
Items in the statements of income and cash flows	$1=RMB6.9536	$1=RMB6.4554

Employee Benefit Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to $144,706 and $120,671 for the fiscal year ended June 30, 2023 and 2022, respectively.

Earnings Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. For the calculation of diluted net income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares. The effect mentioned above is not included in the calculation of the diluted income/(loss) per share when inclusion of such effect would be anti-dilutive. For the fiscal years ended June 30, 2023 and 2022, there were no dilutive outstanding instruments.

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment. All of the Company’s revenues and assets were based in China, and the Company had one segment as of June 30, 2023 and 2022.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Company’s net income (loss) and other comprehensive income (loss). The components of other comprehensive income (loss) consist of foreign currency translation adjustments.

Risks and uncertainties

The Company’s main operations are located in China. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in China, as well as by the general state of the economy in China. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in China Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s subsidiaries operate in China, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the U.S. dollars and the RMB. Strengthening of the RMB against the U.S. dollars would result in a negative impact of the Company’s net income and/or its financial position.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of June 30, 2023, the aggregate amounts of cash, cash equivalent, and restricted cash of $12,182,143 was deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. For the concentration analysis of our revenue and accounts receivable, refer to “Note 12 - Concentrations” for detail.

Interest Rate Risks

The Company is exposed to the risk of changes in market interest rates relates primarily to its short-term borrowings. As of June 30, 2023 and 2022, the Company had no borrowings with variable rates and the Company is not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. As of June 30, 2023 and 2022, the Company had no long-term interest-bearing assets or long-term interest-bearing liabilities.

For the concentration analysis of our purchases and suppliers refer to “Note 12 - Concentrations” for detail.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

New Accounting Pronouncements Not Yet Adopted

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which provides guidance on the acquirers’ accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Company for the fiscal year ending June 30, 2024 and interim reporting periods during the year ending June 30 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance to have a material impact on the financial position, results of operations, and cash flows.

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which stipulates that a contractual restriction on the sale of an equity security should not be considered part of the equity security’s unit of account and, therefore, should not be considered in measuring its fair value. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3- BUSINESS COMBINATION UNDER COMMON CONTROL

a) Acquisition of Qingdao Zhongguang

In August 2021, Net Plastic Technology entered into a share transfer agreement with Zhongguang Yiyun Supply Chain Group Co., Ltd. (“Yiyun Group”) to acquire 100% of the equity interest in Qingdao Zhongguang for a cash consideration of approximately $3.0 million (RMB 20 million). Yiyun Group is under common control with the Company by Xu family. The entities were under common control for the entire reporting periods, and the combination has been accounted for as if the combining entities were always combined pursuant to ASC Topic 805.

The assets and liabilities of Qingdao Zhongguang were transferred to Net Plastic Technology at their historical carrying amounts in the accounts of the common parent, and no goodwill or other intangible assets were recognized. At the acquisition date, the Company recorded approximately $1.5 million (RMB 10 million) as the deemed dividend payment. The consolidated financial statements as of and for the fiscal year ended June 30, 2023 and 2022 reflected the results of the Company and Qingdao Zhongguang as if they had been combined since July 1, 2021.

The combination did not result in any changes to the reported amounts of revenues or expenses. There was no material, nonrecurring charges or credits directly attributable to the combination.

Note 4 – ACCOUNTS RECEIVABLE

The accounts receivable consisted of the following:

	As of June 30,
	2023	2022
Accounts receivable	$4,648,087	$8,884,684
Allowance for credit losses	(1,015,838)	(1,328,481)
Accounts receivable, net	$3,632,249	$7,556,203

The movement of allowance for credit losses for the fiscal years ended June 30, 2023 and 2022 were as follows:

	For the Fiscal Year Ended June 30,
	2023	2022
Balance at the beginning of the year	$1,328,481	$836,073
Provision	15,337	665,053
Recovery	(235,676)	(84,723)
Write off	-	(38,131)
Foreign currency translation	(92,304)	(49,791)
Balance at the end of the year	$1,015,838	$1,328,481

As of June 30, 2023 and 2022, the Company pledged accounts receivable with a net book value of $2,508,171 and nil to secure short-term bank borrowings, respectively. Refer to “Note 9 – Short term Borrowings” for detail.

Note 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of June 30,
	2023	2022
Buildings	$5,007,228	$5,420,778
Transportation equipment	98,073	105,798
Office and electronic equipment	552,024	531,519
Construction in progress	4,256,534	-
Total property, plant and equipment	9,913,859	6,058,095
Less: accumulated depreciation	(2,047,198)	(2,072,169)
Property, plant and equipment, net	$7,866,661	$3,985,926

Depreciation expense was $173,089 and $178,571 for the fiscal year ended June 30, 2023 and 2022, respectively.

As of June 30, 2023 and 2022, the Company pledged buildings with a net book value of $3,488,700 and $1,017,334, respectively, to secure the short-term bank borrowings. Refer to “Note 9 – Short term Borrowings” for detail.

Note 6 – INTANGIBLE ASSETS, NET

The following is a summary of the Company’s intangible assets:

	As of June 30,
	2023	2022
Land use rights	$6,408,062	$-
Software	29,422	30,388
Total intangible assets	6,437,484	30,388
Less: accumulated amortization	(84,147)	(10,129)
Intangible assets, net	$6,353,337	$20,259

Amortization expense was $77,992 and $10,510 for the fiscal year ended June 30, 2023 and 2022, respectively. Estimated future amortization expense for intangible assets is as follows:

Twelve months ended June 30,	Amortization expense
2024	$137,518
2025	128,161
2026	128,161
2027	128,161
2028	128,161
Thereafter	5,703,175
Total	$6,353,337

Note 7 – PREPAYMENTS FOR LONG-TERM ASSETS

As of June 30, 2023, the balance of prepayment for long-term assets mainly represents prepayment of $14,470,103 for equipment and $2,817,977 for construction in progress. Related equipment was not delivered and related construction did not commence as of June 30, 2023.

Note 8 – EQUITY INVESTMENTS

As of June 30, 2023 and 2022, the Company’s equity investment represents investment in Zhejiang Yongyi Electronic Payment Co., Ltd. (“Zhejiang Yongyi”), amounting to $2,234,082 and $2,418,596, respectively.

In July 2017, Net Plastic Technology acquired 9% of the equity interest in Zhejiang Yongyi for a cash consideration of approximately $1.8 million (approximately RMB11.5 million). The Company has no significant influence on the operation of Zhejiang Yongyi and elected to account for its investment in Zhejiang Yongyi at cost, less impairment, adjusted for subsequent observable price changes on non-recurring basis.

In October 2022, Net Plastic Technology entered an agreement to transfer the 9% equity interest of Zhejiang Yongyi for a cash consideration of RMB16.2 million (the “Yongyi interest transfer transaction”). In January 2022, the Company received RMB10.0 million from the buyer and recorded as other payable. The Company recognized $728,663 (approximately RMB 4.7 million) of unrealized gain from fair value change resulting from observable price changes in Yongyi interest transfer transaction for the fiscal year ended June 30, 2022. The transaction was in process and not closed yet as of June 30, 2023. The Carrying value of the equity investment in Zhejiang Yongyi has no change in fiscal year ended June 30, 2023.

For the fiscal years ended June 30, 2023 and 2022, the Company did not receive any dividends from the investment in Zhejiang Yongyi.

Note 9 – SHORT TERM BORROWINGS

Short-term loans from PRC banks, other financial institutions and third parties consisted of the following as of June 30, 2023:

Lender	RMB	US$	Issuance Date	Expiration Date	Effective Interest Rate
CITIC Bank	15,000,000	$2,068,596	November 24, 2022	November 23, 2023	4.80%
China Construction Bank	8,500,000	1,172,205	October 25, 2022	October 24, 2023	3.70%
Huaxia Bank	10,000,000	1,379,063	December 19, 2022	December 19, 2023	3.80%
Jiujiang Bank	2,000,000	275,814	June 30, 2023	June 30, 2024	6.40%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 8, 2023	July 4, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 8, 2023	July 4, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 8, 2023	July 4, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 29, 2023	July 22, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 29, 2023	July 22, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 30, 2023	July 22, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 31, 2023	July 24, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 31, 2023	July 24, 2023	5.20%
Ningbo Yuyao Rural Commercial Bank	1,500,000	206,859	May 31, 2023	July 24, 2023	5.20%
Third party	33,000,000	4,550,908	November 14, 2022	November 13, 2023	6.24%
Total	82,000,000	11,308,317
Less: current portion	82,000,000	11,308,317
Long term portion	-	$-

As of the issuance date of consolidated financial statements, all the loans outstanding at June 30, 2023 have been fully repaid except the loan from Huaxia Bank, which has been extended to December 18, 2024 and the loan from Jiujiang Bank which has not yet matured.

As of June 30, 2023, the Company had utilized $6.8 million of its available lines of credit, leaving approximately $5.0 million unused and available under these lines of credit. The term of the unused line is from October 30, 2022 to October 29, 2023. The line of credit is secured by the account receivable.

Short-term loans from PRC banks and other financial institutions consisted of the following as of June 30, 2022:

Lender	RMB	US$	Issuance Date	Expiration Date	Effective Interest Rate
Ningbo Bank	8,000,000	$1,194,369	April 1, 2021	July 1, 2022	5.00%
Total	8,000,000	1,194,369
Less: current portion	8,000,000	1,194,369
Long term portion	-	$-

All the principals of the above borrowings as of June 30, 2023 and 2022 are due upon maturity and interest payments are due on a quarterly basis, monthly basis or upon repayment. Interest expense on the short-term loans amounted to $384,543 and $129,979 for the fiscal year ended June 30, 2023 and 2022, respectively.

The carrying values of the Company’s pledged assets to secure the short-term loans from PRC banks and other financial institutions are as follows:

	As of June 30,
	2023	2022
Accounts receivable, net	$2,508,171	$-
Buildings, net	3,488,700	1,017,334
Total	$5,996,871	$1,017,334

Note 10 – NOTES PAYABLE

Notes payable consisted of the following:

	As of June 30,
	2023	2022
Notes payable guaranteed by Industrial Bank	$-	$38,752,781
International Letters of Credit guaranteed by Bank of Communications	-	1,802,102
Notes payable guaranteed by CITIC Bank	5,516,252	-
Notes payable guaranteed by Nanyang Commercial Bank	8,261,967	-
Notes payable, total	$13,778,219	$40,554,883

The notes are issued by financial institutions on the Company’s behalf to vendors with a specific due date, usually for a period of no more than one year. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before maturity. As security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts of 10% to 100% of the balances of the notes. As of June 30, 2023 and 2022, deposits of $10,853,226 and $38,070,498 were reported as restricted cash on balance sheet. These notes payables were fully paid upon maturity and the restricted deposits were also released upon the payment.

Note 11 – TAXES

Cayman

Texxon is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

Hong Kong

Texxon HK is a company registered in Hong Kong and subject to the following corporate income tax rate: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong. Nil pre-tax income was generated in Hong Kong for the fiscal years ended June 30, 2023 and 2022.

PRC

Under the PRC Enterprise Income Tax Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. As small-scale taxpayers, 25% of the annual taxable income will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%, which is essentially resulting in a favorable income tax rate of 5%. Net Plastic Technology, Net Plastic AH, Net Plastic NB, Net Plastic JS, Net Plastic Supply Chain, and Net Plastic Distribution are eligible for the preferential tax policies as small-scale taxpayers for the fiscal year ended June 30, 2023 and 2022. Net Plastic Technology, Qingdao Zhongguang, and Net Plastic New Material are subject to corporate income tax at the PRC unified rate of 25%.

i)	The components of the income tax provision (benefit) were as follows:

	For the Fiscal Year Ended June 30,
	2023	2022
Current income tax provision	$42,998	$-
Deferred income tax provision	-	-
Total	$42,998	$-

ii)	The following table summarizes net deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of June 30,
	2023	2022
Deferred tax assets:
Provision for doubtful accounts	$252,593	$330,641
Net operating loss carried forward	830,994	993,768
Unrealized gains from fair value changes of equity securities	(162,171)	(175,565)
Total deferred tax assets	921,416	1,148,844
Less: valuation allowance	(921,416)	(1,148,844)
Deferred tax assets, net of valuation allowance	$-	$-

The change in valuation allowance for the fiscal year ended June 30, 2023 and 2022 amounted to $227,428 and $278,577, respectively.

As the PRC does not allow the filing of consolidated tax returns, the deferred taxes relate to separate entities that file their own tax returns and therefore could not be offset with each other. A reconciliation between the Company’s actual provision for income taxes and the provision at the PRC mainland statutory rate is as follows:

	For the Fiscal Year Ended June 30,
	2023	2022
Income (loss) before income tax expenses	$2,130,692	$(602,317)
Computed income tax expenses (benefit) with statutory tax rate	532,673	(150,579)
Tax effect of preferential tax treatments	(10,490)	8,461
Tax effect of non-deductible items	11,594	6,433
Tax effect of temporary differences	(55,085)	316,180
Effect of net operating loss carryforward	(435,694)	(180,495)
Income tax expenses	$42,998	$-

As of June 30, 2023, the tax years ended June 30, 2021 through June 30, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Note 12 – CONCENTRATIONS

Significant Customers

As of June 30, 2023, two customers accounted for approximately 67.8% and 22.9% of the Company’s total accounts receivable balance. For the fiscal year ended June 30, 2023, no customer accounted for more than 10% of the Company’s total revenue.

As of June 30, 2022, one customer accounted for approximately 13.2% of the Company’s total accounts receivable balance. For the fiscal year ended June 30, 2022, one customer accounted for 10.6% of the Company’s total revenue.

Significant Suppliers

As of June 30, 2023, four suppliers accounted for 42.3%, 22.0%, 18.1%and 10.5% of the Company’s total accounts payable balance, respectively. For the fiscal year ended June 30, 2023, three suppliers accounted for approximately 24.0%, 18.4%, and 10.1% of the Company’s total purchases, respectively.

As of June 30, 2022, one supplier accounted for 96.4% of the Company’s total accounts payable balance. For the fiscal year ended June 30, 2022, three suppliers accounted for approximately 22.5%, 17.2% and 11.0% of the Company’s total purchases.

Note 13 – SHAREHOLDERS’ EQUITY

Texxon was established under the laws of the Cayman Islands on January 20, 2022. The authorized number of ordinary shares is 500,000,000 shares with par value of $0.0001 each. As of June 30, 2023 and 2022, 20,000,000 ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the share issuance.

Additional paid-in capital

As of June 30, 2023, additional paid-in capital in the consolidated balance sheet represented the combined capital contribution of the Company’s subsidiaries excluded the amounts of ordinary shares.

Note 14 – RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of the Company and their relationships with the Company:

Entity or individual name	Relationship with the Company
Mr. Hui Xu	Shareholder, director and Chief Executive officer of the Company
Ms. Wei Wang	Shareholder of the Company, wife of Mr. Hui Xu
Mr. Chenhan Xu	Shareholder of the Company
Mr. Bo Ren	Chief Financial Officer of the Company
Zhongguang Yiyun Supply Chain Group Co., Ltd. (“Yiyun Group”)	Former shareholder of Net Plastic Technology and directly controlled by Chenhan Xu, a shareholder of the Company and son of Mr. Hui Xu, the Company’s Chief Executive Officer, director and shareholder
Shanghai Zhongguang Yiyun Supply Chain Management Co., Ltd (“Zhongguang Yiyun”)	Directly controlled by Chenhan Xu
Zhejiang Baisuo Qianxun Supply Chain Management Co., Ltd. (“Baisuo SCM”)	Directly controlled by Hui Xu
Zhejiang Xinju Baisuo Supply Chain Management Co., Ltd. (“Zhejiang Xinju”)	Directly controlled by Hui Xu

(a)	The Company entered into the following related party transactions:

	For the Fiscal Year Ended June 30,
	2023	2022
Revenue from sales
Zhejiang Xinju	$2,647,129	$-
Total revenue from related party	$2,647,129	$-

Purchase of products
Zhejiang Xinju	7,569,836	-
Baisuo SCM	-	2,909,275
Total cost of revenue from related parties	$7,569,836	$2,909,275

(b)	The Company had the following significant related party balances:

Loan to Related Party

As of June 30, 2023 and 2022, the Company had a loan balance to Yiyun Group of $22,361,363 and $11,206,732, respectively. The loan was due on demand and carried fixed interest rates for one-year term ranging from 3.65% to 3.85%. The Company recognized interest income of $592,581 and $272,083 on the loan to Yiyun Group for the fiscal year ended June 30, 2023 and 2022, respectively. The Company received full repayment of the outstanding loan amount of $22,361,363 from Yiyun Group as of December 31, 2023.

Due to Related Party

As of June 30, 2023 and 2022, the Company had a due to related party balance of $175,347 and $79,721, respectively, to Zhongguang Yiyun. The advances were due on demand and without interest.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, Texxon and its subsidiaries are the parties to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2023 and through the issuance date of these consolidated financial statements.

Capital Commitment

The Company’s capital commitments primarily relate to commitments on construction in progress. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of June 30, 2023 were as follows:

		Less than	1 – 3	3 – 5	More than
	Total	1 year	years	years	5 years
Capital commitment	$69,847,406	$60,882,595	$8,964,811	$-	$-

Note 16 – SUBSEQUENT EVENTS

Acquisition of Additional Equity Interest in Net Plastic Henan

In November 2023, Net Plastic Technology entered share transfer agreements to acquire an additional 21.4% equity interest of Net Plastic Henan from Shanghai Yuqian Enterprise Management Co., Ltd. for a cash consideration of approximately $1.4 million (RMB10 million). The Company completed the acquisition transaction in January 2024. The Company held 75% of equity interest in Net Plastic Henan after the acquisition.

Reorganization

In preparation of the Company’s IPO in the United States, the Company underwent a reorganization. On March 8, 2024, the Company incorporated WFOE under the laws of PRC. In March, 2024, WFOE entered into a series of equity interest transfer agreements to acquire 92.7% equity interest of Net Plastic Technology from a few shareholders of Net Plastic Technology for a cash consideration of approximately $11.9 million (approximately RMB84.5 million) in the aggregate to be satisfied by the issue and allotment by Texxon of 20,000,000 ordinary shares of par value $0.0001 each. After the reorganization, WFOE owned 92.7% of Net Plastic Technology.

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.

Note 17 – RESTRICTED NET ASSETS

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company’s PRC subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in China, and all of the Company’s revenues earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into US Dollars.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after inter-company eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Company’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries. The footnote disclosures generally included in financial statements and prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, and as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

a)	Condensed parent company balance sheets:

	As of June 30,
	2023	2022
ASSETS:
Investment in subsidiaries	$6,878,855	$4,416,247
TOTAL ASSETS	$6,878,855	$4,416,247
SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 20,000,000 and 20,000,000 shares issued and outstanding as of June 30, 2023 and 2022, respectively.*	2,000	2,000
Additional paid-in capital*	13,004,334	11,598,556
Accumulated Deficit	(4,635,767)	(6,657,919)
Accumulated other comprehensive (loss)	(1,491,712)	(526,390)
Total shareholders’ equity	6,878,855	4,416,247
Total liabilities and shareholders’ equity	$6,878,855	$4,416,247

*	Shares presented on a retroactive basis to reflect the reorganization.

b)	Condensed statements of comprehensive income (loss)

	For the Fiscal Year Ended June 30,
	2023	2022
Equity in income (losses) of subsidiaries	$2,022,152	$(558,378)
NET INCOME (LOSS)	2,022,152	$(558,378)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(965,322)	(449,727)
COMPREHENSIVE INCOME (LOSS)	$1,056,830	$(1,008,105)

c)	Condensed statement of cash flows

	For the Fiscal Year Ended June 30,
	2023	2033
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,022,152	$(558,378)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in subsidiaries	(2,022,152)	$558,378
NET CASH USED IN OPERATING ACTIVITIES	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	-
NET CASH PROVIDED BYFINANCING ACTIVITIES	-	-

NET INCREASE IN CASH	-	-
CASH —beginning of year	-	-
CASH —end of year	-	-

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company uses the equity method to account for investment in its subsidiaries.

The parent company records its investment in its subsidiaries under the equity method of accounting as prescribed in FASB ASC 323, Investments-Equity Method and Joint Ventures. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary is reduced to zero unless the parent company has guaranteed obligations of the subsidiary or is otherwise committed to provide further financial support. If the subsidiary subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

[●] Ordinary Shares

Texxon Holding Limited

PROSPECTUS

EF Hutton, LLC

[●], 2024

Until [●], 2024 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to its unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, willful default or fraud.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Pursuant to our offer letters to directors and employment agreements with executive officers, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

On our incorporation, our authorized share capital is $50,000 divided into 500,000,000 ordinary shares with par value of $0.0001 each. On February 1, 2024, we issued 20,000,000 ordinary shares to the following purchasers as consideration for the transfer of their respective equity interest in Net Plastic technology to the Company in connection with our restructuring for this offering.

Purchaser	Number of Ordinary Shares
EXCP XH Holding Limited	818,780
EXCP QQG Holding Limited	5,963,545
EXCP WW Holding Limited	5,837,887
EXCP XCH Holding Limited	3,370,547
EXCP HJ Holding Limited	2,686,197
EXCP LQ Holding Limited	391,055
ToSupply LYJ Holding Limited	513,457
ToSupply JYZ Holding Limited	252,414
ToSupply ZQ Holding Limited	38,833
ToSupply LF Holding Limited	34,518
ToSupply SLM Holding Limited	30,203
ToSupply LJ Holding Limited	30,203
ToSupply XHD Holding Limited	23,731
ToSupply WW Holding Limited	8,630

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shanghai, China, on [●], 2024.

Texxon Holding Limited

By:
	Name:	Hui Xu
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Hui Xu and Bo Ren, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	[●], 2024
Hui Xu	(Principal executive officer)

	Chief Financial Officer	[●], 2024
Bo Ren	(Principal financial and accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Texxon Holding Limited, has signed this registration statement or amendment thereto in Newark, Delaware on [●], 2024.

Puglisi & Associates

By:
	Name:	[●]
	Title:	[●]

TEXXON HOLDING LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
5.1*	Opinion of Mourant Ozannes (Cayman) LLP regarding the validity of the ordinary shares being registered
5.2*	Opinion of Ellenoff Grossman & Schole LLP regarding the validity of the underwriter warrants being registered
8.1*	Opinion of Mourant Ozannes (Cayman) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Ellenoff Grossman & Schole LLP regarding certain U.S. tax matters
10.1*	English Translation of Form of Purchase Agreement
10.2*	English Translation of Form of Logistics and Transportation Agreement
10.3*	English Translation of State-owned Construction Land Use Rights Transfer Agreement, dated December 26, 2022, by and between Taiqian County Natural Resources Bureau and Henan Net Plastic New Material Technology Co., Ltd.
10.4*	English Translation of Maximum Line of Credit Agreement, dated January 18, 2024, by and between Ningbo Yuyao Rural Commercial Bank and Zhejiang Net Plastic Technology Co., Ltd.
10.5*	English Translation of Lease Agreement by and between Qingdao Fanhua Property Service Co., Ltd. and Qingdao Zhongguang Yiyun Supply Chain Management Co., Ltd., dated October 21, 2022
10.6*	English Translation of Lease Agreement by and between Qingdao Guangzhou Huaxiu Industrial Co., Ltd. and Qingdao Zhongguang Yiyun Supply Chain Management Co., Ltd., dated June 12, 2023
10.7*	English Translation of Lease Agreement by and between Anhui Yishuo Commercial Management Co., Ltd. and Anhui Zhongke Net Plastic Technology Co., Ltd., dated July 3, 2023
10.8#*	Employment Agreement, dated March 21, 2024, by and between the Registrant and Hui Xu
10.9#*	Employment Agreement, dated March 21, 2024, by and between the Registrant and Bo Ren
10.10#*	Employment Agreement, dated March 21, 2024, by and between the Registrant and Jian Huang
10.11#*	Form of Director Offer Letter
10.12#+*	English Translation of Form of Labor Contract, by and between Zhejiang Net Plastic Technology Co., Ltd. and its Executive Officers
21.1*	List of Subsidiaries
23.1*	Consent of ZH CPA, LLC
23.2*	Consent of Mourant Ozannes (Cayman) LLP (included in Exhibit 5.1)
23.3*	Consent of Jingtian & Gongcheng (included in Exhibit 99.2)
23.4*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.2)
24.1*	Powers of Attorney (included on signature page to Registration Statement on Form F-1)
99.1*	Code of Business Conduct and Ethics
99.2*	Opinion of Jingtian & Gongcheng regarding certain PRC law matters
99.3*	Consent of Lei Qin
99.4*	Consent of Kang Zhou
99.5*	Consent of Huiliang Zhang
99.6*	Form of Audit Committee Charter
99.7*	Form of Compensation Committee Charter
99.8*	Form of Nominating and Corporate Governance Committee Charter
107*	Filing Fee Table

*	To be filed by an amendment

#	Indicates a management contract or any compensatory plan, contract or arrangement.

+	Portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.